AR/S
P.E.
12-31-06

2006 Summary
Annual Report



07052127



PROCESSED
MAY 0 1 2007
THOMSON
FINANCIAL

the art of integration

RECD S.E.C.
APR 2 6 2007
1080


CarrierAccess™ corp
www.carrieraccess.com



Integration

To Our Shareholders

2006 was a transformational year in the communications industry, resulting in both challenges and opportunities for Carrier Access. Our wireless and IP business access service provider customers met the demands of their end-users by providing new innovative voice, messaging, web, and media services at increasingly lower costs. Competition for end-user communications customers resulted in new service innovations and provider consolidations that were motivated to increase market share while lowering operating costs. During this customer transformation, Carrier Access continued its transformation to deliver the network equipment and software innovations needed by our service provider customers to expand high bandwidth services, while simultaneously lowering operating costs.

The challenges of industry transformation had an impact on our business in 2006. The consolidation of BellSouth with AT&T and the project nature of several customers' capital investment plans resulted in our sales slowing significantly in the second half of 2006. Conversely, we believe this industry transformation presents us with many opportunities in 2007.

In 2006, we continued to invest significantly in research and development for the anticipated upgrade of broadband messaging, web and media services in radio access networks. During the year, wireless carriers continued their consolidations, rationalized their networks, and began executing on their strategies for network convergence. We believe this convergence is necessary for carriers to cost-effectively deliver new mobile broadband Internet, e-mail, gaming, pictures, music, location, security, and video services. We continue to be focused on what we believe are the high-growth areas for network spending as our customers converge wireline and wireless applications, while transitioning their infrastructures from circuit-to-packet and copper-to-optical networks.

Our financial results in 2006 were not what we had planned at the beginning of the year, due primarily to customer consolidation in the North American wireless industry. Although financial results were less than our expectations, we made progress in transforming Carrier Access business in targeted markets during 2006, while growing our revenue base in many of our existing customers.

Looking ahead to 2007, our goal is to diversify and grow both our wireless and IP business access customer base both domestically and internationally. We have added key talent with new hires and with the acquisition of the assets of Mangrove Systems. This acquisition ensures that we can take advantage of the market opportunities ahead of us for the network infrastructure needed to accelerate cost-effective, as well as high quality deployments of business Voice over IP (VoIP) and wireless media and voice services. Although we will continue to add talent in sales and marketing for global expansion, we are focused on achieving profitability in 2007. We plan to leverage our newly acquired Shanghai lab and other new efficiency initiatives to lower operating expenses, while investing to maximize growth opportunities.

(continued on inside back cover)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-24597

CARRIER ACCESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**84-1208770** **(I.R.S. Employer Identification No.)**
5395 Pearl Parkway, Boulder, CO **(Address of principal executive offices)**	**80301** **(Zip Code)**

(303) 442-5455
(Registrant's telephone number, including area code)



Securities registered pursuant to 12(b) of the Act:
Common Stock, par value $0.001 per share
(Title of Class)
The NASDAQ Stock Market, LLC
(NASDAQ Global Market)
(Name of Exchange on which Registered)

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2006 there were 34,043,395 shares of the Registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based upon the closing sale price of such shares on the NASDAQ National Market (now known as the NASDAQ Global Market) on June 30, 2006, the last business day of the second quarter of 2006) was $173,767,412. Shares of the Registrant's common stock held by each executive officer and director and by each entity that owns 5% or more of the Registrant's outstanding common stock have been excluded in that such persons or entities may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

On March 1, 2007, there were 34,402,036 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the Registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K to the extent stated herein.

CARRIER ACCESS CORPORATION

INDEX TO ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended December 31, 2006

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	23
Item 2.	Properties	23
Item 3.	Legal Proceedings	24
Item 4.	Submission of Matters to a Vote of Security Holders	25
	Executive Officers of the Registrant	25
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	26
Item 6.	Selected Consolidated Financial Data	27
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	28
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	41
Item 8.	Consolidated Financial Statements and Supplementary Data	43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	77
Item 9A.	Controls and Procedures	77
Item 9B.	Other Information	78
	PART III	
Item 10.	Directors, Executive Officers of the Registrant and Corporate Governance	80
Item 11.	Executive Compensation	80
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	80
Item 13.	Certain Relationships and Related Transactions and Director Independence	80
Item 14.	Principal Accounting Fees and Services	80
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	81
Signatures		82

PART I

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, and the documents incorporated by reference in this Annual Report on Form 10-K, contain "forward-looking statements" within the meaning of the federal securities laws. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "believe", "could", "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue", and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations and involve known and unknown risks, uncertainties and situations, including those disclosed in "Risk Factors" in Item 1A of this Annual Report on Form 10-K, that may cause our Company's or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements implied by these statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We undertake no obligation to revise or update any forward-looking statements contained in this Annual Report on Form 10-K for any reason.

ITEM 1. BUSINESS

General

Carrier Access designs, manufactures and sells converged access equipment to wireline and wireless carriers. Our products are used to upgrade capacity and provide enhanced services to wireline and wireless communications networks. Our products also enable our customers to offer enhanced voice and data services, delivered over multiple technologies, which historically have been offered on separate networks, on a single converged network. We design our products to enable our customers to deploy new revenue-generating voice and data services, while lowering their capital expenditures and ongoing operating costs.

We sell our products directly to wireline and wireless carriers and indirectly through a broad channel of global distributors, integration partners and original equipment manufacturers, or OEMs, that provide voice, data and converged communications infrastructure products. Our wireline and wireless customers include local and long distance carriers, wireless mobility carriers, cable operators, Internet carriers, and international communications providers.

Our principal executive offices are located at 5395 Pearl Parkway, Boulder, CO 80301. Our telephone number at that location is 303-442-5455. Our website is *www.carrieraccess.com*; however, the information in, or that can be accessed through, our web site is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our web site (*www.carrieraccess.com*) as soon as reasonably practicable after we electronically file or furnish such materials with the Securities and Exchange Commission. We were incorporated in Colorado in September 1992 and were reincorporated in Delaware in June 1998.

Industry Overview

The pervasive use of the Internet, the introduction of new bandwidth-intensive applications, and widespread adoption of numerous mobile communications devices capable of connecting to the Internet have fueled demand for media-rich Internet services, such as picture mail, music downloads, games, enhanced text messages, wireless web, and real-time video. Similarly, businesses are demanding new services customized to meet their personal communications needs, such as web conferencing, virtual private networks, or VPNs, which allow companies to extend their secure networks using the Internet, and voice over Internet protocol, ("VoIP"), which is the transmission of voice over the Internet. Broadband wireline and wireless Internet access are experiencing rapid growth as they become the primary means by which these services are enabled.

The rapid increase in broadband subscriber growth, coupled with widespread adoption of new media-rich Internet services, is driving carrier investment in new broadband access technologies. Carriers continue to make significant investments to increase capacity at both the wireline portion of the network that links carriers and their end-user customers, which we refer to as the access portion of the network, and the wireless portion of the network that links cellular sites to the wired network, which we refer to as wireless backhaul. In addition, carriers continue to focus capital expenditures on upgrading to IP-based technologies and delivering broader geographic coverage. With constrained capital expenditure budgets, communications carriers are implementing scalable and cost-efficient networking technologies that are designed to leverage their existing networks.

The growth of Internet-enabled mobile communications devices and applications is driving a rapid expansion of the global wireless communications infrastructure. In response to continued subscriber growth and increasing demand for media-rich wireless services, we believe broadband carriers will need to cost-effectively upgrade their networks to support these new service offerings to remain competitive. In addition, this expansion is being accelerated by federal regulation, such as Enhanced 911, or E911 rules mandated by the Federal Communications Commission ("FCC") which require public safety agencies to implement improved location detection of the wireless user.

We believe that disparate networks that comprise the Internet, including corporate intranets, cable systems, and broadband and wireless networks, and voice and video networks, will increasingly converge into one unified network. The industry is seeing evidence of this in several areas such as the offering of telephone service by Internet providers and television service by phone carriers.

Our Approach

We provide a broad platform of communications equipment, software, and services that enable wireless and wireline carriers to cost-effectively upgrade access capacity and implement converged IP voice and data services.

Our wireless products allow wireless carriers to deliver greater bandwidth effectiveness on backhaul portions of the network, which is the portion that links cell sites to the wired switching center. Our products also increase wireless network capacity at our customers' cell sites and provide remote management of the cell site which can reduce operating expenses. The addition of new wireless data services has increased the need for bandwidth expansion and data networking technologies to link cell sites to switching centers cost effectively.

Our wireline products are primarily used to deliver converged IP voice and data services over broadband access connections, such as T1 or Ethernet connections, to business or multiple dwelling units, such as apartments and condominiums. The embedded VoIP software in our products works in conjunction with certain network application software providers to deliver IP-based voice and data applications, including virtual private networks, or VPNs, that fully integrate voice and data, customized web-controlled voicemail, call screening and forwarding, and other personalized IP communications services.

Our products provide the following benefits to our customers:

Revenue From Existing and Next-generation Data Services. Our equipment and the software embedded in it supports multiple services. As a result, carriers using our products can offer a variety of revenue-generating services as customer needs evolve, without deploying dedicated equipment for each service. For example, our Adit products support the efficient delivery of data traffic with VoIP services, while supporting or converting existing customer telephone and data equipment. This is accomplished by deploying service cards that support multiple communications services and technologies within the Adit chassis, thus protecting both the carriers' investment in access equipment and the end-user investment in enterprise communications equipment.

Cost Effectiveness and Scalability. Our products are designed to enable our customers to cost-effectively add additional voice and data capacity as the demand for bandwidth and new services increases. Our products reduce unused bandwidth and lower carriers' equipment upgrade and operating costs by allowing the easy

installation of additional cards into an already installed product. These line cards are designed to provide a variety of new communications services without sacrificing existing infrastructure investments. In addition, our products are capable of performing a variety of communications networking functions in a single chassis. For example, our Axxius products integrate multiple services such as transport, routing, and service protection at the access point of wireless networks.

Manageability and Flexibility. As voice and data network complexity increases, we believe carriers will require software and systems that provide end-to-end management of the communications services they offer to their customers. We develop and integrate software-based network management capabilities with our products that enable communications equipment carriers to more easily manage voice and data traffic and services within their networks. Our NetworkValet and newly introduced OMC Companion software can remotely manage and provision our products in addition to providing valuable reporting for specific analysis. This remote management and reporting capability reduces the overall cost of ownership by decreasing the need for on-site configuration, maintenance, and diagnostics.

Our Strategy

Our objective is to become a leading provider of converged access products for wireless and wireline markets by providing next generation products that economically converge voice and data services delivery, while delivering carrier-grade service quality.

These products enable our customers to cost-effectively deploy next-generation services while leveraging their existing infrastructure investments. Key elements of our strategy to achieve this objective include:

Pursue High Growth Market Opportunities. We will continue to apply our diverse product portfolio and research and development expertise to engineer, manufacture, and support innovative products for strategic, high growth markets, such as wireless radio access networks and VoIP service offerings. At the beginning of 2001, we derived minimal revenue from our wireless products. At that time, we began dedicating separate significant resources to designing products serving the wireless market. We have successfully gained a position in this market, as evidenced by products deployed in the wireless market accounting for 56% of our total net revenue in 2006.

Continue to Pursue and Leverage Global Strategic Relationships. We intend to maintain and expand our existing relationships and pursue new strategic relationship opportunities with leading global communications equipment vendors. We currently have OEM and strategic relationships with companies such as Alcatel and Nortel. Several of these customers integrate our products with their own product offerings to provide a comprehensive offering to their carrier, residential, enterprise, or commercial customers. These relationships are important to us because they allow us to combine product synergies for a more complete product portfolio. In addition, these relationships allow us to leverage our sales force with the domestic and international sales and marketing personnel of our strategic partners and provide complete product offerings to our joint customers.

Leverage our Technology and Customer Base to Expand our Product Portfolio. The demand for media-rich voice and data services is a key driver of our carrier customers' growth. We intend to assure that our product portfolio and architectures continue to offer the performance and flexibility needed for the economical introduction of new services. Our expertise in a broad range of technologies, such as VoIP, data transport and routing, and management software provides us with a technology platform from which we can develop or enhance our products to address new markets and applications. For example, we leveraged our relationship with one supplier to introduce new service cards for the Adit and Axxius platforms that provided access cost savings in both wireless and wireline applications within their networks.

Pursue Acquisitions. In addition to our internal research and development efforts, we continually evaluate acquisitions of companies and technologies that could extend our product offerings, technology expertise, industry knowledge, and global customer base. Since 1998, we have completed four acquisitions, including our

acquisitions of White Rock Shanghai, Ltd. in October, 2006 and Paragon Networks International in November of 2003. In addition, in March 2007 we acquired certain assets of Mangrove Systems, Inc. These acquisitions have and will extend our ability to provide additional and enhanced products that enable us to gain market share in wireless markets and other markets and provide the delivery of converged voice and data services. We intend to pursue additional acquisitions in the future.

The ability to achieve our objective to become a leading provider of converged access products is subject to many challenges and uncertainties. In particular, our industry is highly competitive and there are many companies providing competitive products in the same market in which we sell our products. See "Business — Competition."

Principal Products

Since our founding in 1992, we have continually broadened our product line, through internal development and acquisitions, to serve the needs of customers in high-growth communications markets. Currently, our products support traditional telecommunications technologies as well as emerging technologies such as VoIP and fiber-based access, which is referred to as a passive optical network, or PON. Our current product portfolio features eight platforms that reside in a variety of locations, including the carriers' central office, cell site and wireless hub locations, and the end-users' business premises. Our products meet the highest appropriate quality standards, and all our products comply with ISO 9001:2000, which is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products.

Platform	Wireless and Satellite Equipment	Converged Business Access Equipment
Axxius	•	
Adit	•	•
Wide Bank	•	•
Access Navigator	•	•
Broadmore	•	
Exxtenz		•
MASTERseries	•	
BROADway	•	

Wireless and Satellite Products. We provide equipment to wireless carriers for use in transporting and managing voice and data traffic between cell sites and their regional switching offices. This is sometimes termed the backhaul portion of the network. In addition, wireless infrastructure equipment providers have integrated our Adit, Axxius, MASTERseries and BROADway products as an important component to their system solution. Our products are used to terminate the wireline service at both the cell site location and at the wireless carrier's switching center. Our scalable products enable wireless carriers to cost-effectively offer new revenue-generating voice and data services, optimize wireless backhaul capacity, manage remote locations and lower network operating costs. We also provide equipment that is used by wireless carriers in their provisioning of FCC mandated E911 services. Our Satellite Products consist primarily of our Broadmore product which is used by the Department of Defense and other government agencies to improve their optical communications with security features such as encryption and secure management and identification.

Converged Business Access. We provide products that integrate multiple voice and data access services that are both easy to install and easy to manage, while delivering the quality of service that end-users demand. Our products support the connection of customer voice and data equipment such as telephones, enterprise telephone networks, local area networks, video conferencing equipment, and installed data equipment to wide area network services. We also provide products that transmit voice communications over the Internet. Our VoIP products can be used to connect customers to a single network infrastructure for the transmission of data, voice, and video traffic as part of an IP communications service that fully integrates voice and data. These converged IP communications services provide new multimedia communications capabilities to end-users, while offering

lower capital and operating costs for carriers. Our Exxtenz product enables service providers to utilize PON technology to deliver new or enhanced services such as wire-speed Ethernet, voice, T1, and video services to businesses. Our Fiber Access products deliver these services in a cost-efficient manner by supporting up to 32 customer-building connections from a single strand of fiber.

Product Details

Adit 3000 Platform — integrated delivery terminal for voice and data services

The Adit 3000 product line consists of high-bandwidth multi-service routers and VoIP business gateways used in hosted business VoIP services offered by carriers. The Adit 3104 IP Business Gateway incorporates VoIP capabilities with a high-performance router. It supports a single T1 or Fast Ethernet WAN port, four-port Ethernet switch, firewalls, intrusion detection, IPSec VPN with encryption and terminates up to 24 lines of analog voice lines of VoIP. The Adit 3104 creates a secure partition between external public network access, while enabling remote users to securely connect to their businesses.

The Adit 3402 High-bandwidth, Multi-service Router offers full Fast Ethernet throughput with security, firewalls, intrusion detection, NAT, one to four T1 for WAN interfaces and supports up to 24 lines of voice service delivery. The scalability of the Adit 3402 makes it an ideal device for Small-to Medium-sized Business (SMB) locations with expanding throughput needs.

Adit 600 Platform — integrated delivery terminal for voice and data services

The Adit 600 Multi-service Delivery Terminal helps wireline and wireless carriers to offer revenue-generating voice and data services. It provides converged voice, data, and Internet access in a scalable, modular platform. The Adit 600 delivers carrier-quality broadband voice and data services for a wide range of applications, while allowing carriers to lower their infrastructure hardware costs by replacing and consolidating traditional network access equipment.

Adit 600 Customer Media Gateway — VoIP media gateway service card

The Customer Media Gateway, or CMG, service card expands the Adit 600 platform's capabilities beyond traditional communications applications to enable the transmission of media-rich applications over the Internet. The Adit 600 CMG enables gradual and seamless migration of voice and data services from traditional communication services to delivery over the Internet, while preserving existing equipment investments. The platform offers carriers and small- to medium-sized businesses a carrier-quality, cost-effective product that enables the integration of IP and traditional TDM voice services. In addition, the Adit 600 CMG is interoperable with all leading soft switch vendors, maintaining superior flexibility in the emerging VoIP market.

Access Navigator — voice traffic concentration application sold in combination with Adit products

The Access Navigator comes in three configurations that allow carriers to utilize existing resources more efficiently and enables the provisioning of services to a greater number of customers with minimal incremental infrastructure investments. With its small footprint and low power requirements, the Access Navigator is used in applications where traditional larger and more expensive communications infrastructure would be impractical. Combined with the Adit, the two devices provide an end-to-end offering for the delivery of enterprise or residential voice and Internet IP access.

Exxtenz Platform — PON optical network termination

The Exxtenz platform enables service providers to deliver enhanced services such as integrated high-speed data, Ethernet, voice and video services to businesses and multiple dwelling units. By utilizing PON technology, the Exxtenz platform has the ability to deliver these services at significantly lower capital costs. Our PON technology supports up to 32 Exxtenz devices from a single strand of fiber.

Wide Bank 28 Platform — M13 multiplexer

The Wide Bank platform was engineered to significantly reduce size and power requirements for terminating communications circuits. Its design can handle multiple levels of electronics redundancy to assure service availability and management. The Wide Bank is used by both wireless and wireline service providers for a variety of DS3 high bandwidth communications applications.

MASTERseries — access integration platform for wireless aggregation and consolidation.

The MASTERseries, which is typically located at a cell site, optimizes wireless backhaul traffic for analog and digital base stations, E911 location devices and data devices in a single, highly reliable platform. The MASTERseries provides bandwidth capacities from four to 32 T1/E1 circuits.

BROADway — access integration platform for wireless aggregation and consolidation

The BROADway product allows wireless carriers to connect their cell sites and mobile switch centers. The BROADway is used primarily at wireless hub locations to optimize backhaul, provide remote access and management of equipment, monitor T1 line performance, and enable carriers to add bandwidth and new revenue-generating services. The BROADway provides bandwidth capacities from T-1/E-1 to OC-3 circuits.

Sales, Marketing and Customer Support

Our sales model consists of indirect sales to distributors and OEMs and direct sales to end-users who are wireline and wireless carriers. Our sales force works with distributors and OEMs to identify potential customers and provide pre- and post-sales support to our carrier customers and other end-users. For the year ended December 31, 2006, sales to distributors and OEMs accounted for 37% of our net revenues, and direct sales to end-users accounted for 63% of our net revenues, of which direct sales to one of our customers, Cingular, accounted for approximately 36% of our net revenue. For the year ended December 31, 2005, sales to distributors and OEMs accounted for 27% of our net revenues and direct sales to end-users accounted for 73% of our net revenues, of which direct sales to one of our customers, Cingular, comprised approximately 42% of our net revenue. For the year ended December 31, 2004, sales to distributors and OEM's accounted for 47% of our revenues, direct sales to end-users accounted for 53% of our net revenues, and direct sales to two of our customers, Ericsson and T-Mobile comprised approximately 20% and 10% of our net revenues, respectively. We typically ship products soon after receipt of the customers' orders and, accordingly, our backlog has not been significant.

Sales to Distributors and OEMs. Our distributors and OEMs are responsible for fulfilling product orders, warehousing product, and integrating products into their product offering. We establish relationships with distributors and OEMs through written agreements that provide prices, discounts and other material terms and conditions under which the distributor or OEM is eligible to purchase our products for resale. Such agreements generally do not grant exclusivity to the distributors or OEMs, do not prevent the distributors or OEMs from carrying competing product lines, and do not require the distributors to sell any particular dollar amount of our products. We typically sell to our distributors and OEMs on credit.

Sales Directly to End-Users. A significant and growing portion of the sales of our products in recent years has been made through direct sales to end-users. Although we experienced a decline in the proportion of direct sales in 2006 relative to 2005, this was primarily due to decreased revenues from one of our significant customers. We expect direct sales as a percentage of net revenue to remain at current levels, partially offset by increased sales to existing and new OEM customers. Our continued success depends on building and maintaining good relations with our direct customers. We typically sell to these customers on credit.

Sales Force. Our sales force covers primarily the continental United States, Latin America and Asia. It includes sales and sales engineering and is responsible for product configuration, evaluation, installation and

telephone presales and installation support activities. Our sales engineering strategy focuses on assisting carriers and end-users in rapidly integrating our products into their networks. The sales engineering support group identifies carriers and end-user leads and based on initial presentations, provides evaluation units for trial in wireless and wireline carrier and end-user networks. After successful trial and approval, the carrier or end-user is provided with product installation and maintenance training. Initially, our sales engineering support group is involved in educating carriers and end-users about the functionality and benefits that may be derived from using our products. Subsequently, members of both our sales engineering and research and development organizations are involved in providing the carrier or end-user with the required training and technical support to integrate our products into a new application or service.

Marketing. Our marketing organization develops strategies for products and, along with the sales force, develops key account strategies and defines product and service functions and features. Our marketing group is responsible for sales support, handling requests for information, requests for quotes and requests for proposals, preparing in-depth product presentations, interfacing with operations, setting price levels, developing new services and business opportunities and writing proposals in response to customer requests for information or quotations. We engage in a number of marketing activities that include exhibiting products and customer applications at industry trade shows, advertising in selected publications aimed at targeted markets, taking part in public relations activities with trade and business press and distributing sales literature, technical specifications and documentation in order to create awareness, market demand and sales opportunities for our products. On a limited basis, we also support several of our distributor and OEM partners in cooperative advertising campaigns.

Customer Service and Support. Ongoing customer support is critical to maintaining and enhancing relationships with carriers, end-users and distributors. The carrier and end-user support group has five functions:

- new product development that provides for product ideas and enhancements based on customer requirements through the pre- and post-sales support effort;
- inbound technical support which focuses on pre-and post-sales calls made to us by our customers;
- outbound application support and response to proposed quotation requests;
- training, including installation and application development training for customers, sales engineers, and employees; and
- reporting and analysis based on the automated trouble ticket and returned material systems.

Competition

There is intense competition in the telecommunications equipment market with a large number of suppliers providing a variety of products to diverse market segments. The principal competitive factors for products in our markets include:

- lower initial and lifetime costs;
- performance and reliability;
- flexibility, scalability and ease-of-use;
- service and support;
- breadth of features and benefits; and
- end-to-end management systems.

Our products compete favorably with respect to each of these factors.

Our principal competitors for our products include Adtran, Inc., Audiocodes, Telco Systems, Inc., Cisco Systems, Inc., Sycamore Networks, Inc., Alcatel-Lucent, Inc., Natural Microsystems, RAD, Tellabs, Inc., Zhone Technologies, Inc. and other private and public companies. Most of these companies offer products competitive

with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our product lines will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisitions, thereby intensifying competition.

We believe our competitive position is enhanced by our ability to adapt quickly to changes in the market, the capability to modify existing products to decrease their size and expense while maintaining functionality in order to meet customers' demands, and our close connections with multiple markets through our customer base. Our competitive position may be negatively affected, however, by our relatively small size, which could inhibit our ability to fund research and development activities as aggressively as our competitors. This factor could in turn affect our ability to attract new customers that may choose to purchase from one of our competitors with a larger market share and product offering.

Manufacturing

Our manufacturing operations consist of materials planning and procurement, final assembly, product assurance testing, quality control, and packaging and shipping. We currently use several independent manufacturers to provide certain printed circuit boards, chassis and subassemblies. We have developed a manufacturing process that enables our products to be configured to different customer hardware and software applications at the final assembly stage. This flexibility is designed to reduce both our manufacturing cycle time and our need to maintain a large inventory of finished goods.

We spend significant engineering resources producing software and hardware to assure consistent high product quality. We test every product both during and after the assembly process using internally developed automated product assurance testing procedures. These procedures consist of automated board and automated system testing as well as environmental testing. Although we generally use standard parts and components for our products, many key components are purchased from sole or single source vendors for which alternative sources are not currently available. In the past we have experienced supply problems and we may experience supply problems in the future from any of our contract manufacturers or vendors.

Research and Product Development

We focus our development efforts on providing enhanced functionality to our existing products, including total network offerings and performance and the development of additional software-based features and functionality. We obtain extensive product development input from our customers and our monitoring of end-user needs and changes in the marketplace. Our current product development focus has been on developing next-generation wireline and wireless broadband access products and completing new products. In addition, we also have recently entered into agreements to perform research and development under contract with several of our partners. Our success will depend, in part, on our ability to develop and introduce in a timely fashion new products and enhancements to our existing products. We have in the past made, and intend to continue making, significant investments in product and technological development. Our engineering, research and development expenditures totaled approximately $26.8 million, $17.0 million, and $18.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. We perform our research and product development activities at our offices in Boulder, Colorado, Tulsa, Oklahoma, Roanoke, Virginia and Bethel, Connecticut. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of these new products or enhancements to achieve market acceptance, could have a material adverse effect on our business.

Intellectual Property

As of December 31, 2006, we held a total of sixteen issued U.S. patents and had approximately eight pending U.S. patent applications. We have one U.S. trademark application pending and have fifteen registered trademarks. A large number of patents and frequent litigation based on allegations of patent infringement exist

within the telecommunications industry. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to us. If any such claims asserting that our products infringe on proprietary rights of third parties were determined adversely to us, it could have a material adverse effect on our business, financial condition or results of operations.

We rely upon a combination of patent, copyright, trademark and trade secret laws both common and statutory as well as confidentiality procedures and contractual restrictions to establish and protect our proprietary rights. We have also entered into employee protection and confidentiality agreements with our employees and consultants, and we enter into non-disclosure agreements with our customers, partners, suppliers and distributors so as to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the U.S. and thus make the possibility of misappropriation of our technology and products more likely. Based on the effort and cost associated with enforcing foreign intellectual property protections as compared with the comparative value of such protections, we place a lower emphasis on obtaining international trademark and patent registrations, although we will do so when considered appropriate.

Employees

As of December 31, 2006, we employed approximately 304 full-time employees. No employees are covered by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our relationships with our employees are good.

Many of our employees are highly skilled, and our continued success depends in part upon our ability to attract and retain such employees. In an effort to attract and retain such employees, we continue to offer employee benefit programs that we believe are at least equivalent to those offered by our competitors. Despite these programs, in the past we have experienced difficulties in hiring certain skilled personnel. In critical areas, we have utilized consultants and contract personnel to fill these needs until full time employees could be recruited.

ITEM 1A. RISK FACTORS

Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only risks we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any or all of these risks. The trading price of our common stock could decline significantly due to any of these risks, and investors may lose all or part of their investment. In assessing these risks, investors should also refer to other information contained or incorporated by reference in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

We experienced large net operating losses and decreases in net revenue in 2006, 2005, 2002 and 2001, which caused a significant decline in the market price of our common stock, and we could experience similar declines in net revenue in the future, which could negatively impact the market price of our common stock.

Our quarterly and annual operating results have fluctuated significantly in the past and may continue to vary significantly in the future. For example, although we were profitable on an annual basis for our fiscal years ended December 31, 1997 through 2000, we incurred significant net losses of $14.8 million in 2006, and net losses of $14.9 million and $52.7 million in 2001 and 2002, respectively. In addition, our net revenues decreased from $148.1 million in 2000 to $100.7 million and $50.2 million in 2001 and 2002, respectively.

Although our revenues increased from $62.5 million in 2003 to $95.4 million in 2004, our net revenues decreased to $75.4 million in 2006, and we had a net operating loss of $14.8 million in 2006. Our quarterly revenues fluctuated significantly in these periods as well. We cannot be certain that our annual and quarterly net revenues will not continue to fluctuate significantly in the future.

We face a number of risks that could cause our future net revenues and operating results to experience similar fluctuations, including the following:

- The loss of, or significant reduction in purchases by, any of our large customers, one of whom was responsible for approximately 36% and 42% of our net revenues in the years ended December 31, 2006 and 2005, respectively, and which has occurred in the past;
- Overall movement toward industry consolidation among both our competitors and our customers, both wireless and wireline;
- Reductions in capital spending for equipment by the telecommunications industry and reductions in capital spending for wireless equipment due to mergers and consolidation in the wireless market, a factor that resulted in significantly less than anticipated product sales in 2006, and a large decline in our product sales in 2005, 2002 and 2001;
- Fluctuations in demand for our products and services, especially with respect to Internet businesses and telecommunications carriers, in part due to the changing global economic and regulatory environment;
- Changes in sales and implementation cycles for our products and reduced visibility into our customers' spending plans and associated revenue;
- Price and product competition in the communications and networking industries, which can change rapidly due to technological innovation;
- Costs related to acquisitions of technologies or businesses;
- The timing, size, and mix of orders from customers;
- The introduction and market acceptance of new technologies and products and our success in new markets;
- Variations in sales channels, product costs, or mix of products sold;
- The ability of our customers, channel partners, and suppliers to obtain financing or to fund capital expenditures;
- Our ability to achieve targeted cost reductions and to execute on our strategy and operating plans; and
- Potential difficulties in completing projects associated with in-process research and development.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

Our net revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. Generally, purchases by service providers of telecommunications equipment from manufacturers have been unpredictable and clustered, rather than steady, as the providers build out their networks. The primary factors that may affect our net revenues and results include the following:

- Fluctuation in demand for our voice infrastructure products and the timing and size of customer orders;
- The cancellation or deferral of existing customer orders or the renegotiation of existing contractual commitments, and which has occurred in the past;
- Consolidation and/or reorganization post-merger of certain customers;
- The failure of certain of our customers to successfully and timely reorganize their operations, including emerging from bankruptcy or post bankruptcy reorganization;

- The length and variability of the sales cycle for our products; and
- The timing of revenue recognition and amount of deferred revenues.

Our industry is highly competitive; if we fail to compete successfully against our competitors, our market share and product sales could be adversely affected, resulting in a decline in our net revenues and deterioration of our operating results.

The market for our products is intensely competitive, with a large number of equipment suppliers providing a variety of products to diverse market segments within the telecommunications industry. Our existing and potential competitors include many large domestic and international companies, including companies that have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, manufacturing, technological, sales and marketing, distribution, and other resources. Our principal competitors include Adtran, Inc., Audiocodes, Telco Systems, Inc., Cisco Systems, Inc., Sycamore Networks, Inc., Alcatel-Lucent, Inc., Natural Microsystems, RAD, Tellabs, Inc., Zhone Technologies, Inc. and other small independent system integrators and private and public companies. Most of these companies offer products competitive with one or more of our product lines. We expect that our competitors that currently offer products competitive with only one of our products will eventually offer products competitive with all of our products. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including large telecommunications equipment manufacturers and computer hardware and software companies, may enter these markets through acquisition, thereby further intensifying competition.

Many of our current and potential competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing, and other resources and more established channels of distribution. As a result, such competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources than we can devote to the development, promotion, and sale of their products. In addition, such competitors may enter our existing or future markets with solutions, either developed internally or through acquisition, that may be less costly, provide higher performance or additional features, or be introduced earlier than our solutions. Successful new product introductions or enhancements by our competitors could cause a significant decline in sales or loss of market acceptance of our products. Competitive products may also cause continued intense price competition or render our products or technologies obsolete or noncompetitive.

To be competitive, we must continue to invest significant resources in research and development and sales and marketing. We may not have sufficient resources to make such investments or be able to make the technological advances necessary to be competitive. In addition, our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross profit margins, and loss of market share, any of which could cause a decline in the price of our common stock.

Deterioration of the wireless infrastructure industry could lead to reductions in capital spending budgets by wireless operators and original equipment manufacturers, which could adversely affect our net revenues, gross profit margins and income.

Our net revenues and gross profit margins depend significantly on the overall demand for wireless infrastructure subsystems products. A reduction in capital spending budgets by wireless operators and OEMs caused by an economic downturn, consolidation within the industry such as the merger of BellSouth and AT&T, and the merger of Sprint and Nextel, among others has led to a softening in demand and delays in procurement of our products and services. Such factors resulted in a decrease in revenues and increases in losses in the third and fourth quarter of 2004 and during 2005, significantly less than anticipated revenues in the third and fourth quarters of 2006, and could result in decreases in net revenues and earnings in future periods.

If we are unable to develop new or enhanced products that achieve market acceptance, we could experience a reduction in our future product sales, which would cause the market price of our common stock to decline.

The communications industry is characterized by rapidly changing technology, evolving industry standards, changes in end-user requirements, and frequent new product introductions and enhancements, each of which may render our existing products obsolete or unmarketable. Our success depends on our ability to enhance our existing products and to timely and cost-effectively develop new products with features that meet changing end-user requirements and emerging industry standards. The development of new, technologically advanced products is an expensive, complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. We may not be successful in identifying, developing, manufacturing, and marketing product enhancements or new products that will respond to technological change or evolving industry standards. In the recent past, we have experienced delays in the development and shipment of new products and enhancements, which has resulted in distributor and end-user frustration and delay or loss of net revenue. It is possible that we will experience similar or other difficulties in the future that could delay or prevent the successful development, production, or shipment of such new products or enhancements, or that our new products and enhancements will not adequately meet the requirements of the marketplace and achieve market acceptance. Announcements of currently planned or other new product offerings by our competitors or us have in the past caused, and may in the future cause, distributors or end-users to defer or cancel the purchase of our existing products. Our inability to develop new products or enhancements to existing products on a timely basis, or the failure of such new products or enhancements to achieve market acceptance, could harm our relationships with an increasingly limited number of existing and potential customers, and result in a decline in our future product sales and the price of our common stock.

We continue to rely on a limited number of direct customers, the loss of any of which could result in a decline in net revenues and the price of our common stock.

A significant portion of our net revenues has been derived from a limited number of large direct customers, and we believe that this trend will continue in the future. For example, for the year ended December 31, 2006, we sold directly to Cingular, who accounted for approximately 36% of our net revenues, down from approximately 42% in the prior year ended December 31, 2005. The majority of our direct customers do not have any obligation to purchase additional products, and, accordingly, they may terminate their purchasing arrangements with us or significantly reduce or delay the amount of our products that they order or forecast without penalty. We have experienced cancellations and delays of orders in the past and significant reductions in product forecasts, most recently during the third and fourth quarters of 2006, and we expect to continue to experience order cancellations and delays from time to time in the future. Any such termination, change, reduction or delay in orders would harm our business. The timing of customer orders and accuracy of customer forecasts and our ability to fulfill these forecasts and orders can cause material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

We rely on a limited number of distributors and OEMs, the loss of any of which could cause a decline in our net revenue and have an adverse effect on our results of operations and the price of our common stock.

A significant portion of the sales of our products are through distributors and OEMs, which generally are responsible for warehousing products, fulfilling product orders, servicing end-users and, in some cases, customizing and integrating our products at end-users' sites. We rely on a limited number of distributors and OEMs to sell our products. For example, one distributor, Walker & Associates, Inc., accounted for 11%, 8%, and 7% of our net revenues in 2006, 2005 and 2004, respectively. We expect that, in the future, a significant portion of our products will continue to be sold to a small number of distributors and OEMs. Accordingly, if we lose any of our significant distributors and OEMs or experience reduced sales to such distributors and OEMs, our net revenue would decline, which would have an adverse effect on our operating results and could cause a decline in the price of our common stock.

If our distributors are not successful both in terms of operating their own businesses and in selling our products to their customers, we could experience a decline in net revenue, an increase in inventory and bad debt, and deterioration in our operating results.

In the past, some of our distributors have experienced problems with their financial and other resources that have impaired their ability to pay us. Although we continually monitor and adjust our reserves for bad debts, we cannot assure you that any future bad debts that we incur will not exceed our reserves. Furthermore, we cannot assure you that the financial instability of one or more of our distributors will not result in decreased net revenues for us and deterioration in our operating results. Distributors have, in the past, reduced planned purchases of our products due to overstocking and such reductions may occur again in the future. Moreover, distributors who have overstocked our products have, in the past, reduced their inventories of our products by selling such products at significantly reduced prices. This may occur again in the future. Any reduction in planned purchases or sales at reduced prices by distributors in the future could harm our business by, among other things, reducing the demand for our products and creating conflicts with other distributors and our direct sales efforts.

Some of our distributors and OEMs have stock rotation, limited return, on time delivery and price protection rights which could cause a material decrease in the average selling prices and gross profit margins of our products, either of which would have an adverse effect on our operating results and financial condition.

We generally provide our distributors and OEMs with limited stock rotation rights of return, on time delivery and price protection rights. Three times a year, pursuant to limited stock rotation rights, some of these customers can return on average up to 15% of unsold products to us in return for an equal dollar amount of new products. The returned products must have been held in stock by such distributor or OEM and have been purchased within the four-month period prior to the return date. We cannot be certain that we will not experience significant returns of our products, or ensure that our shipments in the future will be on time, which could result in a material decrease in our net revenues, average selling prices, gross margins and operating results.

We also provide certain distributors and OEMs with price protection rights in which we are required to provide 60-days' advance notice of price decreases. Orders we receive from distributors or OEMs within the 60-day period are filled at the existing, lower product price. In the event of a price decrease, we may be required to credit distributors and OEMs the difference in price for any stock they have in their inventory. In addition, we grant certain of our distributors and OEMs "most favored customer" terms, pursuant to which we have agreed not to knowingly grant another distributor or OEM the right to resell the same products on terms more favorable than those granted to the existing distributor or OEM, without offering the more favorable terms to the existing distributor or OEM. It is possible that these price protection and "most favored customer" clauses could cause a material decrease in the average selling prices and gross profit margins of our products, which could in turn have a material adverse effect on distributor or OEM inventories, our business, net revenues, financial condition, and operating results.

We do not have exclusive agreements with our distributors, who sell other broadband communications equipment that competes with our products. As a result, our distributors may not recommend or continue to use and offer our products or devote sufficient resources to market and support our products, which could result in a reduction in sales of our products.

Our agreements with our distributors generally do not grant exclusivity, prevent the distributor from carrying competing products or require the distributor to purchase any minimum dollar amount of our products. Additionally, our distribution agreements do not attempt to allocate certain territories for our products among our distributors. To the extent that different distributors target the same end-users of our products, distributors may come into conflict with one another, which could damage our relationship with, and sales to, such distributors.

Most of our existing distributors also distribute the products of our competitors. Our distributors may not recommend or continue to use and offer our products, or our distributors may recommend competitive products in place of our products and not devote sufficient resources to market and provide the necessary customer

support for our products. In addition, it is possible that our distributors will give a higher priority to the marketing and customer support of competitive products or alternative solutions.

Our distributors do not have any obligation to purchase additional products, and accordingly, they may terminate their purchasing arrangements with us, or significantly reduce or delay the amount of our products that they order, without penalty. Any such termination, change, reduction, or delay in orders would harm our business.

If our direct customers do not successfully operate their own businesses, their capital expenditures could be limited, which could result in a delay in payment for, or a decline in the purchase of, our products, which could result in a decrease in our net revenue and a deterioration of our operating results.

In the past, some of our direct customers have experienced problems with their financial and other resources that have impaired or significantly delayed their ability to pay us. For example, in 2005 one of our direct customers experienced difficulty related to a change in their order processing system, which delayed payments to us. We cannot be certain that any bad debts that we incur in connection with direct sales will not exceed our reserves or that the financial instability of one or more of our direct customers will not continue to adversely affect future sales of our products or our ability to collect on accounts receivable for current sales of our products.

In addition, we sell a moderate volume of products to competitive carriers. The competitive carrier market continues to experience consolidation and related post-consolidation reorganization. Many of our competitive carrier customers do not have a strong financial position and have limited ability to access the public financial markets for additional funding for growth and operations. For example, one of our large customers must rely on funding from its parent to fund operating losses and meet its working capital, capital expenditure, debt service and other obligations.

Neither equity nor debt financing may be available to these companies on favorable terms, if at all. To the extent that these companies are unable to obtain the financing they need, our ability to make future sales to these customers could be harmed. In addition, if one or more of these competitive carriers fail, we could face a loss in net revenues and an increased bad debt expense, due to their inability to pay outstanding invoices, as well as a corresponding decrease in our customer base and future net revenues. Furthermore, a significant portion of our sales to competitive carriers is made through independent distributors. The failure of one or more competitive carriers could cause a distributor to experience business failure and/or default on payments to us.

We grant certain of our direct customers "most favored customer" terms, which could cause a material decrease in the average selling prices and gross profit margins of our products, which would have an adverse effect on our operating results and financial condition.

In agreements with direct customers that contain "most favored customer" terms, we have agreed to not knowingly provide another direct customer with similar terms and conditions or a better price than those provided to the existing direct customer without offering the more favorable terms, conditions or prices to the existing direct customer. It is possible that these "most favored customer" clauses could cause a material decrease in the average selling prices and gross profit margins of our products, which could, in turn, have an adverse effect on our operating results and financial condition.

A longer than expected sales cycle could cause our net revenues and operating results to vary significantly from quarter to quarter.

Our sales cycle averages approximately four to 24 months but can take longer in the case of incumbent local exchange carriers, or ILECs, and other end-users. This process is often subject to delays because of factors over which we have little or no control, including:

- a distributor's, OEM's or carrier's budgetary constraints including the timing of expenditures;

- consolidation and merger discussions between wireless and wireline carriers;
- outsourcing of inventory management by a distributor or OEM customer;
- changes to or problems with a distributor's, OEM's or carrier's internal order processing systems;
- a distributor's, OEM's or carrier's internal acceptance reviews;
- a distributor's, OEM's or carrier's staffing levels and availability of lab time for product testing;
- the success and continued internal support and development of a carrier's product offerings;
- the possibility of cancellation or delay of projects by distributors, OEMs or carriers; and
- the possibility of a regulatory investigation of our distributors, OEMs or carriers.

In addition, as carriers have matured and grown larger both through internal growth and acquisitions, their purchase processes have typically become more institutionalized, requiring more of our time and effort to gain the initial acceptance and final adoption of our products by these customers. Although we attempt to develop our products with the goal of facilitating the time to market of our customer's products, the timing of the commercialization of a new distributor or carrier applications or services based on our products is primarily dependent on the success and timing of a customer's own internal deployment program. Delays in purchases of our products can also be caused by late deliveries by other vendors, changes in implementation priorities and slower than anticipated growth in demand for our products. A delay in, or a cancellation of, the sale of our products could cause our results of operations to vary significantly from quarter to quarter.

In the industry in which we compete, a supplier must first obtain product approval from an ILEC or other carrier to sell its products to them. This process can last from four to 18 months or longer depending on the technology, the service provider, and the demand for the product from the service provider's subscribers. Consequently, we are involved in a constant process of submitting for approval succeeding generations of products, as well as products that deploy new technology or respond to new technology demand from certain carriers or other end-users. We have been successful in the past in obtaining such approvals. However, we cannot be certain that we will obtain such approvals in the future or that sales of such products will continue to occur. Furthermore, the delay in sales until the completion of the approval process, the length of which is difficult to predict, could result in fluctuations of our net revenues and uneven operating results from quarter to quarter or year to year.

Communications carriers face capital constraints which have restricted and may continue to restrict their ability to buy our products, thereby resulting in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition.

Our customers consist primarily of communications carriers, including wireless carriers, local exchange carriers, multi-service cable operators, and competitive local and international communications providers. These carriers require substantial capital for the development, construction, and expansion of their networks and the introduction of their services. Although the economy has slightly improved, there is still an oversupply of communications bandwidth that has resulted in a constraint on the availability of capital for these carriers and has had a material adverse effect on many of our customers, who have substantially reduced their capital spending. If our current or potential customers cannot successfully raise necessary funds or if they experience any other adverse effects with respect to their operating results or profitability, their capital spending programs could continue to be adversely impacted. These conditions adversely impacted our sales and operating results during the third and fourth quarters of 2006, and throughout, 2005, and 2004. These conditions may continue to result in longer sales cycles, deferral or delay of purchase commitments for our products, and increased price competition. In addition, to the extent we choose to extend trade credit to these prospective customers, we will be subject to additional financial risk that could increase our expenses.

The introduction of new or enhanced products could cause disruptions in our distribution channels and the management of our operations, which could cause us to record lower net revenues or adversely affect our gross profit margins.

Our introduction of new or enhanced products will require us to manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories, and ensure that adequate supplies of new products can be delivered to meet customer demand. We have historically reworked certain of our products in order to add new features that were included in subsequent releases of the products, which generally resulted in reduced gross profit margins for those products until such time as production volumes of these new products increase. We can give no assurance that these historical practices will not occur in the future and cause us to record lower net revenue or negatively affect our gross profit margins.

We rely on the introduction of new or enhanced products to offset the declining sales prices and gross profit margins of our older products, and the failure of our new or enhanced products to achieve market acceptance could result in a decline in our net revenues and operating results.

We believe that average selling prices and gross profit margins for our products will decline as such products mature and as competition intensifies. For example, we experienced declines in average selling prices per unit for our Adit 3000 and Axxius products in 2006, our MASTERseries, Navigator and Adit 3000 products in 2005, and in our Axxius, Navigator and Wide Bank products during 2004. These decreases were due to general economic conditions and the introduction of competitive products with lower prices. To offset declining selling prices, we believe that, in addition to reducing the costs of production of our existing products, we must introduce and sell new and enhanced products on a timely basis at a low cost or incorporate features in these products that enable them to be sold at higher average selling prices. To the extent that we are unable to reduce costs sufficiently to offset any declining average selling prices or that we are unable to introduce enhanced products with higher selling prices, our gross profit margins will decline and such decline could adversely affect our operating results and the price of our common stock.

To develop new products or enhancements to our existing products, we will need to continue to invest in research and development, which could adversely affect our financial condition and operating results, especially if we need to increase the amount of our investment to successfully respond to developing industry standards.

As standards and technologies evolve, we will be required to modify our products or develop and support new versions of our products. Our research and development expenses have increased to approximately 35% of net revenues for the year ended December 31, 2006, from 22% and 19% in the years ended December 31, 2005 and 2004, respectively. We plan to continue to invest significant resources in research and development. As a result, we may experience periods of limited profitability due to the resources needed to develop new and enhanced products to remain competitive. The failure of our products to comply, or delays in achieving compliance, with the various existing and evolving technological changes and industry standards could harm sales of our current products or delay introduction of our future products.

Our customers are subject to heavy government regulation in the telecommunications industry, and regulatory changes could adversely affect our customers' capital expenditure budgets and result in reduced sales of our products and significant fluctuations in the price of our common stock.

Competitive local exchange carriers, or CLECs, are allowed to compete with ILECs, in the provisioning of local exchange services primarily as a result of the adoption of regulations under the Telecommunications Act of 1996, ("1996 Act") that imposed new duties on ILECs to open their local telephone markets to competition. Although the FCC and federal district courts in various rulings in 2004 rejected efforts of several state regulators to subject certain VoIP services to intrastate telecommunications regulation, there are still uncertainties regarding other regulatory, economic, and political factors, particularly as VoIP service providers increase competitive

pressures on the traditional carriers. Any changes to the 1996 Act or the regulations adopted thereunder, the adoption or repeal of new regulations by federal or state regulatory authorities apart from or under the 1996 Act, including the E911 FCC mandate or any legal challenges to the 1996 Act could have a material adverse impact upon the market for our products.

We are aware of certain litigation challenging the validity of the 1996 Act and local telephone competition rules adopted by the FCC for the purpose of implementing the 1996 Act. Furthermore, Congress has indicated that it may hold hearings to gauge the competitive impact of the 1996 Act, and it is possible that Congress will propose changes to the 1996 Act. This litigation and potential regulatory change may delay further implementation of the 1996 Act, which could negatively impact demand for our products. Our distributors or carrier customers may require that we modify our products to address actual or anticipated changes in the regulatory environment, or we may voluntarily decide to make such modifications. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may in the future cause, the cancellation or postponement of the deployment of new technologies. These delays could have a material adverse effect on our net revenues, gross profit margins and operating results.

Our inability to modify our products in a timely manner or address such regulatory changes could cause a reduction in demand for our products, a loss of existing customers or the failure to attract new customers, which would result in lower than expected net revenues and a decline in the price of our common stock.

Telecommunication industry carriers are currently experiencing a period of consolidation that may impact the timing of future capital expenditures, which could adversely affect the demand for our products.

We are experiencing rapid consolidation in our customer base. During the past two years a number of large mergers in the telecommunications industry have been completed or announced, including the following: BellSouth and AT&T, Sprint and Nextel, SBC and AT&T, Alltel and Western Wireless, and Verizon. The integration of the operations of the entities involved in these acquisitions may take a long time, and this could cause delays in new capital expenditures until the merged entities budget for additions for their asset base. The effects of a consolidation involving any of our customers could result in postponed orders, decreased orders, or canceled orders. For instance, in the third and fourth quarters of 2006 and 2004, market consolidation in the wireless industry relating to the merger of BellSouth and AT&T, and T-Mobile's purchase of spectrum from Cingular resulted in reduced sales to our wireless customers and OEMs. In addition, industry consolidation may result in sole-source vendors by our customers, which in turn could have a material adverse effect on our business, operating results, and financial condition. In particular, consolidation in the telecommunication industry carriers will lead to fewer customers in that market and the loss of a major customer could have a material impact on results not anticipated in a customer marketplace composed of a larger number of participants.

We have limited supply sources for some key parts and components of our products, and our operations could be harmed by supply interruptions, component defects or unavailability of these parts and components.

Many of our key parts and components are purchased from suppliers for which alternative sources of supply are not currently available. Lead times for materials and components vary significantly and depend on many factors, some of which are beyond our control, such as specific supplier performance, contract terms and general market demand for components. If product orders vary significantly from forecasts, we may not have enough inventories of certain materials and components to fill orders. In addition, many companies utilize the same materials and supplies as we do in the production of their products. Companies with more resources than our own may have a competitive advantage in obtaining materials and supplies due to greater buying power. These factors can result in reduced supply, higher prices of certain materials, and delays in the receipt of certain of our key components, which in turn may result in increased costs, delays in product delivery, lower net revenues and

lower profit margins. We attempt to manage these risks through development of alternative supply sources, through engineering efforts designed to remove the necessity for certain components, and by building long-term relationships and maintaining close personal contact with each of our suppliers. However, we have experienced delays in or failures of deliveries of key components in the past, either to us or to our contract manufacturers, and delays in product deliveries have occurred and may occur in the future.

We currently do not have long-term supply contracts for many of our key components. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price, or be unable to obtain or have difficulty obtaining components for their products from their suppliers.

Our distributors, OEMs and direct customers frequently require rapid delivery after placing an order. Our inability to obtain sufficient quantities of the components needed to fulfill such orders has in the past resulted in, and may in the future result in, delays or reductions in product shipments, which could have an adverse effect on our net revenues and customer relationships, our business, financial condition, or results of operations. In the event of a reduction or interruption of supply, it could take up to nine months or more for us to begin receiving adequate supplies from alternative suppliers. Furthermore, we may not be able to engage alternative suppliers to satisfy our production requirements on a timely basis, if at all. Delays in shipments by one of our suppliers have led to lost or delayed net revenues and sales opportunities in the past and may do so again in the future. For example, in the third quarter of 2004, we were not able to fulfill all of our open purchase orders of our Adit and BROADway products due to unforecasted demand and an inability to obtain the necessary parts on a timely basis.

In addition, the manufacturing process for certain single or sole source components is extremely complex. Our reliance on suppliers for these components, especially for newly designed components, exposes us to potential production difficulties and quality variations that the suppliers experience. In the past, this reliance on outside suppliers for these components has negatively impacted cost, the timely delivery of our products to our customers and consequently our net revenues and operating results.

Our dependence on third-party manufacturers could result in product delivery delays, which would adversely affect our ability to successfully sell and market our products and could result in declines in our net revenues and operating results.

We currently use several third-party manufacturers to provide certain components, printed circuit boards, chassis, and subassemblies. Our reliance on third-party manufacturers involves a number of risks, including the potential for inadequate capacity, the unavailability of, or interruptions in, access to certain process technologies, transportation interruptions, and reduced control over procurement of critical components, product quality delivery schedules, manufacturing yields, and costs. Some of our manufacturers are undercapitalized and may be unable in the future to continue to provide manufacturing services to us. If these manufacturers are unable to manufacture our components in required volumes, we will have to identify and qualify acceptable additional or alternative manufacturers, which could take in excess of twelve months. We cannot assure you that any such source would become available to us or that any such source would be in a position to satisfy our production requirements on a timely basis. Any significant interruption in our supply of these components would result in delays, the payment of damages for such delays, or reallocation of products to customers, all of which could have a material adverse effect on our ability to successfully sell and market our products and could result in declines in our net revenues and operating results. Moreover, since a significant portion of our final assembly and test operations are performed in one location, any fire or other disaster at our assembly facility could also have an adverse effect on our net revenues and operating results.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, our business could be harmed and current and potential stockholders could lose confidence in our financial reporting, which could negatively impact the trading price of our stock.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal control over financial reporting that need improvement, including control deficiencies that may constitute material weaknesses. For example, in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, our management concluded that we did not maintain effective controls over certain aspects of our review of our statements of cash flows and certain revenue recognition policies. These control deficiencies resulted in a restatement of our previously issued financial statements for the fiscal years ended December 31, 2003 and 2004.

A failure to implement and maintain effective internal control over financial reporting, including a failure to implement corrective actions to address a control deficiency, could result in a material misstatement of our financial statements or otherwise cause us to fail to meet our financial reporting obligations. This, in turn, could result in a loss of investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Our executive officers and certain key personnel are critical to our business, and any failure to retain these employees could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

Our success depends to a significant degree upon the continued contributions of our Chief Executive Officer and key management, sales, engineering, finance, customer support, and product development personnel, many of whom would be difficult to replace. In particular, the loss of Roger L. Koenig, President and Chief Executive Officer and our co-founder, could adversely affect our ability to manage our operations. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, sales, finance, customer support and product development personnel. We do not have employment contracts for a specified term with any of our key personnel. The loss of the services of any key person, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineering personnel and qualified sales personnel, could adversely affect our ability to manage our operations and develop new products or enhancements to current products.

Our customers are subject to numerous and changing regulations, interoperability requirements and industry standards. If the products they purchase from us do not meet these regulations or are not compatible with these standards or interoperate with the equipment solution selected by our customers, our ability to continue to sell our products could be seriously harmed.

Our products must comply with a significant number of voice and data regulations and standards, which vary between U.S. and international markets, and may also vary within specific foreign markets. We also need to ensure that our products are easily integrated with various telecommunications systems. Standards for new services continue to evolve, requiring us to continuously modify our products or develop new versions to meet new standards. Testing to ensure compliance and interoperability requires significant investments of time and money. Our VoIP products currently interoperate with approximately eleven different product solutions and we are required to continually update our products based on our partners' new releases of software for these products. If our systems fail to timely comply with evolving standards in U.S. and international markets, if we fail to obtain compliance on new features or if we fail to maintain interoperability with equipment from other companies, our ability to sell our products would be significantly impaired. We could thereby experience, among other things, customer contract penalties, delayed or lost customer orders, decreased net revenues and operating results.

We have maintained compliance with ISO 9001:2000 since we were first certified in May 2000, with Telcordia OSMINE when we were first certified in the fourth quarter of 2001, and with Network Equipment Building Standards Level 3 since we were first certified in April 1998. ISO 9001:2000 is a set of comprehensive standards that provide quality assurance requirements and quality management guidance. These standards act as a model for quality assurance for companies involved with the design, testing, manufacture, delivery and service of products. Telecordia, formerly known as Bellcore, developed the OSMINE program, which is a process designed to ensure that all of the network equipment used by Regional Bell Operating Companies, or RBOCs, can be managed by the same software programs. NEBS, or Network Equipment Building Standards, are a set of performance, quality and safety requirements — which were developed internally at Bell Labs and later at Telcordia — for network switches. RBOCs and local exchange carriers rely on NEBS-compliant hardware for their central office telephone switching. We cannot assure that we will maintain these certifications. The failure to maintain any of these certifications may adversely impair the competitiveness of our products.

Our products may suffer from defects or errors that may subject us to product returns and product liability claims, which could adversely affect our reputation and seriously harm our results of operations.

Our products have contained in the past, and may contain in the future, undetected or unresolved errors when first introduced or when new versions are released. Despite our extensive testing, errors, defects, or failures are possible in our current or future products or enhancements. If such defects occur, we may be subject to:

- delays in or losses of market acceptance and sales;
- penalties and/or liquidating damages for network outages in our customers' installed network base;
- product returns;
- diversion of development resources resulting in new product development delay;
- injury to our reputation; or
- increased service and warranty costs.

Delays in meeting deadlines for announced product introductions, or enhancements or performance problems with such products, could undermine customer confidence in our products, which would harm our customer relationships.

Our agreements with our distributors, OEMs and direct customers typically contain provisions designed to limit our exposure to potential product liability claims. However, it is possible that the limitation of liability provisions contained in our agreements may not be effective or adequate under the laws of certain jurisdictions. It is also possible that our errors and omissions insurance may be inadequate to cover any potential product liability claim. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, and it is possible that we will be subject to such claims in the future. Product liability claims brought against us could harm our business.

Difficulties in integrating past or future acquisitions could adversely affect our operating results and result in a decline in the price of our common stock.

We have spent and may continue to spend significant resources identifying businesses to be acquired by us. The efficient and effective integration of any businesses we acquire into our organization is critical to our growth. Acquisitions involve numerous risks including difficulties in integrating the operations, technologies and products of the acquired companies, the diversion of our management's attention from other business concerns and the potential loss of key employees of the acquired companies. Failure to achieve the anticipated benefits of these and any future acquisitions or to successfully integrate the operations of the companies we acquire could also harm our business, results of operations and cash flows. Additionally, we cannot assure you that we will not incur material charges in future quarters to reflect additional costs associated with our future acquisitions, or that we will not incur significant intangible related expenses that could significantly impact our operating results.

If we have insufficient proprietary rights or if we fail to protect those rights we have, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts and could result in a decrease in our net revenues and the price of our common stock.

We rely primarily on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. As of December 31, 2006, we held a total of sixteen issued U.S. patents and had approximately eight pending U.S. patent applications. We have one U.S. trademark application pending and have fifteen registered trademarks. We cannot assure you that our pending patent or trademark applications will be granted or, if granted, will be sufficient to protect our rights. We have entered into confidentiality agreements with our employees and consultants, and non-disclosure agreements with our suppliers, partners, customers, and distributors in order to limit access to and disclosure of our proprietary information. However, such measures may not be adequate to deter and prevent misappropriation of our technologies or independent third-party development of similar technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use trade secrets or other information that we regard as proprietary. Furthermore, we may be subject to additional risks as we enter into transactions in foreign countries where intellectual property laws do not protect our proprietary rights as fully as the laws of the U.S. Based on the effort and cost associated with enforcing foreign intellectual property protections as compared with the comparative value of such protections, we place a lower emphasis on obtaining international trademark and patent registrations in the first quarter of 2003, although we will pursue such protections when considered appropriate. We cannot assure that our competitors will not independently develop similar or superior technologies or duplicate any technology that we have. Any such events could harm our ability to sell and market our products, which could result in a decrease in net revenue and the price of our common stock.

We may face intellectual property infringement claims that could result in significant expense to us, divert the efforts of our technical and management personnel, or cause product shipment delays.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants in our markets increases and the functionality of our products is enhanced and overlaps with the products of other companies, we may become subject to claims of infringement or misappropriation of the intellectual property rights of others. From time to time, third parties may assert patent, copyright, trademark, and other intellectual property rights to technologies that are important to us. Any future third-party claims, whether or not such claims are determined adversely to us, could result in significant expense, divert the efforts of our technical and management personnel, or cause product shipment delays. In the event of an adverse ruling in any litigation, we might be required to discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses from third parties. In addition, any public announcements related to litigation or interference proceedings initiated or threatened against us, even if such claims are without merit, could cause our stock price to decline.

In our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of our product patents, trademarks, or copyrights of third parties. In certain limited instances, the amount of such indemnities may be greater than the net revenues we may have received from our customers.

Increased sales volume and research and development activities in diverse international markets and geographic locations could result in increased costs or loss of revenue due to factors inherent in these markets.

We are in the process of expanding into international markets, and we anticipate increased sales from these markets. In addition, we are expanding certain of our research and development activities into diverse international geographic locations. A number of factors inherent to these markets expose us to significantly more risk than U.S. based business, including:

- local economic and market conditions;
- exposure to unknown customs and practices;
- legal regulations and requirements in foreign countries;
- potential political unrest;
- foreign currency exchange exposure, and governmental restrictions on our ability to invest and repatriate funds from these locations;
- increased difficulty in effectively managing the activities of a geographically dispersed organization;
- unexpected changes in or impositions of legislative or regulatory requirements;
- less regulation of patents or other safeguards of intellectual property; and
- difficulties in collecting receivables and inability to rely on local government aid to enforce standard business practices.

Any of these factors, or others, of which we are not currently aware, could result in increased operating costs or loss of net revenues.

A small number of shareholders can exert significant influence on the outcome of matters requiring the approval of a majority of the outstanding shares of our common stock.

As of March 1, 2007, our directors and executive officers, together with members of their families and entities that may be deemed affiliates of, or related to, such persons or entities, beneficially owned approximately 38% of our outstanding shares of common stock. In particular, Mr. Koenig, a director and our President and Chief Executive Officer, and Ms. Pierce, a director and our former Secretary, former CFO and Corporate Development Officer, are married. As of March 1, 2007, Mr. Koenig and Ms. Pierce together beneficially owned approximately 38% of our outstanding shares of common stock. Accordingly, these two stockholders can exert significant influence over the election of members of our Board of Directors and the outcome of all corporate actions requiring stockholder approval of a majority of the voting power held by our stockholders, such as mergers and acquisitions. This level of ownership by such persons and entities may delay, defer, or prevent a change in control and may harm the voting and other rights of other holders of our common stock.

We are required to recognize expense for stock-based compensation related to employee stock options, and there is no assurance that the expense that we are required to recognize measures accurately the value of our share-based payment awards and the recognition of this expense could cause the trading price of our common stock to decline.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock-based compensation based on estimated fair values. As a result, starting with calendar 2006, our operating results contain a charge for stock-based compensation expense related to employee stock options. This charge is in addition to stock-based compensation expense we have recognized in prior periods related to modifications to stock option awards previously granted. The application of SFAS 123(R) requires the use of an option-pricing model to determine the fair value of share-based payment awards. This determination of fair value

is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

As a result of the adoption of SFAS 123(R), beginning with fiscal 2006, our operating results were lower than they would have been had we not been required to adopt SFAS 123(R). This will continue to be the case for future periods. We cannot predict the effect that this adverse impact on our reported operating results will have on the trading price of our common stock.

Our stock price may be volatile, which may adversely affect our future stock price and our ability to attract and retain key employees.

Historically, our common stock has experienced substantial price volatility, particularly as a result of variations between our actual financial results and the published expectations of analysts and as a result of announcements by our competitors and us. Furthermore, speculation in the press or investment community about our strategic position, financial condition, results of operations, business, security of our products or significant transactions can cause changes in our stock price. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, in particular, and that have often been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions and the announcement of proposed and completed acquisitions or other significant transactions, or any difficulties associated with such transactions, by us or our current or potential competitors, may materially adversely affect the market price of our common stock in the future. Additionally, volatility, lack of positive performance in our stock price or changes to our overall compensation program including our stock incentive program may adversely affect our ability to retain key employees, virtually all of whom are compensated, in part, based on the performance of our stock price.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns or positions taken on an income tax return could adversely affect our results.

Our future effective tax rates could be adversely affected by increased business operations in international jurisdictions with varying income tax rates that may be higher or lower than income tax rates in the U.S., by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We own our principal administrative, sales and marketing, research and development, and support facilities consisting of approximately 64,000 square feet of office space in Boulder, Colorado.

We also lease manufacturing and warehouse space, research and development facilities and office space in Colorado, Connecticut, Oklahoma and Virginia, and in Shanghai, China under operating leases that expire through December, 2008.

All leased and owned space is considered adequate for the operation of our business, and no difficulties are foreseen in meeting any future space requirements.

ITEM 3. LEGAL PROCEEDINGS

Securities Action

Beginning on June 2, 2005, three purported shareholder class action lawsuits were filed in the United States District Court for the District of Colorado against Carrier Access Corporation and certain of our officers and directors. The cases, captioned *Croker v. Carrier Access Corporation, et al.*, Case No. 05-cv-1011-LTB; *Chisman v. Carrier Access Corporation, et al.*, Case No. 05-cv-1078-REB, and *Sved v. Carrier Access Corporation, et al.*, Case No. 05-cv-1280-EWN, have been consolidated and are purportedly brought on behalf of those who purchased our publicly traded securities between October 21, 2003 and May 20, 2004. Plaintiffs allege that defendants made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. The consolidated complaint is based upon allegations of wrongdoing in connection with our announcement of our intention to restate previously issued financial statements for the year ended December 31, 2004 and certain interim periods in each of the years ended December 31, 2004 and 2003. On July 18, 2006, the Court denied defendants' motions to dismiss the consolidated complaint. On February 6, 2007, the parties reached an agreement to settle the consolidated class actions for a payment of $7.4 million. The settlement will be funded in its entirety by the proceeds of the Company's directors and officers' insurance policy. The parties' agreement must be documented and submitted to the court for its approval.

Beginning on June 13, 2005, three purported shareholder derivative lawsuits were filed in the United States District Court for the District of Colorado, against various of our officers and directors and naming Carrier Access as a nominal defendant. The cases are captioned *Kenney v. Koenig, et al.*, Case No. 05-cv-1074-PSF, *Chaitman v. Koenig, et al.*, Case No. 05-cv-1095-LTB and *West Coast Management and Capital, LLC v. Koening {sic}, et al.* Case No. 05-cv-1134-RPM. These actions were consolidated in August 2005. The consolidated complaint includes claims for breach of fiduciary duty, abuse of control, waste of corporate assets, mismanagement and unjust enrichment, seek compensatory damages, disgorgement, and other relief, and are based on essentially the same allegations as the class actions described in the preceding paragraph. On October 12, 2005, we moved to dismiss for failure to plead demand futility, and the individual defendants moved to dismiss for failure to state a cause of action for breach of fiduciary duty, waste and all of the other counts. On March 30, 2006, the District Court granted our Motion to Dismiss without prejudice. On March 7, 2007, a purported shareholder derivative lawsuit was filed in the United States District Court for the District of Colorado, against various of our officers and directors and naming Carrier Access as a nominal defendant. The case is captioned *West Coast Management and Capital LLC v. Koenig, et al.* Case No. 1:07CV00459 and is based on essentially the same allegations as the derivative suit filed by this same plaintiff described earlier in this paragraph.

On September 12, 2005, a purported shareholder derivative lawsuit was filed in Boulder County, Colorado District Court against several of our officers and directors naming Carrier Access as a nominal defendant. This case is captioned *Dietz v. Koenig, et. al.* On September 28, 2005 a purported shareholder derivative lawsuit was filed in the 20th District in the State of Colorado, Boulder County District Court, against several of our officers and directors and naming Carrier Access as a nominal defendant. This case is captioned *Novak v. Koenig et. al.* On October 24, 2005, we removed the Novak action to federal court and the parties have stayed the Dietz matter pending the above filed motions. The Dietz and Novak complaints include claims for breach of fiduciary duty, violation of by-laws and other relief, and are based on essentially the same allegations as the class actions described in the preceding paragraphs. Following the granting of our Motion to Dismiss in the consolidated

federal shareholder derivative lawsuits referenced above, plaintiffs in *Dietz v. Koenig, et. al.* filed a Notice of Dismissal of Action Pursuant to C.R.C.P. 41(a)(1)(A) on April 6, 2006, which was granted by the respective court on April 11, 2006.

On July 3, 2006, a purported lawsuit for Inspection of Books and Records was filed in Chancery Court, Newcastle County, Delaware against Carrier Access Corporation by *West Coast Management and Capital, LLC,* a plaintiff in one of the three purported shareholder derivative lawsuits that were filed in the United States District Court for the District of Colorado (*West Coast Management and Capital, LLC v. Koening {sic}, et al.* Case No. 05-cv-1134-RPM), which as noted above, was dismissed. The case is captioned *West Coast Management and Capital, LLC v. Carrier Access Corporation, Case No. 2262-N.* The Complaint seeks to enforce a Delaware Section 220 request for books and records, reasonable fees and expenses, and such other and further relief that the Court may deem just and proper. Carrier Access answered the complaint on July 26, 2006 and simultaneously moved for a judgment on the pleadings. On November 14, 2006, the Court dismissed the plaintiff's complaint and entered a judgment in favor of Carrier Access.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and positions of all our executive officers as of March 1, 2007 are listed below, followed by a brief summary of their business experience. Executive officers are normally appointed annually by the Board of Directors at a meeting of the directors immediately following the Annual Meeting of Stockholders and serve until their successors are appointed. There are no arrangements or understandings between any officer and any other person pursuant to which an officer was selected. Mr. Koenig and Ms. Pierce are married.

Name	Age	Position
Roger L. Koenig	52	President and Chief Executive Officer
Nancy Pierce	49	Corporate Development Officer
Allen E. Snyder	52	Executive Vice President, Chief Operating Officer
Gary Gatchell	49	Executive Vice President, Treasurer and Chief Financial Officer

Roger L. Koenig. Mr. Koenig has served as our President, Chief Executive Officer and Chairman of the Board since our formation in September 1992. Prior to co-founding Carrier Access, Mr. Koenig served as President of Koenig Communications Inc., an equipment systems integration and consulting firm in San Jose, California, from 1987 to 1992. Prior to founding Koenig Communications, Mr. Koenig held a number of positions with IBM/ROLM Europe, a telecommunications equipment manufacturer, including Engineering Section Manager for Europe. Mr. Koenig received a B.S. in Electrical Engineering from Michigan State University and an M.S. in Engineering Management from Stanford University.

Nancy Pierce. Ms. Pierce has served as our Corporate Development Officer since April 2000 and has been a Director since our incorporation in September 1992. From November 2004 to June 2005, Ms. Pierce also served as our interim Chief Financial Officer. Ms. Pierce previously served as our Corporate Controller, Chief Financial Officer, Vice President of Finance and Administration, Treasurer and Secretary from September 1992 through April of 2000. Prior to co-founding Carrier Access, Ms. Pierce served as the Controller of Koenig Communications, Inc., a systems integration and consulting firm and held positions at IBM Corporation and ROLM Corporation. Ms. Pierce earned a B.S. degree from Colorado State University and an M.B.A. from California State University, Chico. In addition, Ms. Pierce holds an honorary doctorate degree in Commercial Science from St. Thomas Aquinas University.

Allen E. Snyder. Mr. Snyder has served as Executive Vice President, Chief Operating Officer since November 2006. Previously, Mr. Snyder was Chief Operating Officer at Openwave Systems, Inc., a provider of

open software products and services for the communications industry, and held other positions including Executive Vice President, Server Business, Senior Vice President, Worldwide Customer Operations and Senior Vice President, Customer Advocacy from December 2000 to November 2006. Prior to becoming COO at Openwave, Mr. Snyder was Senior Vice President, Americas' Support Services for Oracle Corporation from 1997 to 1999. Prior to joining Oracle, Mr. Snyder served as Vice President of Operations, Worldwide Services for Digital Equipment Corporation. Mr. Snyder completed the United State Air Force's combined Electrical Engineering and Computer Technologies program and is a graduate of Northeastern University's Executive Management Development Program.

Gary Gatchell. Mr. Gatchell has served as Executive Vice President, Treasurer and Chief Financial Officer since June 2005. From January 2004 to June 2005, Mr. Gatchell provided professional financial and consulting services, including Sarbanes-Oxley compliance work. Previously, Mr. Gatchell was the CFO of Voyant Technologies, Inc., a leading provider of audio conferencing equipment, from August 1999 to January 2004. Prior to becoming CFO at Voyant, Mr. Gatchell was CFO at Intertech Plastics and was an audit manager at KPMG, LLP. Mr. Gatchell is a Certified Public Accountant and holds a Master of Accountancy degree from The University of Denver.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock.

Our initial public offering was held on July 30, 1998 at a price of $12.00 per share. Our common stock is listed on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol "CACS." The table below sets forth the high and the low closing sales prices per share as reported on the NASDAQ National Market or the NASDAQ Global Market, as the case may be, for the periods indicated.

	High	Low
Year Ended December 31, 2006:		
First Quarter	$ 6.02	$4.70
Second Quarter	8.80	6.05
Third Quarter	9.31	5.61
Fourth Quarter	8.17	6.11
Year Ended December 31, 2005:		
First Quarter	$10.70	$5.79
Second Quarter	6.71	4.18
Third Quarter	6.29	4.55
Fourth Quarter	5.85	4.15

Holders of Common Stock

On March 1, 2007, the last reported sale price of our common stock as reported on the NASDAQ Global Market was $4.95 per share. As of March 1, 2007, there were approximately 138 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared cash dividends on our common stock. We currently intend to retain any earnings in our business and do not anticipate paying any cash dividends in the foreseeable future.

Share Repurchase Program

On April 11, 2005, our Board of Directors approved a repurchase plan to allow us to purchase up to 5,000,000 shares of our common stock in the open market. We first began purchasing shares of our common stock under the plan in November 2005, and as of December 31, 2005, we had purchased 1.0 million shares in the open market, for $4.8 million under the plan. These shares of common stock have been retired and reclassified as authorized and unissued. We may continue to purchase shares in the open market under the plan.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, (1) the consolidated financial statements and notes thereto in Item 8 and (2) "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

(in thousands, except per share data)	Year Ended December 31, 2006	2005	2004	2003	2002
Net Revenues	$ 75,416	$ 75,628	$ 95,493	$ 62,472	$ 50,247
Gross Profit	31,892	30,717	40,112	26,386	17,102
Income (Loss) from Continuing Operations	(20,116)	(9,928)	(4,578)	1,070	(52,267)
Net Income (Loss)	$(14,836)	$ (6,632)	$ (1,779)	$ 1,512	$(52,655)
Income (Loss) per Share:					
Basic	$ (0.44)	$ (0.19)	$ (0.05)	$ 0.06	$ (2.13)
Diluted	(0.44)	(0.19)	(0.05)	0.06	(2.13)
Cash, Cash Equivalents & Short-term Investments	$110,772	$108,444	$108,683	$ 36,542	$ 25,728
Working Capital	124,435	133,506	142,047	67,454	56,324
Long-term Obligations	—	—	—	—	—
Total Assets	168,867	170,745	184,135	107,426	76,437
Stockholders' Equity	146,431	157,125	168,141	88,448	66,114

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains "forward-looking statements" within the meaning of the federal securities laws, including forward-looking statements regarding future sales of our products to our customers, market expectations and plans regarding our customers' spending plans, customer revenue mix, sources of revenue, gross profit margins, our tax liability, capital expenditures and operating costs and expenses. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "intends," "plans," "anticipates," "estimates," "potential," or "continue", or the negative thereof or other comparable terminology. These statements are based on current expectations and projections about our industry and assumptions made by the management and are not guarantees of future performance. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K. All forward looking statements and reasons why results may differ included in this Annual Report on Form 10-K are made as of the date hereof, and, unless required by law, we undertake no obligation to update any forward-looking statements or reasons why actual results may differ in this Annual Report on Form 10-K.

Overview

We design, manufacture and sell next-generation broadband access communications equipment to wireline and wireless communications carriers. We were incorporated in September 1992 as a successor company to Koenig Communications, Inc., an equipment systems integration and consulting company that had been in operation since 1986. In the summer of 1995, we ceased our systems integration and consulting business and commenced our main product sales with the commercial deployment of our first network access products, which was followed by the introduction of our Wide Bank products in November 1997, Access Navigator products in January 1999, Adit products in December 1999, the Broadmore products in October 2000, which we acquired from Litton Network Access Systems, Inc., and the Axxius products in June 2003. In November, 2003 we acquired the MASTER Series and BROADway product lines through our acquisition of Paragon Networks International, Inc. In October 2006, we acquired White Rock Shanghai, Ltd. to expand our international presence and certain research and development activities.

During the late 1990s, a substantial number of carriers, including CLECs, invested heavily in network infrastructure and service delivery projects, which accelerated growth in the telecommunications equipment market. By 2000, when our annual net revenues reached $148.1 million, we relied on a limited number of CLECs for a significant portion of our net revenue. However, starting in late 2000, many of these CLECs encountered sharp declines in the amount of capital they had available to fund network infrastructure and service delivery projects. As a result, there was a significant decline in the demand for telecommunications equipment, including demand for our products.

We have since broadened our product portfolio into new markets, including wireless carriers and incumbent wireline carriers. For example, in 2000, approximately 62% of our net revenue was derived from CLECs, 13% from ILECs, and 5% from wireless carriers compared to approximately 10%, 9% and 56%, respectively, in 2006. Currently, the wireless and ILEC markets are dominated by a small number of large companies, and we continue to rely upon a small number of customers in these markets for a significant portion of our revenue.

Historically, most of the sales of our products have been through a limited number of distributors and OEMs. Walker & Associates accounted for 11% of our net revenue in 2006, 8% in 2005 and 7% in 2004. Recently, however, an increasing proportion of our products sales have been made directly to

telecommunications carriers and OEMs. For the year ended December 31, 2006, direct sales to Cingular accounted for approximately 36% or our net revenues. For the year ended December 31, 2005, direct sales to Cingular accounted for approximately 42% or our net revenues. During the year ended December 31, 2004, Ericsson, an OEM, accounted for 20% of net revenue, and we sold directly to a carrier, T-Mobile, who accounted for approximately 10% of our net revenue. We expect that the sale of our products will continue to be made to a small, and increasingly concentrated, number of distributors, OEMs, and direct customers. As a result, the loss of, or reduction of sales to, any of these customers would have a material adverse effect on our business. International net revenues, or net revenues on products shipped outside of the United States accounted for approximately 11%, 4% and 9% of our total net revenues in for 2006, 2005 and 2004, respectively. We are targeting specific international market distribution in 2007 and we believe that an increasing proportion of our net revenues will be from international customers in the future.

During 2004 our revenue declined throughout the year as a result of carrier merger activity as the combined entities rationalized their networks and reduced capital spending as compared to pre merger levels. During 2005 we experienced increasing revenues and customer concentration as one carrier, Cingular, used our equipment in new cell site builds and upgrades to existing cell sites. This growth continued in the first half of 2006. In the second half of 2006 revenue declined sharply as this customer began network and capital spending re-evaluations during the time period when regulatory approval for the merger of their parent companies was taking place.

Our objective has been to focus on cost controls while continuing to invest in the development of new and enhanced products, which we believe will position us to take advantage of sales opportunities as our customers develop and upgrade their networks and telecom infrastructure to incorporate technological improvements which improve the value they provide to their customers. However, we believe current economic conditions and industry consolidation may continue to cause our customers and potential customers to defer and reduce capital spending.

Our net revenues continue to be affected by the timing and number of orders for our products, which continue to vary from quarter to quarter due to factors such as demand for our products, economic conditions, and the financial stability and ordering patterns of our direct customers, distributors, and OEMs. In addition, a significant portion of our net revenues has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of OEM and direct sales to customers continues to increase since such customers typically place larger orders than our distributors. The timing of such orders and our ability to fulfill them has caused material fluctuations in our operating results, and we anticipate that such fluctuations will continue in the future.

As more fully described in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, our management concluded that we did not maintain effective internal controls over certain aspects of our financial reporting due to material weaknesses in internal controls pertaining to 1) the preparation of our consolidated statements of cash flows, 2) evaluations of customer arrangements for appropriate recognition of revenue for our products, 3) accounting for inventory reserves, and 4) a lack of personnel with sufficient technical accounting expertise to identify and account for complex transactions in accordance with generally accepted accounting principles in the United States. As a result of these internal control deficiencies, we amended our Annual Reports on Form 10-K ("Form 10-K/A") for the year ended December 31, 2004 to amend and restate our consolidated financial statements and related financial information for the fiscal years ended December 31, 2004 and 2003. The Form 10-K/A also included restated quarterly information for each of the quarters within the fiscal years ended December 31, 2004 and 2003, to reflect the appropriate accounting for these items.

During the year ended December 31, 2005, we implemented improvements to our internal control over financial reporting which we believe adequately remediated each of these material weaknesses and establishes adequate internal controls over our financial reporting. These remediations are more fully described in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Subsequent Event

On March 5, 2007, we completed the acquisition of IP networking product assets from Mangrove Systems, Inc. of Wallingford, Connecticut in a cash transaction valued at approximately $8 million. We has also hired 30 former employees of Mangrove to sell, support and continue research and development of the newly acquired Mangrove products. As a result of our acquisition of certain assets of Mangrove Systems, Inc., we expect that we will incur significantly higher intangible related expenses that could significantly impact our operating results. For more information regarding this transaction, please see the current report on Form 8-K filed on March 8, 2007.

Presentation

The analysis is organized in a way that provides the information required, while highlighting the information that we believe will be instructive for understanding the relevant trends going forward. In addition to the discussion of the historical information that reviews the current reporting presentation of our consolidated financial statements, an overview of the operational results is provided below.

Results of Operations for the Three Years Ended December 31, 2006

The following table sets forth our consolidated statements of operations for the periods indicated:

$ in thousands	2006	% of revenues	2005	% of revenues	2004	% of revenues
Net revenues	$ 75,416	100%	$75,628	100%	$95,493	100%
Cost of Goods Sold	43,524	58%	44,911	59%	55,381	58%
Gross Profit	31,892	42%	30,717	41%	40,112	42%
Research and development	26,814	35%	17,011	22%	18,194	19%
Sales and marketing expense	14,807	20%	12,076	16%	15,963	17%
General and administrative	9,767	13%	9,830	13%	9,336	10%
Bad debt expense (recoveries)	(124)	— %	47	—	(289)	—
Insurance recoveries, net and restructuring charges	(484)	(1)%	452	1%	218	—
Intangible asset amortization	1,228	2%	1,229	2%	1,268	1%
Income (loss) from continuing operations	(20,116)	(27)%	(9,928)	(13)%	(4,578)	(5)%
Interest income	5,264	7%	3,292	4%	1,652	2%
Other income, net	—	—	—	—	1,135	1%
Income (loss) from operations before income taxes	(14,852)	(20)%	(6,636)	(9)%	(1,791)	(2)%
Income taxes (benefit)	(16)	—	(4)	— %	(12)	—
Net income (loss)	$(14,836)	(20)%	$ (6,632)	(9)%	$ (1,779)	(2)%

Our net revenues in 2006, while in the aggregate relatively unchanged from 2005, did fluctuate among product lines during 2006 relative to 2005. Specifically, sales of our Adit 600 product increased by $2.3 million and our Axxius, Broadmore and Widebank products increased by $3.2 million These increases were offset by decreases in sales of MASTERseries of $2.8 million and a decrease in Exxtenz sales of $2.1 million. The decline in our MASTERseries net revenue was due primarily to reduced shipments to one of our significant customers during the second half of 2006, a trend that we continue to experience. The decline in Exxtenz sales is in comparison to a one time sale of $2.1 million in the fourth quarter of 2005.

The decrease in net revenues in 2005 from 2004 was primarily due to decreases in the number of units sold into the wireless market, in particular our Adit 600, Axxius, Broadway and Wide Bank products. We believe that the decrease was due to consolidation within the wireless industry, such as the merger between AT&T Wireless

and Cingular, and spectrum sales to T-Mobile as our wireless customers were rationalizing their networks, combined with a decrease in legacy wireline Adit sales to CLEC customers.

Our higher net revenues in 2004 were due to an increase in units deployed by some wireless carriers of our Axxius, Adit and MASTERseries products to comply with FCC mandated E911 location services and to expand cell site bandwidth capacity for new data service offerings by wireless mobility carriers. Our net revenues in 2004 were favorably impacted by the economic recovery and lessening of capital market constraints that occurred in the telecommunications sector in 2004.

A significant portion of our net revenue has been derived from a limited number of large orders, and we believe that this trend will continue in the future, especially if the percentage of direct sales to end-users increases. In 2006, 2005 and 2004, approximately 23% of our net revenues were derived from 27, 23, and 24 customer sales orders, respectively. We have experienced a substantial decrease in the number of orders from some of these customers as a result of decreases in their capital spending budgets, the effect of mergers involving some of these customers, and the impact of sluggish economic conditions both in general and in the telecommunications equipment industry in particular, which has resulted in decreased demand for telecommunications equipment during this period. In 2007, we expect to generate the majority of our net revenues from several key product lines, including our MASTERseries, Adit 600, Adit 3000 and Axxius products. In order to maintain or grow our net revenue, as well as offset the loss of anticipated net revenue from some of our prior customers, we will need to sell more products to both our remaining customers and new customers, and we can provide no assurance that we will be able to make such sales. Our net revenue was, and continues to be, affected by the timing and quantities of orders for our products which may vary from quarter to quarter in the future, as they have in the past, due to factors such as demand for our products, economic conditions, bankruptcies of our customers and distributors, and ordering patterns of distributors and OEMs, and other direct customers. We believe that this trend could continue in the future, especially if the percentage of direct sales to end-users increases. The timing of customer orders and our ability to fulfill them can cause material fluctuations in our operating results, and we anticipate that such fluctuations will occur in the future.

Gross Margin

	Year ended December 31,			Increase (Decrease) from Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Gross Profit	$31,892	$30,717	$40,112	$1,175	$(9,395)
% of Net Revenues	42%	41%	42%	4%	(23)%

Our gross margin in 2006 increased slightly above 2005. In the first half of the year, our average gross margin was approximately 48% as we experienced strong net revenues of our higher margin MASTERseries product to our most significant customer. During the second half of the year, net revenues from this customer decreased significantly, and our average gross margins declined to approximately 34%, in part due to a higher proportion of lower margin products in net revenues, as well as the effects of higher per unit fixed costs associated with lower production volumes. Stock-based compensation expense of $139,000 allocated to cost of sales did not have a significant effect on our gross margins. We believe that we will continue to experience lower gross margins during the first quarter of 2007, and believe that our gross margins will improve as we roll out higher margin products at higher volumes, supported by stronger sales and service efforts during the latter half of 2007. We also believe that our overall margins will be positively impacted by our plans to increase our installation and support services in 2007.

Gross margin decreases in 2005 relative to 2004 resulted primarily from lower sales volumes, lower average selling prices for certain legacy wireline products, and the impact of higher fixed manufacturing overhead costs per unit. In addition, gross margins were impacted by shifts in product mix to lower margin products including our Adit 600 and Axxius products.

Our 2004 gross margin reflected product mix changes to higher margin products and product cost reductions from higher production volumes, which were offset in part by decreases in selling prices. In addition, we finalized our integration with Paragon, which resulted in the disposal of inventory carried at $960,000 that reduced gross margin that would otherwise have been reported absent the disposal by 1%.

We believe that average selling prices and the related gross profit margins will decline for our mature products as volume price discounts in distributor contracts and direct sales relationships take effect due to competition. We experienced declines in average selling prices per unit for our Adit 600 and Axxius products in 2006, our MASTERseries, Navigator and Adit 600 products in 2005, and in our Axxius, Navigator and Wide Bank products during 2004. In addition, new product introductions or lower than expected customer order volumes could harm our gross profit margins due to lower absorption of fixed manufacturing overhead costs per unit until production volumes increase or sales volumes recover.

We include direct and indirect materials and labor, certain warehousing and other allocable fixed manufacturing overhead costs, including depreciation, in our calculation of cost of sales.

Sales and Marketing Expense

	Year ended December 31,			Increase (Decrease) from Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Sales & marketing expense	$14,807	$12,076	$15,963	$2,731	$(3,887)
% of Net Revenues	20%	16%	17%	23%	(24)%

Sales and marketing expenses for 2006 increased over 2005 primarily as a result of increased salary and benefits costs related to sales of our converged access products and our marketing organizations' expenses of approximately $1.15 million. We also recognized stock-based compensation expense of approximately $762,000 in sales and marketing in 2006. In addition, we incurred increased consulting and recruitment costs of approximately $450,000, as well as increased trade show related costs of $122,000 as we worked to increase our visibility, and related increased travel costs of approximately $206,000. We expect to continue to increase our total sales and marketing expense in 2007.

Sales and marketing expenses for 2005 decreased as a result of a $3.3 million decrease in personnel expense, and a corresponding $365,000 decrease in travel and related departmental expenses, as a result of employee reductions to align our costs with our anticipated business activity. We recorded approximately $162,000 interest and penalties incurred on payroll taxes during 2005 for a preacquisition contingency related to our acquisition of Paragon in 2003. This amount was related to certain foreign sales and marketing activities.

Sales and marketing expenses for 2004 increased relative to 2003 as a result of a $3.3 million increase in personnel expense, and a $481,000 increase in travel and related expenses, the integration of Paragon operations, and efforts to focus on the enterprise market. In addition, we recorded approximately $80,000 of interest and penalties related to a preacquisition contingency associated with our acquisition of Paragon in 2003. This amount was related to payroll and value-added taxes on certain foreign sales and marketing activities. In addition, approximately $66,000 was reclassified from income tax expense to operating expense.

Research and Development Expense

	Year ended December 31,			Increase (Decrease) from Prior Year	
$ in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
Research and development expense	$26,814	$17,011	$18,194	$9,803	$(1,183)
% of Net Revenues	35%	22%	19%	58%	(7)%

Our research and development expense in 2006 increased significantly over 2005. The increase occurred beginning in the second and third quarters as we worked on several product development efforts involving new product platforms and service cards for our existing wireless and Voice over IP solutions. Specifically, fees associated with contractors and consultants increased approximately $5.3 million, while increases in employee salaries and related benefits were approximately $3.6 million. Stock-based compensation expense allocated to research and development during 2006 was approximately $723,000. As occurred in 2005, in 2006 we received non-recurring "milestone" payments of approximately $952,000 in exchange for development work that we offset against our research and development expenses in 2006. Finally, our research and development costs increased slightly in the fourth quarter of 2006 as a result of our acquisition of Carrier Access Shanghai, Ltd. For 2007, we expect to incur similarly higher research and development costs as a percentage of net revenues during the early part of the year, which we target to decline as a percentage of net revenues to the level experienced in 2004.

The decreases in research and development expenses in 2005 compared to 2004 were primarily related to decreased pilot expenses and related consulting expenses for projects completed at the end of 2004 related to our wireless and Voice over IP product introductions. We also had a decrease in rent expense due to the purchase of our principal R&D facility in Boulder, Colorado near the end of 2004 and a decrease in depreciation expense for the year of $285,000. In addition, at the end of the second quarter of 2005, we entered into development agreements with two of our customers for which we were paid $875,000 in exchange for achieving certain milestones. This amount was offset against expenses incurred during the periods.

Research and development expenses for 2004 increased from 2003 mostly due to an increase in personnel expense of $3.9 million and approximately $1.3 million of prototype expenses to support the development and release of our converged IP voice data network, and compression solutions. Related to these programs, we increased our spending by $826,000 for software consultants, $457,000 for pilots, and $227,000 for compliance program testing.

General and Administrative Expenses

	Year ended December 31,			Increase (Decrease) from Prior Year	
in thousands	**2006**	**2005**	**2004**	**2006**	**2005**
General and administrative expense	$10,387	$11,558	$10,533	$(1,171)	$1,025
% of Net Revenues	14%	15%	11%	(10)%	10%

General and administrative expenses in 2006 declined from 2005 in the aggregate, reflecting underlying offsetting changes in several items. Specifically, salaries and employee benefits, primarily associated with new executive level employees, increased by approximately $788,000 over 2005, and stock-based compensation expense for all general and administrative employees of approximately $877,000 was recognized in 2006. Legal fees related to shareholder litigation declined by approximately $550,000, primarily as a result of cash received from an insurance carrier of $484,000, and legal fees associated with internal investigation costs decreased by approximately $1.08 million in 2006 from 2005. Accounting fees in 2006 were lower than 2005 by approximately $564,000, reflecting restatement related accounting fees incurred in 2005. Restructuring expense in 2006 was zero compared to $454,000 in 2005, which included an adjustment for changes in sublease estimates. For 2007, as a result of our acquisition of certain assets of Mangrove Systems, Inc., we expect that we will incur significantly higher intangible expenses that could significantly impact our operating results, but that other general and administrative expense will remain unchanged in amount.

General and administrative expense for 2005 increased over 2004 primarily due to increases in accounting fees of approximately $490,000 related to the restatement of the fiscal 2003 and fiscal 2004 financial statements that occurred in 2005, and an increase in legal costs of approximately $1.0 million related to the same. Increased legal fees were offset by a decrease in settlement expenses of $1.9 million, primarily due to the settlement in 2004 of the SMTC lawsuit. Additional cost savings in 2005 included approximately $250,000 in rent expense

obtained from purchasing our headquarters facility in Boulder Colorado in the fourth quarter of 2004. Bad debt expense in 2005 was $47,000 compared to a recovery of $289,000 in 2004.

General and administrative expense for 2004 increased relative to 2003 primarily due to a $585,000 increase in personnel expense and approximately $850,000 related to Sarbanes-Oxley Section 404 compliance efforts. These expenses were offset in part by approximately $200,000 of net expense savings obtained through the purchase of our headquarters facility in Boulder, Colorado, which occurred at the beginning of the fourth quarter of 2004. Legal expenses increased in 2004 as a result of our settlement of the SMTC lawsuit of approximately $2.1 million. Bad debts expense, net in 2004 was a credit of $289,000, as we were able to recover substantially all of the delinquent receivables and part of the accounts receivable related to bankruptcy of our customers. Intangible asset amortization increased by $1.0 million over 2003 due to our acquisition of Paragon in November, 2003. In addition, in 2004, the Company made changes to its restructuring accrual due to changes in estimates with respect to subleases, resulting in a charge of $218,000.

Other Income and Expense, Net

$ in thousands	Year ended December 31,			Increase (Decrease) from Prior Year	
	2006	2005	2004	2006	2005
Other income and expense, net	$5,264	$3,292	$2,787	$1,972	$505
% of Net Revenues	7%	4%	3%	60%	18%
Income tax expense (benefit)	$ (16)	$ (4)	$ (12)	$ (12)	$ 8
% of Net Revenues	— %	— %	— %	300%	66%

Interest and other income and expense, net for 2006 increased over 2005. This increase was due entirely to increased interest income on our cash, cash equivalents and marketable securities available for sale portfolio. The increase was due primarily to higher short term interest rates experienced in 2006 relative to those in 2005.

Interest and other income, net for 2005 increased to $3.3 million from $2.8 million for 2004. The increase was primarily attributable to a favorable trend in short-term interest rates over 2004.

Interest and other income, net for 2004 increased relative to 2003 due to $1.1 million of interest earned on increased cash and cash equivalent balances from our public stock offering that we completed in February 2004. We also were released from an accrued liability as part of a bankruptcy settlement agreement that resulted in a net gain of $1.0 million. In addition, we recognized a gain of $143,000 related to the sale of certain assets.

Income tax benefits recognized in 2006, 2005 and 2004 were not significant and represent amounts received from state tax authorities for franchise tax and similar refund claims. We do not expect to incur significant current or deferred income tax expenses or benefits in 2007.

Since the second quarter of 2002, based on our history of taxable net losses and analyses of projected net taxable income for future operating periods, we have determined that the realization of our net operating loss carry forwards, tax credit carry forwards and other deferred tax assets is not reasonably assured. Accordingly, we have recorded valuation allowances for all years presented to fully reserve our reported net deferred tax assets. Our net operating loss carry forwards may be used to offset up to approximately $49.4 million of future taxable income for federal tax purposes. The December 31, 2006 valuation allowance includes reserves for components relating to the Paragon acquisition, stock option compensation and net operating loss carry forwards. As these net operating loss carry forwards are utilized, we will reduce the related valuation allowance. Reductions in the valuation allowance, if any, will be recognized against goodwill for the portion related to the acquisition, against additional paid in capital for the portion relating to stock options and in our statements of operations as an income tax benefit, and may offset any current income tax expense. In addition, should we demonstrate a history of sustained profitability, we may reverse all or a significant portion of the remaining valuation allowance.

Liquidity and Capital Resources

In 2006, we continued to maintain a strong liquidity position. As of December 31, 2006, our primary source of liquidity was cash and cash equivalents, and short-term investments in marketable securities. At December 31, 2006, we had cash and cash equivalents and short-term investments of marketable securities of $110.8 million compared to $108.4 million as of December 31, 2005. In February of 2004, we completed a stock offering, which generated additional cash of approximately $78.4 million.

Cash Flows

The following table summarizes our cash flows by activity and cash on hand as of December 31:

	2006	2005
Net cash provided by operating activities	$ 2,323	$ 6,278
Net cash provided by investing activities	18,955	6,477
Net cash provided by (used in) financing activities	1,389	(4,229)
Net increase in cash and cash equivalents	22,667	8,526
Effect of exchange rate changes on cash and cash equivalents	2	—
Cash and cash equivalents at beginning of period	55,279	46,753
Cash and cash equivalents at end of period	$77,948	$55,279

Operating Activities

Changes in Operating Assets and Liabilities

Cash provided by operations was $2.3 million for the year ended December 31, 2006 compared to $6.3 million provided by operations in 2005. Cash provided by operations for the year ended December 31, 2006, was primarily due to our net loss of $14.8 million adjusted for depreciation and amortization expense and stock-based compensation expense of $3.5 million and $2.5 million, respectively, decreases in net inventory of $6.3 million, decreases in accounts receivable of $3.6 million, an increase in prepaid expenses and other current assets of $8.1 million, and an increase in accounts payable and other current liabilities of approximately $9.2 million. The increase in prepaid expenses and other current assets and accounts payable and other current liabilities each include $7.4 million, reflecting the insurance recovery and liability, respectively, related to an agreement reached on February 6, 2007 to settle certain class actions. For the year ended December 31, 2005, cash provided by operations was primarily due to our net loss of $6.6 million adjusted for depreciation and amortization expense of $4.0 million, decreases in inventory of $7.5 million and decreases in accounts receivable and prepaid expenses of approximately $3.0 million, offset by decreases in accounts payable of $2.3 million.

Cash provided by investing activities for the year ended December 31, 2006 was $19.0 million compared to cash provided by investing activities of $6.5 million for the year ended December 31, 2005. For the year ended December 31, 2006, we had net sales of $20.8 million of marketable securities compared to net sales of $8.2 million for the year ended December 31, 2005. Our capital expenditures for the year ended December 31, 2006 for equipment to support research, development and manufacturing activities were $1.6 million compared to $1.7 million for the year ended December 31, 2005. In addition, we expended $321,000, net of cash acquired, to purchase a company based in Shanghai, China. We believe our current facilities are sufficient to meet our current operating requirements. Capital expenditures in 2007 are not expected to exceed those of 2006.

Net cash provided by financing activities for the year ended December 31, 2006 was $1.4 million resulting from cash receipts from the exercise of stock options. Net cash used in financing activities was $4.2 million for the year ended December 31, 2005, primarily due to the purchase of 1.0 million shares of our common stock in the open market under our share repurchase program for $4.8 million. This use of cash in 2005 was offset by cash receipts of $602,000 from the exercise of options for the year ended December 31, 2005. Net cash from financing activities provided $81.6 million for the year ended December 31, 2004, which was the result of cash received from our stock offering of $78.4 million and $3.2 million received from the exercise of options.

Our net inventory levels decreased approximately $6.3 million to $18.2 million at December 31, 2006 from $24.5 million at December 31, 2005. The decrease was primarily the result of changes in our procurement practices.

As of December 31, 2006, our cash requirements for the next 12-months are primarily expected to fund operations, including our investments in research and development, sales and marketing, and matters related to regulatory and other legal proceedings.

Contractual Cash Obligations

Contractual Cash Obligations (a)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating Leases	$ 1,057	$ 689	$368	$—	$—
Purchase Obligations	12,513	12,513	—	—	—
Total contractual cash obligations	$13,570	$13,202	$368	$—	$—

(a) Amounts represent our known, undiscounted, minimum contractual payment obligations under our long-term obligations and include amounts identified as contractual obligations in current liabilities of the accompanying consolidated financial statements.

We lease office space under various non-cancelable-operating leases that expire through 2008. We record rent expense under non-cancelable operating leases using the straight-line method after consideration of increases in rental payments over the lease term, and record the difference between actual payments and rent expense as deferred rent concessions. Rent expense for the years ended December 31, 2006, 2005, and 2004 totaled $0.7 million, $0.6 million, and $1.7 million, respectively.

The Company has placed non-cancelable purchase orders for $12.5 million for inventory, other supplies and services from certain of its vendors for delivery in 2007. Purchase orders for inventory items are generally placed up to 4 months in advance based on the lead-time.

On February 6, 2007, we reached an agreement to settle certain consolidated class actions for a payment of $7.4 million. The settlement will be funded in its entirety by the proceeds of the Company's directors and officers' insurance policy. The parties' agreement must be documented and submitted to the court for its approval. The settlement, if approved by the court, will not have a material effect on our liquidity.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than the operating leases discussed above.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We review the accounting policies used in reporting our financial results on an ongoing basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our processes used to develop estimates, including those related to revenue and product returns, accounts receivable, inventories, investments, intangible assets, income taxes, warranty obligations, restructuring, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances for making judgments about the carrying value of assets and liabilities and other items that are not readily apparent from other sources. Actual results may differ from these estimates due to actual outcomes that prove different from those upon which we based our assumptions. These estimates and judgments are reviewed by

management on an ongoing basis, and by the Audit Committee at the end of each quarter prior to the public release of our financial results. See Note 1 to the Consolidated Financial Statements for discussion of our accounting policies. We believe the following critical accounting policies have the most significant impact on the estimates and judgments used when preparing our consolidated financial statements.

Revenue Recognition and Product Returns.

Our products are generally sold as part of a contract or distribution agreement. The terms of the contract or distribution agreement, together with binding purchase orders or other binding documentation taken as a whole, determine the appropriate revenue recognition method.

We recognize revenue, including freight charges, in accordance with SEC Staff Accounting Bulletin No. 104 "*Revenue Recognition*", which amended and was preceded by Staff Accounting Bulletin 101, "*Revenue Recognition in Financial Statements*" (SAB 101) Statement of Financial Accounting Standard No. 48, "*Revenue Recognition When Right of Return Exists*", applicable portions of SAB Topic 13, "*Revenue Recognition*" and EITF Issue No. 00-21 "*Revenue Arrangements with Multiple Deliverables*". Under these guidelines, we recognize revenue from transactions where persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided, the price is fixed and determinable, payment is not contingent on performance of installation or service obligations, and collectibility is reasonably assured. For our products, delivery is considered to occur upon shipment or delivery as defined in our shipping terms, provided that risk of loss, and if necessary title, has transferred to the customer. For arrangements that include customer acceptance terms, revenue is recognized upon the customer's acceptance of the product or service, which occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. Our products include both hardware and embedded software. To date, the software embedded in our products has not been considered more than incidental to the product and does not represent a separate unit of accounting as defined in the American Institute of Certified Public Accountants Statement of Position 97-2 "*Software Revenue Recognition*" (SOP 97-2). We continue to closely review our contracts and distribution agreements to ensure application of the appropriate revenue recognition method.

For contracts or agreements involving delivery of more than one element of product or service, we apply the FASB Emerging Issues Task Force Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables*" (EITF 00-21). Each deliverable is evaluated to determine whether it is a separate unit of accounting. A separate unit of accounting exists where the delivered item has value to the customer on a stand-alone basis, there is objective and reliable evidence of fair value for any undelivered items, and in cases where the contract or agreement provides a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and is substantially under our control. Provided fair value exists for all units of accounting, revenue is allocated to each element based on relative fair values. If fair value exists only for the undelivered elements but not the delivered elements, revenue is allocated to the delivered elements by subtracting the fair value of the undelivered elements from the total amount due from the customer. Revenue for each element, or unit of accounting, is recognized under the applicable revenue recognition guidance. We determine fair value for individual elements on either the stand-alone selling prices for these elements when sold separately, or on prices of similar, substantially interchangeable elements sold to similar customers. Accordingly, we believe that selling prices are appropriate indicators of fair value.

The Company makes certain sales through multiple distribution channels, primarily resellers or distributors. We assess reasonable assurance of collectibility based on a number of factors, including past transaction history and the creditworthiness of the customer. If we determine that reasonable assurance of collectibility is not met, or if payment is contingent upon resale of the Company's products, and reliable reporting from our resellers or distributors exists, revenue is recognized when the reseller or distributor sells the product to their customer ("sell through"). If reliable reporting from the reseller or distributor is not available, we defer revenue recognition until cash is received.

Certain customers have the contractual right to return a limited amount of products during a limited post sale period after shipment as part of a "stock rotation". Generally, under our stock rotation program, three times

per year, eligible customers may return on average up to 15% of unsold inventories purchased within the prior four month period, in exchange for an equivalent dollar value of new products. We also provide "price protection" to certain customers. Under our price protection program, generally if we reduce our prices, eligible customers are entitled to receive a credit for the difference between the price paid and the new, lower price for on-hand inventory purchased within the 60 days prior to the effective date of the price decrease. We apply the guidance of Statement of Financial Accounting Standards No. 48, "*Revenue Recognition When Right of Return Exists*", and the guidance in applicable portions of SAB Topic 13 "*Revenue Recognition*" and reduce our revenue by the amount of estimated returns due to stock rotation based upon historical experience. In the event we reduce prices and the price reduction results in amounts due to eligible customers, we record the amounts due by reducing revenues with a record a corresponding liability.

Revenue from installation and training services is deferred and recognized over the period the services are performed. Revenue from maintenance services is deferred and recognized on a straight-line basis over the terms of the maintenance agreements.

Shipping and Handling Fees and Costs

We record amounts billed to customers related to shipping and handling in our net revenues. Costs incurred by us for shipping and handling are reported in cost of sales.

Channel Partner Programs and Incentives

We record estimated reductions to revenues for channel partner programs and incentives including price protection agreements, stock rotation agreements and other promotional programs. We estimate these reductions based upon historical experience for the same or similar products sold to the same or similar customers. If future returns exceed estimates, revenue would be further reduced. In the event market conditions were to decline or competition to increase further, we may take future actions to increase channel partner programs or incentive offerings, which could result in an incremental reduction of revenues at the time we offer these programs.

Excess and Obsolete Inventory

We regularly review inventory quantities on hand and record write downs for estimated excess, obsolete or otherwise unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future product life cycles, product demand and market conditions. If actual product demand and market conditions are less favorable than those estimated by management, additional inventory write-downs may be required.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. When determining if collection of payment is reasonably assured, we consider results of our ongoing evaluations of our customers' credit-worthiness, past transaction history with the customer, current economic and industry trends and changes in customer payment terms, and we adjust the customer account status based upon these factors. If we have no previous experience with the customer, we obtain reports from various credit reporting organizations, and may request financial statements and other documents (e.g. bank statements) from the customer to ensure the customer can make required payments. If these factors do not indicate collection is reasonably assured, we may not sell to the customer or we defer revenue until collection becomes reasonably assured.

We continuously monitor collections and payments from our customers and reserve for estimated credit losses based upon the age of outstanding invoices and any specific customer collection issues that we have identified. While such credit losses have usually been within our expectations and the provisions established, we did recover a significant portion of aged receivables that we had previously reserved amounting to approximately

$0.3 million in both 2006 and 2004. Delinquent account balances are written-off after we have determined that the likelihood of collection is not probable. We cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Because our sales are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material impact on our ability to collect our accounts receivable and, accordingly, on our future operating results.

Investments in Marketable Securities

Our short-term investments in marketable securities are comprised of U.S. Treasury, government or agency obligations, state and municipal obligations and foreign and domestic public corporate debt securities. Investments are classified as short-term or long-term based on their original or remaining maturities and whether the securities represent the investment of funds available for current operations. All of our investments are held in our name at two major U.S. financial institutions. At December 31, 2006 and 2005, all of our investments were classified as available-for-sale and are reported at fair value based on quoted market prices at the end of each reporting period. Unrealized gains or losses are recorded as a separate component of cumulative other comprehensive income (loss) in stockholders' equity. If these investments are sold at a loss or are considered to have experienced a decline in value that is other than temporary, a charge to operations is recorded. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in interest income, net.

Fair Value of Assets Acquired and Liabilities Assumed in a Purchase Business Combination

Purchase business combinations require us to identify and estimate the fair value of the assets acquired, including intangible assets other than goodwill, and liabilities assumed in a business combination. These estimates of fair value are based on our business plans for the entity acquired, including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations for which no future benefit will be received (e.g. unoccupied lease space that we intend to sublease). For all material acquisitions the allocation period as defined in Financial Accounting Standard No. 38, "*Accounting for Preacquisition Contingencies of Purchased Enterprises*", has expired. If actual costs differ from our estimates these changes will be recognized in our consolidated statements of operations as incurred. As more fully described in Note 10 — Income Taxes, we established a valuation allowance for certain deferred tax assets associated with our acquisition of Paragon. To the extent we determine this valuation allowance is no longer necessary, the adjustment amount will be recognized as an adjustment to goodwill.

Goodwill and Purchased Intangible Assets

We assess goodwill and other identifiable intangibles annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Some factors that we consider important which may indicate impairment and trigger an impairment review include:

- significant underperformance relative to future operating results;
- significant changes in the manner or use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

If we determine that the carrying value of goodwill or other identified intangible assets may not be recoverable based upon the existence of one or more indicators of impairment, we would measure any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risks inherent in our current business model.

In the third quarter of 2006, 2005 and 2004 we completed our annual impairment tests. Our assessments of goodwill impairment were conducted by estimating and comparing the fair value of our reporting unit, as defined in Statement of Financial Accounting Standard No. 142, "*Goodwill and Other Intangible Assets*" (SFAS 142) to

the reporting unit carrying value as of that date. The assessment of purchased intangibles impairment was conducted by comparing the estimated fair value of the purchased intangible with its carrying amount as of that date. Based on the results of these impairment tests, we determined that our goodwill assets and purchased intangible assets were not impaired during 2006, 2005 or 2004. We plan to conduct annual impairment tests in the third quarter of each year, unless impairment indicators exist at an earlier date each year.

Deferred Income Taxes

We estimate our actual current tax expense together with our temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and/ or liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance against these tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance against our deferred tax assets. To the extent that we believe a valuation allowance is required, we must include and expense the tax effect of the allowance within the tax provision in our consolidated statement of operations. As of December 31, 2006 and 2005, we have recognized $34.3 million and $29.0 million in deferred tax asset valuation allowances, respectively. In order to fully utilize all or any portion of these deferred tax assets, we need to generate sufficient amounts of future U.S. taxable income. Based upon our recent history of losses and an analysis of projected net taxable income for future operating periods, we determined that realization of our tax net operating loss carry forwards, tax credit carry forwards and other deferred tax assets is not sufficiently assured, and have recorded a valuation allowance for the full amount of our deferred tax assets, reducing the carrying amount of net deferred tax assets to zero as of December 31, 2006 and 2005.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized based on our actual historical product failure rates and repair costs. On an on-going basis, management reviews these estimates against actual expenses and makes adjustments when necessary. We offer warranties of various lengths to our customers depending on the specific product and the terms of our customer purchase agreements. Our warranty obligation is affected by estimated product failure rates, material usage and delivery costs incurred in correcting a product failure. While our warranty costs have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same warranty return rates or repair costs that we have in the past. Should actual product failure rates, the costs of repair or service delivery costs differ from our estimates, revision of the estimated product warranty will be required and could have a material adverse impact on our operating results.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of a loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Stock-Based Compensation Expense

On January 1, 2006, we adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "*Share-Based Payment*" ("SFAS 123(R)"). SFAS 123(R), requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for

2006 was $2.5 million, representing $0.07 per basic and diluted share, which consisted entirely of stock-based compensation expense related to employee and non-employee director stock options. For the year ended December 31, 2005, we recognized stock-based compensation expense of $77,000 as a result of a modification extending the exercise period for certain employee options. There was no other stock-based compensation expense related to employee stock option awards recognized during the comparative fiscal years ended December 31, 2005 or 2004. See Note 9 to the Consolidated Financial Statements for additional information.

Upon adoption of SFAS 123(R), we began to estimate the fair value of employee stock options on the date of grant using a Black-Scholes model. Prior to the adoption of SFAS 123(R), the fair value of each stock option was estimated on the grant date using a Black-Scholes model in order to provide the pro forma financial disclosure information in accordance with SFAS 123. The determination of fair value for share-based payment awards using an option pricing model is highly judgmental and affected by our stock price as well as assumptions and estimates concerning other highly complex and subjective variables. These variables and estimates include, but are not limited to, the number of options that will ultimately vest or conversely, be forfeited prior to vesting; the expected option term, or the length of time between the grant date and date of exercise of the option; the expected volatility of our stock price, or the amount that the market value per share of our stock price will fluctuate over the estimated option term; and the expected risk free market rate of interest over the estimated option term.

The weighted average estimated fair value of stock option awards granted during the year ended December 31, 2006 was $3.67 per share, using the Black-Scholes option model with the following weighted average assumptions:

Assumption	Weighted Average Assumptions
Expected pre-vesting forfeitures	22%
Expected option term	4 ½ years
Expected volatility	95.6%
Risk-free interest rate	4.7%
Expected dividend yield	0.0%

SFAS 123(R) requires an estimate be made of pre-vesting forfeitures at the grant date, and revised, if necessary, in subsequent periods if actual pre-vesting forfeitures differ from these estimates. We estimated expected pre-vesting forfeitures using historical forfeiture experience. Because stock-based compensation expense recognized in the Consolidated Statement of Operations for 2006 is based on awards ultimately expected to vest, the expense recognized has been reduced for estimated forfeitures. We estimated the expected option term in accordance with the method described in SAB 107. We estimated volatility based upon historical experience. Our risk free interest rate estimate is based upon observed interest rates appropriate to the expected term of our options. Our dividend yield assumption is based upon historical and expected dividends. Our estimates for the pre-vesting forfeiture rate and the estimated option term have the most significant impacts on the grant date option award fair values. If any of these estimates change and we employ different estimates, assumptions, or a different valuation model in our application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may be significantly different than what we have recorded in the current period.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and interest rates. Historically, and as of December 31, 2006, we have had little or no exposure to market risk in the area of changes in foreign currency or exchange rates. Historically, and as of December 31, 2006, we have not used derivative instruments or engaged in hedging activities.

Our exposure to market risk for changes in interest rates relates primarily to our investments in marketable securities portfolio. The investment portfolio is comprised primarily of readily marketable, high-quality securities diversified and structured to minimize market risks while providing a reasonable return on invested funds. We target our average portfolio maturity at one year or less. Nevertheless, the securities held in our investments portfolio are subject to changes in fair market value in response to changes in interest rates. In addition, a significant change in market interest rates could have a material impact on interest income earned from our investment portfolio.

Given the current balance of $110.8 million of investments classified as "cash and cash equivalents" and "marketable securities available for sale," a theoretical 1% change in interest rates and security prices would impact our net income positively or negatively by approximately $1.1 million. As of December 31, 2006, the average maturity of our marketable securities available for sale portfolio was approximately 78 days. Because our portfolio of marketable securities available for sale will mature in a short period of time, our exposure to changes in the fair value of these investments is not significant.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

	Page
Reports of Independent Registered Public Accounting Firms	44–45
Consolidated Balance Sheets December 31, 2006 and 2005	46
Consolidated Statements of Operations for the Years ended December 31, 2006, 2005, and 2004	47
Consolidated Statements of Cash Flows for the Years ended December 31, 2006, 2005 and 2004	48
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years ended December 31, 2006, 2005, and 2004	49
Notes to Consolidated Financial Statements	50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Carrier Access Corporation

We have audited the accompanying consolidated balance sheets of Carrier Access Corporation and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrier Access Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their consolidated operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Carrier Access Corporation and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 12, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Carrier Access Corporation:

We have audited the accompanying consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows of Carrier Access Corporation and subsidiaries for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Carrier Access Corporation and subsidiaries for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Boulder, Colorado
March 21, 2005, except as to Note 13, which is as of August 1, 2005

CARRIER ACCESS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 77,948	$ 55,279
Investments in marketable securities	32,824	53,165
Accounts receivable, net of allowance for doubtful accounts of $245 and $860 in 2006 and 2005, respectively	7,096	10,922
Income tax receivable	64	56
Deferred income taxes	112	239
Inventory, net	18,212	24,506
Prepaid expenses and other	10,503	2,720
Total current assets	146,759	146,887
Property and equipment, net of accumulated depreciation and amortization of $21,259 and $19,242 in 2006 and 2005, respectively	10,471	11,002
Goodwill	7,614	7,588
Intangible assets, net of accumulated amortization of $3,872 and $2,638 in 2006 and 2005, respectively	4,023	5,268
Total Assets	$168,867	$170,745
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 8,759	$ 8,516
Accrued compensation payable	4,134	3,422
Accrued expenses and other liabilities	9,248	1,021
Deferred revenue	183	422
Total current liabilities	22,324	13,381
Deferred income taxes	112	239
Total Liabilities	22,436	13,620
Commitments and contingencies (Note 13)		
Stockholders' Equity		
Preferred stock, $0.001 par value, 5,000 shares authorized and no shares issued or outstanding at December 31, 2006 and 2005		
Common stock, $0.001 par value, 60,000 shares authorized, 34,308 shares issued and outstanding at December 31, 2006, and 33,783 shares issued and outstanding at December 31, 2005	34	34
Additional paid-in capital	187,885	183,995
Accumulated deficit	(41,378)	(26,542)
Accumulated other comprehensive income (loss)	(110)	(362)
Total Stockholders' Equity	146,431	157,125
Total Liabilities and Stockholders' Equity	$168,867	$170,745

See Notes to Consolidated Financial Statements.

CARRIER ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Years Ended December 31,		
	2006	2005	2004
Revenue, net of allowances for sales returns	$ 75,416	$75,628	$95,493
Cost of Sales	43,524	44,911	55,381
Gross profit	31,892	30,717	40,112
Operating Expenses			
Research and development	26,814	17,011	18,194
Sales and marketing	14,807	12,076	15,963
General and administrative	9,767	9,830	9,336
Bad debt expense (recoveries)	(124)	47	(289)
Insurance recoveries, net and restructuring charges	(484)	452	218
Intangible asset amortization	1,228	1,229	1,268
Total operating expenses	52,008	40,645	44,690
Income (loss) from operations	(20,116)	(9,928)	(4,578)
Interest income	5,264	3,292	1,652
Other income, net	—	—	1,135
Income (loss) before income taxes	(14,852)	(6,636)	(1,791)
Income taxes (benefit)	(16)	(4)	(12)
Net income (loss)	$(14,836)	$ (6,632)	$ (1,779)
Income (loss) per share			
Basic	$ (0.44)	$ (0.19)	$ (0.05)
Diluted	$ (0.44)	$ (0.19)	$ (0.05)
Weighted average common shares			
Basic	33,940	34,607	32,546
Diluted	33,940	34,607	32,546

Supplemental Information

Net loss for calendar 2006 includes stock-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment ("SFAS 123(R)") of $2.501 million, net of tax, related to employee stock options. Net loss for calendar 2005 includes stock-based compensation expense of $77,000 as a result of a modification extending the exercise period for certain employee options. There was no stock-based compensation expense related to employee stock options under Statement of Financial Accounting Standards No. 123 ("SFAS 123") in calendar 2005 or 2004 because the Company did not adopt the recognition provisions of SFAS 123. Net loss including pro forma stock-based compensation expense as previously disclosed in the notes to the Consolidated Financial Statements for calendar 2005 and 2004 was $(11.194) million or $(0.32) per share and $(5.943) million or $(0.18) per share, respectively. See Note 9 to the Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

CARRIER ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years ended December 31,		
	2006	2005	2004
Cash flows from operating activities			
Net loss	$(14,836)	$ (6,632)	$ (1,779)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:			
Depreciation and amortization expense	3,523	3,968	4,547
Provisions for doubtful accounts	133	47	(289)
Provisions for inventory obsolescence	2,592	2,483	1,152
Stock-based compensation	2,501	77	5
(Gain) loss on sale or disposal of assets	16	106	(143)
Changes in operating assets and liabilities:			
Accounts receivable	3,597	1,060	6,589
Income tax receivable	(8)	105	(78)
Inventory	3,701	4,913	(7,888)
Prepaid expenses and other	(8,080)	1,928	228
Accounts payable	1,356	(2,334)	(1,772)
Accrued compensation payable	677	505	(672)
Accrued restructuring	(125)	(18)	(276)
Other liabilities	7,276	70	317
Net cash provided (used) by operating activities	2,323	6,278	(59)
Cash flows from investing activities			
Purchase of equipment and real property	(1,553)	(1,744)	(9,285)
Proceeds from the sale of property	9	—	368
Purchases of marketable securities available for sale	(36,743)	(47,179)	(95,758)
Sales of marketable securities available for sale	57,563	55,400	60,140
Acquisitions of subsidiaries, net of cash acquired	(321)	—	(350)
Net cash provided by (used in) investing activities	18,955	6,477	(44,885)
Cash flows from financing activities			
Proceeds from exercise of stock options	1,389	602	3,211
Proceeds from stock offering	—	—	83,606
Stock issuance costs	—	—	(5,227)
Repurchases of company common shares	—	(4,831)	—
Net cash provided by (used in) financing activities	1,389	(4,229)	81,590
Net increase in cash and cash equivalents	22,667	8,526	36,646
Effect of exchange rate changes on cash and cash equivalents	2	—	—
Cash and cash equivalents at beginning of year	55,279	46,753	10,107
Cash and cash equivalents at end of year	$ 77,948	$ 55,279	$ 46,753
Supplemental disclosure of cash flow information and investing and financing activities			
Cash paid for income taxes	$ 8	$ 14	$ 50

See Notes to Consolidated Financial Statements.

CARRIER ACCESS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2006, 2005 and 2004

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings (Accumulated) (Deficit)	Accumulated Other Comprehensive Income (loss)	Total Stockholders' Equity
	Shares	Amount					
Balances at January 1, 2004	26,588	$ 27	$106,571	$ (12)	$(18,131)	$ (7)	$ 88,448
Net loss	—	—	—	—	(1,779)	—	(1,779)
Change in unrealized gains and losses on investments, net of tax	—	—	—	—	—	(123)	(123)
Comprehensive loss							(1,902)
Sale of common stock in public offering, net of offering costs of $5,228	6,825	7	78,372	—	—	—	78,379
Exercise of stock options	1,066	—	3,211	—	—	—	3,211
Amortization of deferred stock compensation	—	—	—	5	—	—	5
Forfeitures of stock options	—	—	(7)	7	—	—	—
Balances at December 31, 2004	34,479	34	188,147	—	(19,910)	(130)	168,141
Net loss					(6,632)		(6,632)
Change in unrealized gains and losses on investments, net of tax						(232)	(232)
Comprehensive loss							(6,864)
Repurchase and retirement of common stock	(1,000)	—	(4,831)				(4,831)
Exercise of stock options	304	—	679				679
Balances at December 31, 2005	33,783	$ 34	$183,995	$—	$(26,542)	$(362)	$157,125
Net loss					(14,836)		(14,836)
Change in unrealized gains and losses on investments, net of tax						250	250
Cumulative translation adjustment						2	2
Comprehensive loss							(14,584)
Stock based compensation expense			2,501				2,501
Exercise of stock options	525	—	1,389				1,389
Balances at December 31, 2006	34,308	$ 34	$187,885	$—	$(41,378)	$(110)	$146,431

Supplemental Information

In April, 2005, the Company's Board of Directors authorized a stock repurchase program, authorizing the repurchase of up to 5 million shares of common stock. For additional information regarding this repurchase program, see Note 8 to the Consolidated Financial Statements. The repurchase price of common shares repurchased was reported as a reduction to common stock and additional paid-in capital.

See Notes to Consolidated Financial Statements.

CARRIER ACCESS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts, unless otherwise stated)

1. Nature of Business and Summary of Significant Accounting Policies

Business Operations

Carrier Access Corporation (the "Company") designs, manufactures and sells broadband access equipment to wireline and wireless carriers. The products are used to upgrade capacity and provide enhanced services to wireline and wireless communications networks. The products also enable our customers to offer enhanced voice and data services, delivered over multiple technologies, which historically have been offered on separate networks, on a single converged network. The Company designs products to enable our customers to deploy new revenue-generating voice and data services, while lowering their capital expenditures and ongoing operating costs. The Company operates in one business segment and substantially all of its sales and operations are domestic.

Principles of Accounting and Consolidation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and the accompanying notes. Estimates are used when accounting and reporting certain amounts, including revenue recognition, allowances for uncollectible accounts receivable, inventory obsolescence, asset fair value, product warranty, depreciation, amortization, impairments, stock based compensation, income tax valuation allowances and contingencies. Actual results could differ from those estimates.

Cash, Cash Equivalents

Cash and cash equivalents include cash balances with banks and all highly liquid investments with original or remaining maturities of 90 days or less at the time of purchase.

Investments

The Company's investments include U.S., state and municipal government obligations and domestic public corporate debt securities. Investments are classified as short-term or long-term based on nature of these securities and the availability of these securities to meet current operating needs. All of these investments are held in the name of the Company at a limited number of financial institutions.

As of December 31, 2006 and 2005, all of the Company's investments were marketable securities classified as available for sale and are reported at their fair values based upon quoted market prices as of the reporting date. If these investments are sold at a loss or experience a decline in value that is not temporary, the loss is recognized in the statement of operations for that period. Unrealized gains or losses that are considered temporary in nature are recorded as a separate component of cumulative other comprehensive income (loss) in stockholders' equity, net of the related tax effect. Subsequent recoveries in the fair value, if any, are not recognized in the statement of operations, but as a component of accumulated other comprehensive income (loss). The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses recorded in interest income, net.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk are primarily cash, cash equivalents, accounts receivable and investments in marketable securities. All cash, cash equivalents and marketable securities are maintained with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are concentrated in the telecommunications industry.

Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make required payments. The decision to extend credit to a customer is a judgment we make on whether we can reasonably expect to collect from our customers, including such factors as customer credit-worthiness, past history with the customer, current customer industry trends and changes in customer payment terms. We make these assessments before we extend credit and at regular intervals thereafter. If these factors do not indicate reasonable assurance of collection, revenue, if any is deferred until collection does become reasonably assured, which is generally when the cash is received. The Company establishes and maintains a provision for uncollectible accounts receivable based on management's review of the aging of the receivable balances, our ongoing assessments of our customers' current ability to pay, and current industry and market conditions for our customers. Delinquent customer accounts are written-off after management has determined the likelihood of collection is not probable.

Other Receivables

Certain of the Company's products are manufactured by other unrelated companies under contractual manufacturing arrangements. We procure and sell some of the components used in the manufacture of our products to these companies. Other receivables included in "prepaid expenses and other" in the accompanying consolidated balance sheets of $0.9 million and $1.1 million at December 31, 2006 and 2005, respectively, consisted primarily of amounts due from the sale of these components.

Fair Value of Financial Instruments

Reported values of cash and cash equivalents, accounts receivable, accounts payable, and other accrued liabilities approximate fair value due to their short maturities. Estimated fair values of short-term and long-term investments are based on quoted market prices for the same or similar instruments.

Inventories

Inventories are reported at the lower of cost or market. Cost is based on standard costs that approximate average purchase costs. Market is determined based on net realizable value. The cost of finished goods and work-in-process includes material, labor, certain warehousing and other allocable manufacturing overhead costs. The Company establishes reserves on inventories when judgments about future demand and market conditions indicate net realizable value is less than cost, or when the related technology is considered obsolete or if the inventory cannot be used in the manufacture of other products.

Property and Equipment

Property, equipment and leasehold improvements are recorded at cost and are depreciated using the straight-line method over their estimated useful lives ranging from three to twenty-five years, or the lease term for leasehold improvements. Depreciation expense for these assets was $1.6 million, $2.1 million and $2.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Repairs and maintenance costs are expensed as incurred.

Capitalized Software

The Company expenses all internal-use software costs incurred in the preliminary project stage and capitalizes purchased internal-use software within property and equipment. Capitalized software costs are

amortized on a straight-line basis over the estimated useful lives of the software, which is generally 3 years. Software amortization expense was $0.7 million, $0.6 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Goodwill and Other Intangibles

Goodwill is the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. The Company does not have any indefinite-lived intangible assets, other than goodwill. Other intangible assets consist of acquired customer-related intangibles and developed product technology. Customer-related intangibles and developed product technology intangibles are amortized over their estimated useful lives of 7 and 5 years, respectively.

The Company has one reporting unit and therefore annual impairment tests for goodwill are performed at the consolidated level. Goodwill is reviewed no less than annually for impairment, or whenever events occur or circumstances change that would indicate it is more likely than not an impairment has occurred. Circumstances that could trigger an impairment test include a significant adverse change in the business climate or legal factors, an adverse action or assessment by a regulator, unanticipated competition, the loss of key personnel, a change in reportable segments and results of testing for recoverability of a significant asset group within a reporting unit, among others. The assessment of goodwill impairment is a two step process. First, the fair value of the reporting unit is estimated. This estimate of fair value is based on the best available information as of the assessment date, and may be determined on the basis of analyses of the market capitalization of the Company, comparable company market valuations, and expected future cash flows. Expectations about future cash flows can be affected by changes in industry or market conditions, and the rate and extent of that anticipated synergies or cost savings are realized with newly acquired businesses. If the estimate of fair value of the reporting unit is less than the carrying amount, then a second step is performed to determine the amount of impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined through allocation of the reporting unit's fair value to all of its assets and liabilities other than goodwill, including any unrecognized intangible assets, in a manner similar to a purchase price allocation. The resulting implied fair value of goodwill is compared to the carrying amount of goodwill and an impairment charge is recorded for the difference if the implied goodwill is less.

Intangible assets with definite useful lives are amortized over such useful lives, which range from five to seven years, and are subject to tests for impairment whenever events or changes in circumstances indicate that impairment may exist. There were no impairments recorded in the fiscal years ended December 31, 2006, 2005 and 2004.

Accounting for Impairment of Long Lived Assets

The Company assesses the need to record impairment losses on long-lived assets with finite lives when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment losses are recognized when the future estimated undiscounted cash flows expected from the use of the asset are less than the asset's carrying value, with the amount of loss measured at fair value based upon discounted estimated cash flows. An asset that is classified as held-for-sale is recorded at the lower of its carrying amount or fair value less cost to sell.

There were no impairments of long-lived assets during the fiscal years ended December 31, 2006, 2005 and 2004.

Revenue Recognition

The Company's products are generally sold as part of a contract or distribution agreement. The terms of the contract or distribution agreement, together with binding purchase orders or other binding documentation taken as a whole, determine the appropriate revenue recognition method.

The Company recognizes revenue according to SEC Staff Accounting Bulletin 104 "*Revenue Recognition*" (SAB 104), which amended and was preceded by Staff Accounting Bulletin 101, "*Revenue Recognition in*

Financial Statements" (SAB 101), Statement of Financial Accounting Standard No. 48, "*Revenue Recognition When Right of Return Exists*", applicable portions of SAB Topic 13, "*Revenue Recognition*", and EITF Issue No. 00-21 "*Revenue Arrangements with Multiple Deliverables*". Under these guidelines, the Company recognizes revenue from transactions where persuasive evidence of an arrangement exists, delivery has occurred or the services have been provided, the price is fixed and determinable, payment is not contingent on performance of installation or service obligations, and collectibility is reasonably assured. For our products, delivery is considered to occur upon shipment or delivery as defined in our shipping terms, provided that risk of loss, and if necessary title, has transferred to the customer. For arrangements that include customer acceptance terms, revenue is recognized upon the customer's acceptance of the product or service, which occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period. The Company's products include both hardware and embedded software. To date, the software embedded in our products has not been considered more than incidental to the product and does not represent a separate unit of accounting as defined in the American Institute of Certified Public Accountants Statement of Position 97-2 "*Software Revenue Recognition*" (SOP 97-2). The Company continues to closely review its contracts and distribution agreements to ensure application of the appropriate revenue recognition method.

For contracts or agreements involving delivery of more than one element of product or service, the Company applies the guidelines in FASB Emerging Issues Task Force Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables*" (EITF 00-21). Each deliverable is evaluated to determine whether it is a separate unit of accounting. A separate unit of accounting exists where the delivered item has value to the customer on a stand-alone basis, there is objective and reliable evidence of fair value for any undelivered items, and in cases where the contract or agreement provides a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and is substantially under the Company's control. Provided fair value exists for all units of accounting, revenue is allocated to each element based on relative fair values. If fair value exists only for the undelivered elements but not the delivered elements, revenue is allocated to the delivered elements by subtracting the fair value of the undelivered elements from the total amount due from the customer. Revenue for each element, or unit of accounting, is recognized under the applicable revenue recognition guidance. Fair value for individual elements is determined based on either the stand-alone selling prices for these elements when sold separately, or on prices of similar, substantially interchangeable elements sold to similar customers. Accordingly, the Company considers that selling prices are appropriate indicators of fair value.

The Company makes certain sales through multiple distribution channels, primarily resellers or distributors. Reasonable assurance of collectibility is assessed based on a number of factors, including past transaction history and the creditworthiness of the customer. If reasonable assurance of collectibility is not met, or if payment is contingent upon resale of the Company's products, and reliable reporting from our resellers or distributors exists, revenue is recognized when the reseller or distributor sells the product to their customer ("sell through"). If reliable reporting from the reseller or distributor is not available, revenue recognition is deferred until cash is received.

Certain customers have the contractual right to return a limited amount of products during a limited post sale period after shipment as part of a "stock rotation". Generally, under the Company's stock rotation program, three times per year, eligible customers may return on average 15% of unsold inventories purchased within the prior four-month period, in exchange for an equivalent dollar value of new products. The Company also provides "price protection" to certain customers. Under the price protection program, generally if the Company reduces prices, eligible customers are entitled to receive a credit for the difference between the price paid and the new, lower price for on-hand inventory purchased within the 60 days prior to the effective date of the price decrease. The Company applies the guidance of Statement in Financial Accounting Standards No. 48, "*Revenue Recognition When Right of Return Exists*", and the guidance in applicable portions of SAB Topic 13 "*Revenue Recognition*" and reduces revenue by the amount of estimated returns due to stock rotation based upon historical experience. In the event the Company reduces prices and the price reduction results in amounts due to eligible customers, we record the amounts due by reducing revenues and record a corresponding liability.

Revenue from installation and training services is deferred and recognized over the period the services are performed. Revenue from maintenance services is deferred and recognized on a straight-line basis over the terms of the maintenance agreements.

During January and February of 2001, the Company provided approximately $1.3 million of sales credits to its customer WinStar for products that WinStar had purchased, paid for, and returned through stock rotation. In April of 2001, WinStar voluntarily filed for Chapter 7 federal bankruptcy. On December 1, 2004, under the terms of the settlement agreement, the Company was required by the Bankruptcy Court order to pay the Chapter 7 Trustee for WinStar $135,000 and received an unconditional release of all claims, actions, liabilities, and debts. In accordance with guidance provided by Statement of Financial Accounting Standard No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*", because the Company was "judicially" released by the Bankruptcy Court, the liability was derecognized. The Company recorded the resulting $1.0 million gain as "other income".

Shipping and Handling Fees and Costs

We record amounts billed to customers related to shipping and handling in our net revenues. Costs incurred by the company for shipping and handling are reported in cost of sales.

Advertising Costs

The Company engages in a number of marketing activities, including advertising in selected trade publications, industry trade shows and co-operative advertising with several of its distributors and OEM partners. All advertising costs are expensed as incurred. The costs for co-operative advertising are accrued and expensed as the related revenues are recognized.

Research and Development Expenditures

We expend significant resources on product development, including software that is embedded in our products. Statement of Financial Accounting Standard No. 86, "*Accounting for the Costs of Computer Software to be Leased, Sold or Otherwise Marketed*" specifies the accounting for the costs of computer software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and expensed as incurred. To date, the period between the time that technological feasibility occurs and the general availability of the software embedded in our products has been short, and software development costs incurred after technological feasibility that would otherwise qualify for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs. All other research and development costs are charged to operations as incurred. The Company's research and development expense includes direct labor, benefits, material and facilities costs, depreciation and other allocable indirect overhead costs.

We have entered into funded software development arrangements where we perform software development to enable the embedded software in certain of our products to integrate seamlessly within our customer product offerings. These arrangements are accounted for following the guidelines of Statement of Financial Accounting Standard No. 68, "*Research and Development Arrangements*". Funds are earned as we attain contractual milestones and credited against related research and development expense. Total amounts credited against research and development expenses were $952,470, $875,000 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

Foreign Currency Translation

The foreign currency denominated assets and liabilities of our foreign subsidiary, which operates primarily in a local functional currency environment, are translated to U.S. dollars at exchange rates in effect as of the balance sheet date. Income and expenses are translated at average exchange rates. The resulting translation adjustments are reported as a separate component of other comprehensive income.

Income Taxes

The Company provides for income taxes using the liability method in accordance with Statement of Financial Accounting Standard No. 109 *"Accounting for Income Taxes"* (FAS 109). We recognize the amount of income taxes payable or refundable for the year as well as deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year that the differences are expected to effect current taxable income. Valuation allowances are recorded to reduce the amount of deferred tax assets when, based upon available objective evidence including historical taxable income, the expected reversal of temporary differences, and projections of future taxable income, management cannot conclude it is more likely than not that some or all of the deferred tax assets will be realized.

Earnings per Share

Basic earnings per share from continuing operations is computed by dividing income or loss from continuing operations by the weighted average number of common shares outstanding during the period. Diluted earnings per share from continuing operations reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options outstanding and shares of common stock subject to repurchase. The treasury stock method is used to compute the dilutive effect of options and similar instruments. Potentially dilutive shares, including shares of common stock that are subject to repurchase, are excluded from the computation of fully-diluted earnings per share from continuing operations when their effect is antidilutive. A reconciliation of net income (loss) and weighted average shares used in computing amounts for basic and diluted earnings (loss) per share from continuing operations is presented below.

	2006	2005	2004
Basic earnings per share computation			
Net loss	$(14,836)	$(6,632)	$(1,779)
Weighted average shares outstanding — basic	33,940	34,607	32,546
Basic loss per share	$ (0.44)	$ (0.19)	$ (0.05)
Diluted earnings per share computation			
Net loss	$(14,836)	$(6,632)	$(1,779)
Weighted average shares			
Average shares outstanding — basic	33,940	34,607	32,546
Net shares assumed issued through exercises of stock options	—	—	—
Average shares outstanding — diluted	33,940	34,607	32,546
Diluted loss per share	$ (0.44)	$ (0.19)	$ (0.05)

As a result of the Company's net losses for the years ended December 31, 2006, 2005 and 2004, all potentially dilutive securities were anti-dilutive and therefore have been excluded from the computation of diluted loss per share. The number of "in-the-money" option shares excluded from computation of diluted net loss per share because their effect is anti-dilutive totaled 2,282,246, 1,506,482 and 655,244 for 2006, 2005 and 2004, respectively.

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). SFAS 123(R), requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, based on estimated fair values. In addition, the Securities and Exchange Commission ("SEC") issued

Staff Accounting Bulletin No. 107 *"Share-Based Payment"* ("SAB 107"), which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. The Company adopted the provisions of SAB 107 in its adoption of SFAS 123(R). SFAS 123(R) superseded the Company's previous accounting under Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123").

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires prospective application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year. The Company's consolidated financial statements for fiscal 2006 include stock-based compensation expense in accordance with SFAS 123(R). Under the modified prospective transition method, compensation cost recognized during fiscal 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Prior to January 1, 2006, share-based employee compensation expense was not recognized in the Company's consolidated financial statements because the exercise prices of all awarded stock option grants were either equal to or greater than the market value of the underlying common stock on the grant date (other than for certain option modifications and options granted with exercise prices below the fair market value at the grant date). Stock-based compensation related to non-employees and modifications of options granted were accounted for based on the fair value of the related stock or options in accordance with SFAS 123 and its interpretations.

As permitted by SFAS 123, the Company reported pro-forma disclosures presenting results and earnings per share as if the Company had used the fair value recognition provisions of SFAS 123 in the Notes to the Consolidated Financial Statements. SFAS 123(R) requires an estimate of pre-vesting forfeitures at the time of grant, with subsequent revisions as actual vesting becomes known, so that expense recognized reflects an estimate of the fair value of stock option awards that will ultimately vest. As a result, stock-based compensation expense recognized in the Consolidated Statement of Operations for 2006 has been reduced by expected forfeitures. In preparing the Company's pro-forma disclosures provided under FAS 123 for periods prior to the adoption of SFAS 123(R), among other computational differences, the Company accounted for pre-vesting forfeitures as they occurred. Because of these differences, the stock-based compensation expense recognized in the Company's Consolidated Statement of Operations for 2006 under FAS 123(R), and the pro-forma stock-based compensation expense disclosed under SFAS 123 are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), results for prior comparative periods have not been restated.

See Note 10 — Income Taxes for additional details regarding the impacts of the Company's stock based compensation plan on the Company's consolidated financial statements.

Warranty Costs

The Company provides for the estimated costs of product warranties at the time revenue for the products is recognized. The specific terms and conditions of the warranties vary depending on the specific product sold and the terms of the customer purchase agreements. In the case of hardware our warranties generally start from the delivery date and continue for up to five years. Software products generally are under warranty for 90 days from the date of shipment. Our warranty liability for our software is to provide "patches" and "bug" fixes that are offered as part of and covered by our standard product warranty. The Company accrues for warranty obligations based on historical experience and estimates of future warranty costs. Charges and accruals to the warranty liability, which is reported as a component of "Other accrued liabilities" in our consolidated balance sheets, during the periods presented, are as follows:

	Year Ended December 31,		
	2006	2005	2004
Product warranty liability beginning balance	$ 709	$ 634	$ 410
Add: Current year accruals	2,379	915	1,361
Deduct: Current year charges	(1,554)	(840)	(1,137)
Product warranty liability ending balance	$ 1,534	$ 709	$ 634

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current period presentation. At March 31, 2005, the Company reclassified certain auction rate securities from cash and cash equivalents to short-term investments in marketable securities available for sale as of December 31, 2004 and for all prior periods. These investments are highly liquid, variable-rate debt securities. While the underlying security typically has a stated maturity of 20 to 30 years, the interest rate is reset through Dutch auctions that are held every 7, 28 or 35 days, creating a highly liquid, short-term instrument. The securities trade at par and are callable at par on any interest payment due date at the option of the issuer. Interest is paid at the end of each auction period. In order to conform to the 2005 presentation, the Company reclassified amounts previously reported for purchases of investments and proceeds from the sale of investments in our consolidated statements of cash flows for the year ended December 31, 2004. The reclassifications had the effect of increasing previously reported cash used by investing activities, with a corresponding decrease in cash and cash equivalents, of $24,175 for the year ended December 31, 2004. The reclassification had no impact on previously reported total current assets, total assets, working capital or results of operations, and does not affect previously reported cash flows from operating or financing activities.

Comprehensive Income (Loss)

The Company's comprehensive income (loss) consists of net income (loss), and unrealized gains or losses on certain securities, including reclassification adjustments, and cumulative translation gains from translating the financial statements of its Chinese subsidiary. The Company had no other sources of comprehensive income for the years ended 2006, 2005, and 2004.

Insurance Recovery, Mediation Settlement, and Restructuring Costs

The Company maintains Director's and Officer's insurance coverage. During the year ended December 31, 2006, the Company received $484,000 from its insurance carrier representing reimbursement of certain legal fees under its insurance policy. The Company recognizes such insurance recoveries in operations when received.

On February 6, 2007, the company reached an agreement to settle certain consolidated class actions, which are discussed in Note 13, for a payment of $7.4 million. The settlement will be funded in its entirety by the proceeds of the Company's directors and officers' insurance policy. The parties' agreement must be documented and submitted to the court for its approval. The $7.4 million insurance recovery has been reported in prepaid expenses and other current assets, and the $7.4 million settlement liability is reported in accrued expenses and other current liabilities as of December 31, 2006.

Restructuring costs, which include employee termination benefits, contract termination costs, asset impairments and other restructuring costs are recorded at estimated fair value. The amounts for restructuring costs are estimated based upon certain key estimates, including the timing of employees leaving the company, the terms that may be negotiated to exit contractual obligations, and the realizable value of certain assets to be disposed of, among others.

The Company entered into a restructuring plan effective December, 2002 designed to improve future operating performance and position the Company for earnings growth in future periods, consistent with anticipated revenues. Included in this plan were employee termination costs, facility closures or downsizing, and disposal of excess or unused assets. In connection with the restructuring, the Company accrued $2.0 million in December, 2002. The Company paid approximately $0.13 million, $0.47 million and $0.49 million of these charges in 2006, 2005 and 2004, respectively. The Company adjusted its accrual for changes in estimates with respect to subleases of approximately $0.0 million and $0.5 million in 2006 and 2005, respectively.

At December 31, 2006, the accrued liability associated with the restructuring plan, which is reported as part of "Other accrued liabilities" in our consolidated balance sheets, consisted of the following (in thousands):

	Beginning Reserve Balance	Restructuring Charges	Payments	Ending Reserve Balance
2006	$242	$—	$(125)	$117
2005	260	453	(471)	242
2004	536	218	(494)	260

2. Recently Issued Accounting Pronouncements

• Financial Accounting Standards Board Interpretation No. 48 ("FIN 48"), "Accounting *for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*", specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result is effective in the first quarter of calendar 2007. While we are currently evaluating the effects, if any, on our consolidated balance sheets, we do not believe the adoption of FIN 48 will have a material effect on our consolidated statements of operations or cash flows when adopted.

3. Investments

The Company has investments in marketable securities, all of which were classified as available for sale at December 31, 2006 and 2005 as follows (in thousands):

Balances as of December 31, 2006	Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Government securities	$10,325	$—	$(109)	$10,216
State and local governments	7,800	—	—	7,800
Corporate debt securities	14,817	—	(9)	14,808
Total Investments	$32,942	$—	$(118)	$32,824

Balances as of December 31, 2005	Cost	Unrealized Gains	Unrealized Losses	Fair Value
US Government securities	$28,489	$—	$(294)	$28,195
State and local governments	3,000	—	—	3,000
Corporate debt securities	22,043	—	(73)	21,970
Total Investments	$53,532	$—	$(367)	$53,165

There were no unrealized gains on investments in marketable securities at December 31, 2006 and 2005.

The following table summarizes the fair value and gross unrealized losses on our investments in marketable securities with unrealized losses, aggregated by the type of investment instrument and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005 (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
Balances as of December 31, 2006	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
US Government securities	$ —	$ —	$ 8,389	$(109)	$ 8,389	$(109)
State and local governments	—	—	—	—	—	—
Corporate debt securities	3,001	—	3,866	(9)	6,867	(9)
Total Investments	$3,001	$ —	$12,255	$(118)	$15,256	$(118)

	Less than 12 Months		12 Months or Greater		Total	
Balances as of December 31, 2005	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
US Government securities	$10,417	$ (76)	$17,778	$(218)	$28,195	$(294)
State and local governments	—	—	—	—	—	—
Corporate debt securities	15,768	(71)	1,202	(2)	16,970	(73)
Total Investments	$26,185	$(147)	$18,980	$(220)	$45,165	$(367)

The Company's investments include U.S., State and municipal government obligations and domestic public corporate debt securities. Investments are classified as short-term or long-term based on the nature of these securities and the availability of these securities to meet current operating requirements. All of these investments are held in the name of the Company at a limited number of financial institutions.

As of December 31, 2006 and 2005, all of the Company's investments were marketable securities classified as short term, available for sale securities, and are reported at their fair values based upon quoted market prices as of the reporting date. If these investments are sold at a loss or experience a decline in value that is not temporary, the loss is recognized in the statement of operations for that period. Unrealized gains or losses that are considered temporary in nature are recorded as a separate component of cumulative other comprehensive income (loss) in stockholders' equity, net of the related tax effect. Subsequent recoveries in the fair value, if any, are not recognized in the statement of operations, but as a component of accumulated other comprehensive income (loss). The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses recorded in interest income, net. During 2006, 2005 and 2004, the Company did not incur significant realized gains or losses on disposals of marketable securities. The unrealized loss balances on US Government and Corporate debt securities resulted primarily from interest rate increases. Because the Company has the ability and intent to hold these securities until a recovery of fair value, which may be at maturity, the Company does not consider these securities to be other than temporarily impaired at December 31, 2006.

The Company's investment policy limits the concentration of its investments in any single instrument to a maximum of $3 million or 10%, whichever is less, other than U.S. Government or Agencies securities, which do not have limitations. All of the Company's securities must be readily marketable and have high quality debt ratings from either Moody's or Standard & Poors. Investments may not have maturities in excess of three years, and the average portfolio maturity is maintained at one year or less. The weighted average portfolio days to maturity for marketable securities available for sale was approximately 78 days at December 31, 2006. The Company is in compliance with its investment policy at December 31, 2006.

4. Business Combinations

White Rock Shanghai, Ltd.

On October 24, 2006, the Company purchased all of the outstanding common stock of White Rock Shanghai, Ltd. (subsequently renamed Carrier Access Shanghai, Ltd.), a wholly-owned foreign enterprise located near Shanghai, in the People's Republic of China, for $460,000 cash. The results of Carrier Access Shanghai, Ltd.'s ("Carrier Shanghai") operations have been included in the Company's Consolidated Financial Statements since the acquisition date. Carrier Shanghai conducts testing of certain of the Company's products for performance to specifications under an intercompany service agreement, and has no significant assets beyond those required to perform product testing, no other customers or other operations as of the acquisition date or as of December 31, 2006. There were approximately 44 employees as of December 31, 2006. The purchase was made to expand our international presence, capabilities, and to reduce certain research and development related costs. The estimated fair value of the net assets purchased, net of cash acquired, which consisted primarily of computer equipment, was approximately $321,000, and did not include significant intangibles or goodwill.

Paragon Networks International, Inc.

On November 25, 2003 the Company acquired 100% of the outstanding shares, stock options and warrants of Paragon Networks International, Inc ("Paragon") for total consideration of $20.596 million. We accounted for the transaction using the purchase method of accounting. The results of Paragon's operations have been included in our consolidated financial statements since November 25, 2003.

The aggregate purchase price of $20.596 million, included $411,000 in cash and 1,334,521 shares of Carrier Access common stock, valued using the average closing price as of November 25, 2003, including the two days before and after that date, and other direct acquisition costs as follows (in thousands):

Cash	$ 411
Carrier Access stock issued to seller	19,163
Estimated acquisition related costs	1,022
Total Consideration	$20,596

In addition, the Company paid approximately $1.0 million to the employees of Paragon. Of this, approximately $670,000 was capitalized as part of the acquisition cost, as it required no future performance, while approximately $330,000 related to retention bonuses, which were expensed in 2003 as the service obligations were completed. The Company also incurred approximately $350,000 of direct acquisition costs that were paid in 2004.

The following table summarizes the Company's initial estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The price paid was greater than the net assets and liabilities due to the expected increase in future revenues and cash flows arising from the Paragon products and customer base.

	As of November 25, 2003
Current assets	$ 7,296
Property and equipment	572
Other assets	42
Intangible assets	7,800
Goodwill	6,748
Total assets acquired	22,458
Current liabilities	(1,862)
Net assets acquired	$20,596

In connection with the acquisition, the Company acquired approximately $6.9 million of net deferred tax assets, comprised of deferred tax assets related primarily to net operating loss and tax credit carry forwards and deferred tax liabilities related to the intangible assets acquired, which have been fully reduced by a valuation allowance.

In the fourth quarter of 2004, the Company finalized its purchase price accounting related to the Paragon acquisition, and the Company recorded an $840,000 liability with a corresponding adjustment to goodwill related to a preacquisition tax contingency. As discussed in Note 12, future adjustments to this contingent liability, if any, will be recorded in our consolidated statement of operations in the period that an adjustment is considered necessary.

Of the $7.8 million of acquired intangible assets, $5.1 million was assigned to customer relationships, $2.5 million to developed product technology and $0.2 million to customer backlog. All of these intangible assets were determined to have definite lives and are amortized over their estimated useful lives, which are customer relationships 7 years, developed product technology 5 years and the customer backlog 3 months.

The estimated fair values for the acquired customer relationships, developed product technology and customer backlog intangibles were determined primarily based on the discounted value of projected cash flows. The weighted average cost of capital used to discount projected cash flows associated with customer relationships, developed product technology and the customer backlog was within a Range of 20% to 27%. The projected cash flows were derived using management's best estimates of future revenues and profit margins associated with each intangible, reduced by estimated returns on contributory assets required to generate the cash flows from these assets, and adjusted for anticipated tax effects associated with amortization of these assets. The fair value of goodwill was determined using the residual method.

In 2004, the Company finalized its purchase price accounting related to a pre-acquisition contingency that existed at the time of the acquisition, in accordance with Statement of Financial Accounting Standard No. 38, "*Preacquisition Contingencies*". The contingency was related to potential tax liabilities in a foreign jurisdiction. See note 12 for further discussion. Because the information was not available as of the November 2003 purchase date or at the time the Company filed its 2003 annual report on Form 10-K, an amount could not be estimated that could be used for purposes of the Company's initial purchase price allocation. In December 2003, the Company began the effort to evaluate and estimate the fair value of the contingency, including gathering all relevant information regarding the applicable tax rates and regulations in the foreign jurisdictions. The Company's determination was completed in November 2004. In accordance with that final determination, in the fourth quarter of 2004 the Company recorded an $840,000 liability with a corresponding adjustment to goodwill. As discussed in note 12, future adjustments to the contingent liability will be recorded in the statement of operations in the period of the adjustment.

5. Inventories

Inventories are valued at the lower of cost or market, with cost computed using standard costs that approximate average purchase costs. Consideration is given to obsolescence, excessive levels, deterioration and other factors in evaluating net realizable value. Inventories as of December 31 consist of the following (in thousands):

	2006	2005
Raw materials	$20,371	$27,713
Work-in-process	10	1
Finished goods	5,510	4,567
Reserve for obsolescence	(7,679)	(7,775)
	$18,212	$24,506

6. Property and Equipment, Net

On October 13, 2004, the Company purchased the building and land of its 5395 Pearl Parkway headquarters in Boulder, Colorado for approximately $7.1 million. The value of the building is classified as "real property". Leasehold improvements related to the property were reclassified to real property and are being depreciated over the lesser of their useful life or the life of the building. An amount of $604,000 related to deferred rent that was recorded during the periods when the building was leased was recorded as a reduction to the cost of the building.

Property and equipment, net as of December 31 consisted of the following (in thousands):

	Estimated useful life	2006	2005
Computer equipment and software	3 to 5 years	$ 7,856	$ 6,945
Real property	25 years	7,701	7,701
Equipment, furniture, fixtures and other	3 to 7 years	15,213	14,612
Leasehold improvements	Shorter of lease or 7 years	960	986
		31,730	30,244
Less accumulated depreciation and amortization		(21,259)	(19,242)
		$ 10,471	$ 11,002

7. Goodwill and Intangibles

The following table presents details of the Company's intangible assets as of December 31 (in thousands):

		2006			2005		
Intangible Assets	Useful Life (years)	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
Customer Relationships	7	$5,100	$(2,246)	$2,854	$5,100	$(1,520)	$3,580
Developed Technology	5	2,500	(1,542)	958	2,500	(1,040)	1,460
Trademarks and Patents	17	295	(84)	211	310	(80)	230
Total		$7,895	$(3,872)	$4,023	$7,910	$(2,640)	$5,270

Amortization expense was $1.2 million, $1.2 million and $1.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. The estimated future amortization expense for intangible assets as of December 31, 2006 is follows (in thousands):

Year ending December 31,	Amount
2007	$1,245
2008	1,204
2009	745
2010	685
2011	17
Thereafter	127
Total	$4,023

Upon the acquisition of Paragon, we recorded $6.748 million of goodwill. The total goodwill amount was determined using the residual method under Statement of Financial Accounting Standard Nos. 141 and 142. In the fourth quarter of 2004, we finalized our purchase price accounting and recorded an additional $.84 million of goodwill related to a preacquisition tax contingency.

In the third quarters of 2006 and 2005, the Company completed its annual goodwill impairment test as required by FAS 142. Our assessment of goodwill impairment was conducted by estimating and comparing the

fair value of our reporting unit, as defined in FAS 142, to the reporting unit carrying value as of that date. Based on the results of this impairment test, the Company determined that its goodwill asset was not impaired during 2006, 2005 or 2004. The Company plans to conduct annual impairment tests in the third quarter of each year, unless impairment indicators exist at an earlier date each year.

8. Stockholders' Equity

Stock Repurchase Program

On April 11, 2005, the Company's Board of Directors authorized a stock repurchase plan, authorizing an aggregate repurchase of up to 5,000,000 shares of our common stock. We first began purchasing shares of our common stock under the plan in November 2005, and as of December 31, 2005, we had purchased 1.0 million shares at an average purchase price of $4.81 per share, for an aggregate purchase price of $4.8 million. The repurchased shares have been retired and are classified as authorized and unissued shares. The Company did not repurchase any shares during the year ended December 31, 2006. The remaining authorized number of shares that may be repurchased is 4 million, until terminated by the Board of Directors. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins", the Company allocated the excess of the repurchase price over the par value of shares repurchased for retirement as reduction to additional paid-in capital.

Other Changes

Issuance of common stock, and the associated tax benefit (if any) related to stock options exercised by employees, are recorded as an increase to common stock and additional paid-in capital.

Stock-based compensation expense under FAS 123(R) is charged to additional paid-in capital as incurred. The difference between actual tax deductions available to the Company and estimated tax deductions recorded upon the issuance of employee stock options is credited to additional paid-in capital when recognized. The Company did not recognize any tax effects related to employee stock option exercises during the years ended December 31, 2006 or 2005. See Note 10, "Income Taxes" for additional information.

9. Employee Stock Incentive Plan

The Company's 1998 Stock Incentive Plan (the "Plan") provides for five separate components. The Discretionary Option Grant Program, administered by the Compensation Committee appointed by the Company's Board of Directors, provides for the grant of incentive and non-qualified options to purchase Common Stock to employees, consultants or directors. The Stock Issuance Program, administered by the Compensation Committee, provides for the issuance of Common Stock to employees, consultants or directors directly through the purchase of the shares at the fair market value of the shares at the date of issuance, or as a bonus tied to the performance of services. The Salaried Investment Option Grant Program, if activated, allows executive officers and other highly compensated employees selected by the Compensation Committee to apply a portion of their base salary towards the acquisition of special below-market stock option grants. The Automatic Option Grant Program provides for automatic option grants at periodic intervals to eligible non-employee Board members to purchase shares of Common Stock at a price equal to their fair market value on the grant date. The Director Fee Option Program, if activated for one or more calendar years, allows non-employee Board members to apply a portion of their annual retainer fee to the acquisition of special below-market option grants. All stock options outstanding have been granted under the Discretionary Option Grant Program and the Automatic Option Grant Program. The Company has not activated any of the other programs permitted by the Plan.

The Plan currently authorizes the grant of options to purchase up to 9,779,514 shares of authorized common stock. On the first trading day of each year, the lesser of two and one-half percent (2.5%) of the shares of Common Stock outstanding as of the last trading day of the preceding calendar year, or an additional 562,500 shares, are made available for grant under the Plan. Expired options are returned to the Plan as they expire and are made available for grant. Incentive stock options have a ten-year term and non-qualified stock options

generally have a five-year term. A majority of the stock options vest 25% on the first anniversary date of the grant and 6.25% each quarter thereafter, with the remaining stock options vesting quarterly from the grant date. As of December 31, 2006, all outstanding options were non-qualified stock options. The Compensation Committee of the Board of Directors has discretion to use a different vesting schedule and has done so from time to time. Since the inception of the 1998 Plan, the Company has granted stock options to virtually all employees, and the majority has been granted to non-executive employees.

Adoption of SFAS 123(R)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) "*Share-Based Payment*" ("SFAS 123(R)") using the modified prospective transition method. In addition, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 "*Share-Based Payment*" ("SAB 107"), which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. Under the modified prospective transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In accordance with the modified prospective transition method, results for prior periods have not been restated.

Expense Information under SFAS 123(R)

Stock-based compensation expense recognized under SFAS 123(R) in the Company's Consolidated Statement of Operations was $2.5 million, representing $.07 basic and diluted loss per share, which consisted entirely of stock-based compensation expense related to employee and non-employee director stock options. The Company did not recognize a tax benefit from share-based compensation expense because the Company considers it is more likely than not that the related deferred tax assets, which have been reduced by a full valuation allowance, will not be realized. The following table summarizes stock-based compensation expense recorded under SFAS 123(R) for the year ended December 31, 2006 and its allocation within the Consolidated Statement of Operations (in thousands):

	Year Ended December 31, 2006
Cost of sales	$ 139
Research and development	723
Sales and marketing	762
General and administrative	877
Stock-based compensation expense included in operating expenses	2,362
Total stock-based compensation expense	2,501
Tax benefit	—
Total stock-based compensation expense, net of tax	$2,501
Effect of SFAS 123(R) on basic and diluted loss per share	$ 0.07

The Black-Scholes option-pricing model was used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was estimated based upon actual historical stock price movements over a series of successively shorter periods ending December 31, 2006, ranging from 4 ½ years, the expected option term, to the most recent two years. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending December 31, 2006 for the expected option term. The expected option term was calculated using the "simplified" method permitted by SAB 107.

Prior to the adoption of SFAS 123(R), the Company presented any tax benefits of deductions resulting from the exercise of stock options within operating cash flows in the condensed consolidated statements of cash flow. SFAS 123(R) requires tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options ("excess tax benefits") to be classified and reported as both an operating cash outflow and a financing cash inflow upon adoption of SFAS 123(R). As discussed in Note 10 – Income Taxes, as a result of the Company's net operating losses, the excess tax benefits that would otherwise be available to reduce income taxes payable have the effect of increasing the Company's net operating loss carry forwards. Accordingly, because the Company is not able to realize these excess tax benefits, such benefits have not been recognized in the Consolidated Statement of Cash Flow for the year ended December 31, 2006.

Dilutive Effect of Stock Options

The following table shows the grant dilution and exercise dilution (in thousands, except percentages):

	Outstanding Options	
Years Ended	**December 31, 2006**	**December 31, 2005**
Shares of common stock outstanding	34,308	33,783
Granted	1,238	1,645
Cancelled, forfeited or expired	(788)	(907)
Net stock options granted	450	738
Grant dilution[1]	1.3%	2.2%
Exercised	525	304
Exercise dilution[2]	1.5%	0.9%

1 The percentage for grant dilution is computed based on the net stock options granted as a percentage of shares of common stock outstanding at the calendar year end.

2 The percentage for exercise dilution is computed based on the net stock options exercised as a percentage of shares of common stock outstanding at the calendar year end.

Weighted average basic and diluted shares outstanding for the year ended December 31, 2006 were 33,940 and 34,931, respectively, while weighted average basic and diluted shares outstanding for the prior year ended December 31, 2005 were 34,607 and 35,443, respectively. Dilutive shares outstanding include the effect of dilutive "in-the-money" options, which is calculated based on the average share price for each calendar year using the treasury stock method. Under the treasury stock method, the amount that employees must pay to exercise options and the amount that of tax benefits that would be recorded in additional paid-in capital when the award becomes tax deductible are assumed to be used to repurchase shares at the average market price for the period. In both calendar 2006 and 2005, because the Company incurred net losses, in-the-money options were anti-dilutive and excluded from the computation of net losses per share. Had the in-the-money options been dilutive, the dilutive effect would have been 990,956 shares or 2.9% of outstanding common shares as of December 31, 2006. and 826,058 shares or 2.4% of outstanding common shares as of December 31, 2005.

General Share-Based Award Information:

The following summarizes stock option activity under the Plan:

	Outstanding Options	
	Number of Shares	Weighted Average Exercise Price
Balances at January 1, 2004	3,799,623	$ 5.03
Granted	1,254,700	10.26
Exercised	(1,065,884)	3.01
Canceled or forfeited	(1,207,280)	9.34
Balances at December 31, 2004	2,781,159	6.29
Annual increase in shares available for grant	—	—
Granted	1,645,261	5.22
Exercised	(303,593)	2.00
Canceled or forfeited	(906,955)	8.80
Balances at December 31, 2005	3,215,872	$ 5.48
Granted	1,237,500	6.39
Exercised	(525,298)	2.65
Canceled or forfeited	(788,043)	5.48
Balances at December 31, 2006	3,140,031	$ 6.32

The total pre-tax intrinsic value, or the difference between the exercise price and the market price on the date of exercise, of stock options exercised during the year ended December 31, 2006 was $2,566,300. The following table summarizes significant ranges for options outstanding and currently exercisable as of December 31, 2006:

	Stock Options Outstanding				Stock Options Exercisable		
Range of Exercise Prices	Number of Options Outstanding	Weighted-Average Remaining contractual life (in years)	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value	Number of Options Exercisable	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.65 – 3.92	415,939	1.43	$ 1.22	$2,223,085	388,429	$ 1.25	$2,063,933
4.07 – 4.25	392,304	3.87	4.25	906,425	76,694	4.25	177,264
4.30 – 4.62	404,500	4.06	4.51	830,360	184,562	4.49	382,051
4.72 – 6.10	423,813	3.99	5.31	528,835	54,060	5.40	62,488
6.12 – 6.50	534,125	4.80	6.24	169,582	26,375	6.48	2,094
6.57 – 10.34	473,550	4.76	8.08	—	214,237	8.36	—
10.35 – 37.00	495,800	2.32	12.96	—	475,175	12.99	—
	3,140,031	3.64	$ 6.32	$4,658,287	1,419,532	7.09	$2,687,830

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value for stock options with an exercise price less than the Company's closing stock price of $6.56 as of December 29, 2006 that would have been received by the option holders had they exercised their options as of that date. The total number of in-the-money stock options exercisable as of December 31, 2006 was 730,120. As of December 31, 2006, 1,419,532 outstanding options were exercisable at an aggregate average exercise price per share of $7.09. Cash received from stock options exercised during the year ended December 31, 2006 was approximately $1,389,300. The Company did not realize any tax deductions related to the exercise of stock options during the quarter. As discussed in Note 10 — Income Taxes, the Company will record such deductions to additional paid-in capital when realized. Shares available for grant under the Plan as of December 31, 2006 were 2,556,428.

During the year ended December 31, 2005, stock-based compensation expense of $77,000 was recognized as a result of a modification extending the exercise period for certain employee options. There was no other stock-based compensation expense related to employee stock option awards during the comparative fiscal years ended December 31, 2005 or 2004. As of December 31, 2006, total compensation costs related to unvested share-based awards not yet recognized was $2,765,400, which is expected to be recognized over the next 19 months on a weighted average basis.

The Black-Scholes option-pricing model was used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was estimated based upon actual historical stock price movements over a series of successively shorter periods ending December 31, 2006, ranging from 4 ½ years, the expected option term, to the most recent two years. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending December 31, 2006 for the expected option term. The expected option term was calculated using the "simplified" method permitted by SAB 107.

Prior to the adoption of SFAS 123(R), the Company presented any tax benefits of deductions resulting from the exercise of stock options within operating cash flows in the consolidated statements of cash flow. SFAS 123(R) requires tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options ("excess tax benefits") to be classified and reported as both an operating cash outflow and a financing cash inflow upon adoption of SFAS 123(R). As discussed in Note 10 – Income Taxes, as a result of the Company's net operating losses, the excess tax benefits that would otherwise be available to reduce income taxes payable have the effect of increasing the Company's net operating loss carry forwards. Accordingly, because the Company is not able to realize these excess tax benefits, such benefits have not been recognized in the Consolidated Statements of Cash Flow for the year ended December 31, 2006.

Pro-Forma SFAS 123 Information

For the comparative years ended December 31, 2005 and 2004, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25. All options granted during the years ended December 31, 2005 and 2004 had exercise prices equal to the closing market price of the underlying common stock on the grant date. If compensation expense had been recognized based on the estimated fair value of each option granted in accordance with the provisions of SFAS 123 as amended by Statement of Financial Accounting Standard 148, our net loss and net loss per share would have been increased to the following pro-forma amounts (in thousands, except per share amounts):

Years Ended	December 31, 2005	December 31, 2004
Net Loss — as reported	$ (6,632)	$(1,779)
Add: Stock-based compensation expense, as reported	77	5
Deduct: Stock-based employee compensation expense, determined under fair value method for all awards	(4,639)	(4,169)
Net Loss — pro-forma	$(11,194)	$(5,943)
Net loss per share — basic and diluted, as reported	$ (0.19)	$ (0.05)
Net loss per share — basic and diluted, pro-forma	$ (0.32)	$ (0.18)

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock compensation expense presented above for the prior years ended December 31, 2005 and 2004 under SFAS 123 and the stock compensation expense recognized during the current year ended December 31, 2006 under SFAS 123(R) are not directly comparable. In accordance with the modified prospective transition method of SFAS 123(R), the prior year comparative results have not been restated.

The weighted average per share fair value of stock options granted during the years ending December 31, 2006, 2005 and 2004, and the assumptions used to estimate fair value as of the grant date using the Black-Scholes option pricing model were as follows:

Years Ended	December 31, 2006	December 31, 2005	December 31, 2004
Volatility	96%	103%	110%
Expected option term	4 ½ years	5 years	5 years
Risk free interest rate	4.7%	4.2%	3.6%
Expected dividend yield	0%	0%	0%
Weighted average fair value per share	$3.67	$3.74	$8.19

Accuracy of Fair Value Estimates

The Company's determination of fair value of share-based payment awards on the date of grant using an option pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's stock price volatility over the expected term of the awards, estimates of the expected option term including actual and projected employee stock option exercise behaviors and estimates of pre-vesting forfeitures. Because changes in any of these assumptions can materially affect the estimated value, the existing valuation models may not provide an accurate measure of the fair value of the Company's employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Modifications of Stock Options Granted

On December 27, 2005, the Company's Board of Directors approved acceleration of vesting for all unvested stock options, excluding options held by executive officers and directors, with an exercise price greater than $7.05. As a result, options previously awarded to current employees for the purchase of 359,335 shares of the Company's common stock vested immediately. The accelerated options have exercise prices ranging from $7.06 to $15.40. The weighted average exercise price of these options is $10.73.

The decision to accelerate the vesting of these options, which the Board of Directors believed was in the best interest of Carrier Access shareholders and employees, was made primarily to reduce non-cash compensation expense that would have been recorded in the Company's income statement in future periods upon the adoption of FASB Statement No. 123R, "Share-Based Payment" beginning January 1, 2006. In addition, because these options have exercise prices well in excess of current market values, the Company believes that they are not achieving their original objectives of incentive compensation and retention. The Company estimates that as a result of these accelerations, the pre-tax stock-based compensation expense it would otherwise have been required to record in connection with the accelerated options was reduced by approximately $1.1 million.

On August 26, 2005, the Company's Board of Directors approved a modification to the expiration date of certain vested options held by certain former employees under the 1988 Stock Incentive Plan due to an extended "blackout" period. Under the terms of the modifications, former employees were granted an additional three-month period in which to exercise vested options adjusted by the number of days prior to May 5, 2005, if any, that the employee could have exercised the options. In accordance with Financial Accounting Standards Board Interpretation No. 44 (FIN 44), "*Accounting for Certain Transactions Involving Stock-Based Compensation, an interpretation of APB Opinion No. 25*", the Company recognized compensation expense of approximately $77,000 for the year ended December 31, 2005 in connection with this modification.

10. Income Taxes

Income tax expense (benefit) for the years ended December 31 (in thousands) consists of the following:

U.S. Taxes	2006	2005	2004
Current	$(16)	$ (4)	$(46)
Deferred	—	—	—
U.S. Income tax expense (benefit)	$(16)	$ (4)	$(46)

Foreign Taxes	2006	2005	2004
Current	$—	$—	$ 34
Deferred	—	—	—
Foreign Income tax expense (benefit)	—	—	34
Total Income tax expense (benefit)	$(16)	$ (4)	$(12)

A reconciliation of expected income tax expense (benefit) calculated by applying the statutory Federal tax rate to actual income tax expense (benefit) for the years ended December 31 is as follows (in thousands):

Reconciliation of statutory income tax expense (benefit) to actual	2006	2005	2004
Expected income tax expense (benefit)	$(5,198)	$(2,320)	$ (627)
State income taxes, net of federal taxes	(228)	(103)	(26)
Change in estimated effective state tax rate	6	4	586
Change in valuation allowance	5,292	2,821	2,335
Exercise of non-qualified stock options)	—	(454)	(2,965)
Other, net	112	48	685
Actual income tax expense (benefit)	$ (16)	$ (4)	$ (12)

The tax effects of significant temporary differences that result in deferred tax assets and liabilities at December 31 are as follows (in thousands):

Deferred tax assets	2006	2005
Allowance for doubtful accounts and returns	$ 148	$ 163
Inventory reserves	2,889	3,138
Compensation accruals	585	487
Goodwill	1,693	1,890
Net operating loss carry forwards	23,169	18,748
Research and experimentation credit	5,129	5,129
Stock-based compensation	914	—
Unearned Income	173	555
Other	837	780
Gross deferred tax assets	35,537	30,890
Less: Valuation allowance	(34,265)	(28,973)
Total deferred income tax assets	$ 1,272	$ 1,917
Deferred tax liabilities		
Paragon identifiable intangibles	(1,393)	(1,845)
Other	121	(72)
Total deferred income tax liabilities	$ (1,272)	$ (1,917)
Net deferred income tax assets	$ —	$ —

The components of deferred tax assets and liabilities at December 31 are as follows (in thousands):

	2006	2005
Current assets	$ 112	$ 239
Current liabilities	—	—
Net current deferred tax assets (liabilities)	$ 112	$ 239
Non-current assets	$ 1,160	$ 1,678
Non-current liabilities	(1,272)	(1,917)
Net non-current deferred tax assets (liabilities)	$ (112)	$ (239)

As of December 31, 2006, the Company has available tax net operating loss carry forwards and tax credit carry forwards of approximately $64.6 million and $5.1 million, respectively. The net operating loss carry forwards began to expire in 2007. The tax credit carry forwards begin to expire in 2012. A portion of the future utilization of the Company's net operating loss carry forwards associated with the Paragon acquisition in 2003, amounting to approximately $14.0 million, is limited because the acquisition resulted in an ownership change.

The Company has approximately $48.6 million of available net operating loss carry forwards for state tax purposes, which may be carried forward to offset future state taxable income, subject to state legislative restrictions which vary among the States.

The Company recorded valuation allowances of $34.3 million and $28.9 million as of December 31, 2006 and 2005, respectively, to fully reserve deferred tax assets as the realization criteria have not been met. In the future, should management conclude that these deferred tax assets are, at least in part, realizable, the valuation allowance will be reduced to the extent of such realization and recognized as a deferred income tax benefit in the statement of operations, except as noted herein. The valuation allowance at December 31, 2006 includes a reserve established at the time of the Paragon acquisition related to net deferred tax assets acquired of approximately $6.9 million. Should the Company conclude the valuation allowance with respect to these acquired net deferred tax assets is no longer necessary, the amount will be recorded as a decrease in the carrying amount of acquired goodwill. Also included in the valuation allowance is a $15.0 million reserve for the federal tax benefit resulting from certain exercises of employee non-qualified stock options. To the extent the valuation allowance related to these stock based compensation benefits is no longer considered necessary, an adjustment will be recorded directly to additional paid in capital.

11. Significant Customers, Suppliers and Concentration of Credit Risk

The following table discloses significant customers from whom the Company recognized revenue that comprised 10% or more of the Company's net revenues in each of the years ended December 31 (in thousands):

Company	2006	2005	2004
A	$27,021	$32,106	$ 6,039
B	8,013	5,712	6,435
C	755	3,668	9,578
D	199	375	19,028

International net revenues, or net revenues on products shipped outside of the United States accounted for approximately 11%, 4% and 9% of our total net revenues in for 2006, 2005 and 2004, respectively.

Although the Company generally uses standard parts and components for its products, many key components are purchased from sole or single source vendors for which alternative sources may not currently be available. The identification and utilization of new suppliers for such items could adversely impact the Company's future operating results.

The Company is exposed to potential concentrations of credit risk from its accounts receivable with its various customers and receivables are concentrated among customers in the telecommunications industry. To reduce this risk, the Company has a policy of assessing the creditworthiness of its customers and monitors the aging of its accounts receivable for potential uncollectible accounts. An allowance is recorded for estimated losses from write-offs of uncollectible accounts. Bad debt recoveries were $375,000 in 2006, $226,000 in 2005 and $223,000 in 2004.

12. Employee Benefit Plan

The Company has a defined contribution employee benefit plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code that is available to all employees who meet the 401(k) Plan's eligibility requirements. Employees may contribute up to the maximum limits allowed by the Internal Revenue Code. Effective January 1, 2006, the Company reinstated an employer matching contribution to the 401(k) Plan that provides for matching 50% of an employee's pre-tax contributions, up to the lesser of $2,000 or 6% of each participating employee's annual salary. Company employer matching contributions were $322,000, $0 and $0 during the years ended December 31, 2006, 2005 and 2004, respectively.

13. Commitments and Contingencies

Guarantees

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. The Company has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other such claims made against certain parties. We evaluate estimated losses for such indemnifications under Statement of Financial Accounting Standard No. 5, "*Accounting for Contingencies*" (FAS 5), as interpreted by FASB Interpretation 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" (FIN 45). We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of loss. It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not encountered material costs as a result of such obligations, and have not accrued any liabilities related to such indemnifications in our consolidated financial statements.

Officer and Director Indemnification

As permitted or required under Delaware law and to the maximum extent allowable under that law, the Company has certain obligations to indemnify its current and former officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. These indemnification obligations are valid as long as the officer or director acted in good faith and in a manner the person reasonable believed to be in or not opposed to the bests interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments the Company could be required to make under these indemnification obligations is unlimited; however, the Company has a director and officer insurance policy that mitigates the Company's exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company's insurance policy coverage, the Company believes the estimated fair value of these indemnification obligations is minimal.

Other Indemnifications

As is customary in the Company's industry, as provided for in local law in the U.S. and other jurisdictions, the Company's standard contracts provide remedies to its customers, such as defense, settlement or payment of

judgment for intellectual property claims related to the use of our products. From time to time, the Company provides standard indemnification to our customers against combinations of loss, expense or liability arising from various trigger events related to the sale and use of our products and services.

Litigation

On August 16, 2002, SMTC Manufacturing Corporation of Colorado ("SMTC") filed a breach of contract claim and related claims against the Company in District Court, County of Adams, Colorado. The claim was based on an inventory-purchasing dispute and SMTC sought damages of $13.4 million. On October 17, 2002, the Company filed a breach of contract counterclaim and other related counterclaims in District Court, County of Adams, Colorado for $1.0 million. On December 5, 2002, the Company amended its counterclaim to seek damages of $27.0 million. The Company settled the SMTC lawsuit in September 2004 and as a result recorded a charge for the quarter ending September 30, 2004, in the amount of $2.1 million to reflect the settlement amount and legal expenses associated with the settlement.

In November of 2003, the Company acquired Paragon. In connection with the acquisition, the Company assumed liabilities for value-added taxes and employee payroll taxes that may be payable to certain foreign taxing authorities. The estimated fair value of value-added taxes, employee payroll taxes and associated interest and penalties assumed was estimated to be approximately $840,000. Estimated employee payroll taxes, value-added taxes, and interest and penalties on unremitted balances incurred after the acquisition dates have been accrued and expensed. The total amount of the contingent liability as of December 31, 2006 including taxes was approximately $1.59 million. It is reasonably possible that the Company's estimates will differ from the amounts ultimately paid to settle this liability. Adjustments to the Company's estimates or to what is ultimately paid to taxing authorities in future periods will be included in earnings of the period in which the adjustment is determined.

Beginning on June 2, 2005, three purported shareholder class action lawsuits were filed in the United States District Court for the District of Colorado against Carrier Access Corporation and certain of our officers and directors. The cases, captioned *Croker v. Carrier Access Corporation, et al.*, Case No. 05-cv-1011-LTB; *Chisman v. Carrier Access Corporation, et al.*, Case No. 05-cv-1078-REB, and *Sved v. Carrier Access Corporation, et al.*, Case No. 05-cv-1280-EWN, have been consolidated and are purportedly brought on behalf of those who purchased our publicly traded securities between October 21, 2003 and May 20, 2004. Plaintiffs allege that defendants made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. The consolidated complaint is based upon allegations of wrongdoing in connection with our announcement of our intention to restate previously issued financial statements for the year ended December 31, 2004 and certain interim periods in each of the years ended December 31, 2004 and 2003. On July 18, 2006, the Court denied defendants' motions to dismiss the consolidated complaint. On February 6, 2007, the parties reached an agreement to settle the consolidated class actions for a payment of $7.4 million. The settlement will be funded in its entirety by the proceeds of the Company's directors and officers' insurance policy. The parties' agreement must be documented and submitted to the court for its approval.

Beginning on June 13, 2005, three purported shareholder derivative lawsuits were filed in the United States District Court for the District of Colorado, against various of our officers and directors and naming Carrier Access as a nominal defendant. The cases are captioned *Kenney v. Koenig, et al.*, Case No. 05-cv-1074-PSF, *Chaitman v. Koenig, et al.*, Case No. 05-cv-1095-LTB and *West Coast Management and Capital, LLC v. Koening {sic}, et al.* Case No. 05-cv-1134-RPM. These actions were consolidated in August 2005. The consolidated complaint includes claims for breach of fiduciary duty, abuse of control, waste of corporate assets, mismanagement and unjust enrichment, seek compensatory damages, disgorgement, and other relief, and are based on essentially the same allegations as the class actions described in the preceding paragraph. On October 12, 2005, we moved to dismiss for failure to plead demand futility, and the individual defendants moved to dismiss for failure to state a cause of action for breach of fiduciary duty, waste and all of the other counts. On

March 30, 2006, the District Court granted our Motion to Dismiss without prejudice. On March 7, 2007, a purported shareholder derivative lawsuit was filed in the United States District Court for the District of Colorado, against various of our officers and directors and naming Carrier Access as a nominal defendant. The case is captioned *West Coast Management and Capital LLC v. Koeing, et al.* Case No. 1:07CV00459 and is based on essentially the same allegations as the derivative suit filed by this same plaintiff described earlier in this paragraph.

On September 12, 2005, a purported shareholder derivative lawsuit was filed in Boulder County, Colorado District Court against several of our officers and directors naming Carrier Access as a nominal defendant. This case is captioned *Dietz v. Koenig, et. al.* On September 28, 2005 a purported shareholder derivative lawsuit was filed in the 20th District in the State of Colorado, Boulder County District Court, against several of our officers and directors and naming Carrier Access as a nominal defendant. This case is captioned *Novak v. Koenig et. al.* On October 24, 2005, we removed the Novak action to federal court and the parties have stayed the Dietz matter pending the above filed motions. The Dietz and Novak complaints include claims for breach of fiduciary duty, violation of by-laws and other relief, and are based on essentially the same allegations as the class actions described in the preceding paragraphs. Following the granting of our Motion to Dismiss in the consolidated federal shareholder derivative lawsuits referenced above, plaintiffs in *Dietz v. Koenig, et. al.* filed a Notice of Dismissal of Action Pursuant to C.R.C.P. 41(a)(1)(A) on April 6, 2006, which was granted by the respective court on April 11, 2006.

On July 3, 2006, a purported lawsuit for Inspection of Books and Records was filed in Chancery Court, Newcastle County, Delaware against Carrier Access Corporation by *West Coast Management and Capital, LLC*, a plaintiff in one of the three purported shareholder derivative lawsuits that were filed in the United States District Court for the District of Colorado (*West Coast Management and Capital, LLC v. Koening {sic}, et al.* Case No. 05-cv-1134-RPM), which as noted above, was dismissed. The case is captioned *West Coast Management and Capital, LLC v. Carrier Access Corporation, Case No. 2262-N.* The Complaint seeks to enforce a Delaware Section 220 request for books and records, reasonable fees and expenses, and such other and further relief that the Court may deem just and proper. Carrier Access answered the complaint on July 26, 2006 and simultaneously moved for a judgment on the pleadings. On November 14, 2006, the Court dismissed the plaintiff's complaint and entered a judgment in favor of Carrier Access.

Operating Leases

The Company leases certain office, manufacturing and warehouse space under various non-cancelable operating leases that expire through 2008. As of December 31, 2006, the following future minimum lease payments are due under our current lease obligations. In addition to these minimum lease payments, the Company is contractually obligated under certain of its lease agreements to pay certain operating expenses during the term of the leases, such as maintenance, taxes and insurance. This table excludes any leases expiring or subject to cancellation within twelve months subsequent to December 31, 2006 (in thousands):

Year ending December 31,	
2007	$ 689
2008	368
Thereafter	—
Total	$1,057

The Company records rent expense under non-cancelable operating leases, including the effect of any future rent escalations or rent holiday periods, on a straight-line basis over the term of the lease. Any difference between actual payments and recorded rent expense is reported within accrued liabilities.

Rent expense for the years ended December 31, 2006, 2005, and 2004 totaled $0.7 million, $0.6 million and $1.7 million, respectively.

Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supplies, the Company enters into agreements with contract manufacturers and suppliers that either allows them to procure inventory based upon demand as defined by the Company or based on established parameters defining the Company's requirements. Subject to certain limitations, the agreements allow the Company to cancel, reschedule or otherwise adjust the Company's inventory requirements in response to business needs prior to placement of firm orders. Consequently, at any given time, only a portion of the Company's total purchase commitments arising from these agreements represent firm non-cancelable and unconditional purchase commitments. As of December 31, 2006, the Company had placed non-cancelable purchase orders for approximately $12.5 million of inventory, supplies and services from certain of its vendors for delivery in 2007. These orders are generally placed up to 4 months in advance based on the lead-time of the inventory.

14. Subsequent Events

On February 6, 2007, the company reached an agreement to settle certain consolidated class actions, which are discussed in Note 13, for a payment of $7.4 million. The settlement will be funded in its entirety by the proceeds of the Company's directors and officers' insurance policy. The parties' agreement must be documented and submitted to the court for its approval. The $7.4 million insurance recovery has been reported in prepaid expenses and other current assets, and the $7.4 million settlement liability is reported in accrued expenses and other current liabilities as of December 31, 2006.

On March 5, 2007, the Company completed the acquisition of IP networking product assets from Mangrove Systems, Inc. of Wallingford, Connecticut in a cash transaction valued at approximately $8 million. Carrier Access has also hired 30 former employees of Mangrove to sell, support and continue research and development of the newly acquired Mangrove products. As a result of the acquisition of certain assets of Mangrove Systems, Inc., we expect to incur significantly higher intangible related expenses that could significantly impact operating results. For more information regarding this transaction, please see the current report on Form 8-K filed on March 8, 2007.

15. Quarterly Financial Information (unaudited)

The following information summarizes selected quarterly financial information for the two years ended December 31, 2006:

	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Net revenue	$12,519	$16,083	$24,871	$21,943
Cost of sales	9,137	9,862	13,057	11,468
Gross profit	3,382	6,221	11,814	10,475
Operating expenses:				
Research and development	7,264	6,953	7,598	4,999
Selling and marketing	4,015	3,855	3,567	3,370
General and administrative	2,069	2,255	2,557	2,885
Bad debts expense (recoveries)	(50)	25	(45)	(53)
Insurance recovery and restructuring charges	(232)	(252)	—	—
Intangible asset amortization	307	307	307	307
Income (loss) from operations	(9,991)	(6,922)	(2,170)	(1,033)
Other income, net	1,451	1,458	1,259	1,096
Income (loss) before income taxes	(8,540)	(5,464)	(911)	63
Income taxes (benefit)	10	(18)	(8)	—
Net income (loss)	$(8,550)	$(5,446)	$ (903)	$ 63
Income (loss) per share:				
Basic	$ (0.25)	$ (0.16)	$ (0.03)	$ (0.00)
Diluted	$ (0.25)	$ (0.16)	$ (0.03)	$ (0.00)

	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Net revenue	$21,145	$20,862	$18,925	$14,696
Cost of sales	12,122	11,918	11,281	9,590
Gross profit	9,023	8,944	7,644	5,106
Operating expenses:				
Research and development	3,817	4,138	4,257	4,799
Selling and marketing	2,921	2,623	3,208	3,324
General and administrative	2,701	3,411	2,035	1,683
Bad debts expense (recoveries)	(377)	38	58	328
Restructuring charges	(1)	84	—	369
Intangible asset amortization	308	307	307	307
Income (loss) from operations	(346)	(1,657)	(2,221)	(5,704)
Other income, net	1,006	820	772	694
Income (loss) before income taxes	660	(837)	(1,449)	(5,010)
Income taxes (benefit)	(4)	—	—	—
Net income (loss)	$ 664	$ (837)	$(1,449)	$(5,010)
Income (loss) per share:				
Basic	$ 0.02	$ (0.02)	$ (0.04)	$ (0.15)
Diluted	$ 0.02	$ (0.02)	$ (0.04)	$ (0.15)

16. Valuation and qualifying accounts (in thousands)

	Balance at Beginning of Period	Additions (Reductions) Charged to Operations	Recoveries (Write-offs)	Balance at End of Period
Allowance for doubtful accounts and returns:				
Year Ended:				
December 31, 2006	$ 860	$ 401	$(1,016)	$ 245
December 31, 2005	$ 359	$ 727	$ (226)	$ 860
December 31, 2004	$ 871	(289)	(223)	$ 359
Inventory obsolescence reserve:				
Year Ended:				
December 31, 2006	$ 7,775	$2,592	$(2,688)	$ 7,679
December 31, 2005	$ 6,552	$1,627	$ (404)	$ 7,775
December 31, 2004	$ 6,713	1,152	(1,313)	$ 6,552
Valuation Allowance for deferred tax assets:				
Year Ended:				
December 31, 2006	$28,973	$5,292	$ —	$34,265
December 31, 2005	$26,152	$2,821	$ —	$28,973
December 31, 2004	$23,817	2,335	—	$26,152

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

As of the end of the period covered by this Annual Report on Form 10-K, under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (1) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on its assessment of internal control over financial reporting, management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, HEIN & Associates LLP, has issued an attestation report on our assessment of internal control over financial reporting. Its report appears on page 79 of this report.

Changes in Internal Control over Disclosure and Reporting

No changes in our internal control over financial reporting occurred during the fiscal quarter ended December 31, 2006 that has materially effected, or is reasonably likely to materially effect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carrier Access Corporation

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting" (Item 9A) that Carrier Access Corporation and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Carrier Access Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Carrier Access Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Carrier Access Corporation and subsidiaries as of December 31, 2006 and the related consolidated statement of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado
March 12, 2007

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information required by this item regarding our directors and executive officers, our code of ethics and corporate governance matters is incorporated by reference to the information set forth in (i) the sections entitled "Proposal One — Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days following the end of our fiscal year ended December 31, 2006 (the "2007 Proxy Statement"), and (ii) the section entitled "Executive Officers of the Registrant" at the end of Part I of this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item regarding executive compensation is incorporated by reference to the information set forth in the sections entitled "Proposal One — Election of Directors — Director Compensation," and "Executive Officer Compensation" in our 2007 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item regarding security ownership of certain beneficial owners and management and related stockholder matters, as well as equity compensation, is incorporated by reference to the information set forth in the sections entitled "Security Ownership of Principal Stockholders and Management" and "Equity Compensation Plan Information" in our 2007 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item regarding certain relationships and related transactions is incorporated by reference to the information set forth in the sections entitled "Certain Relationships and Related Transactions" and "Proposal One — Election of Directors " in our 2007 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item regarding principal accounting fees and services is incorporated by reference to the information set forth under the "Proposal Two — Ratification of the Appointment of Independent Auditors" in the 2007 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report on Form 10-K:

1. *Consolidated Financial Statements.* The following consolidated financial statements of Carrier Access and the Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

	Page
Reports of Independent Registered Public Accounting Firms	44–45
Consolidated Balance Sheets as of December 31, 2006 and 2005	46
Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004	47
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004	48
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2006, 2005, and 2004	49
Notes to Consolidated Financial Statements	50

2. *Consolidated Financial Statement Schedule.* Schedules have been omitted as the required information is either not required, not applicable, or otherwise included in the Consolidated Financial Statements and notes thereto in Item 8 above.

3. *Exhibits.* The exhibits listed on the accompanying index to exhibits immediately following the signature page are filed as part of, or incorporated by reference into, this Form 10-K.

(b) *Exhibits.* See Item 15(a)(3) above.

(c) *Financial Statement Schedules.* See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on this 16th day of March 2007.

CARRIER ACCESS CORPORATION

By: /s/ GARY GATCHELL

Gary Gatchell
Executive Vice President and
Chief Financial Officer
Principal Accounting Officer and
Authorized Signatory

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Gary Gatchell and Nancy Pierce as his or her attorney-in-fact, with power of substitution in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that the attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the persons whose signatures appear below, which persons have signed such Report on Form 10-K on this 16th day of March 2007 in the capacities indicated:

Signature	Title
/s/ ROGER L. KOENIG (Roger L. Koenig)	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ GARY GATCHELL (Gary Gatchell)	Executive Vice President, Chief Financial Officer, (Principal Financial and Accounting Officer)
/s/ NANCY PIERCE (Nancy Pierce)	Corporate Development Officer, Director
/s/ JOHN W. BARNETT, JR. (John W. Barnett, Jr.)	Director
/s/ DAVID R. LAUBE (David R. Laube)	Director
/s/ MARK A. FLOYD (Mark A. Floyd)	Director
/s/ LANCE W. LORD (Lance W. Lord)	Director
/s/ THOMAS C. LAMMING (Thomas C. Lamming)	Director

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Registrant's Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, Reg. No. 333-53947 ("Registrant's 1998 S-1")).
3.2	Registrant's Bylaws (incorporated herein by reference to Exhibit 3.2 to the Registrant's 1998 S-1).
4.1	Form of Registrant's Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Registrant's 1998 S-1)).
10.1†	Registrant's 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.6 to the Registrant's 1998 S-1).
10.2†	Registrant's 1998 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Registrant's 1998 S-1).
10.3	Form of Directors' and Officers' Indemnification Agreement (incorporated herein by reference to Exhibit 10.4 to the Registrant's Form 10-K for the fiscal year ended December 31, 2004).
10.4†	Description of Cash Incentive Bonus Plan (incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed February 3, 2006).
10.5†	Description of Target Awards and Payout Formulas Under Cash Incentive Bonus Plan (incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed April 28, 2006).
10.6†	Offer Letter between the Registrant and Gary Gatchell dated June 8, 2005.
10.7†	Offer Letter between the Registrant and Allen E. Snyder dated as of November 2, 2006.
10.8*	Master Purchase Agreement between Cingular Wireless LLC and Paragon Networks International, Inc. effective December 1, 2002 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed November 3, 2006).
10.9*	Amendment No. 1 to Master Purchase Agreement between Cingular Wireless LLC and Carrier Access Corporation effective March 12, 2004 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q filed November 3, 2006).
10.10*	Supplement A to Master Purchase Agreement between Cingular Wireless LLC and Carrier Access Corporation effective July 14, 2006 (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q filed November 3, 2006).
21.1	Subsidiaries of Registrant
23.1	Consent of Hein & Associates LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (Reference is made to the preceding Signature Page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates management contract or compensatory plan or arrangement.

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Commission.

Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	Domicile
Carrier Access Operations Company	Colorado
Carrier Access Distribution Company	Colorado
Nevko, Inc.	Nevada
Carrier Access Holding Company	Delaware
Carrier Access Shanghai, Ltd.	China
Paragon Networks International, Inc.	Delaware
Paragon Networks Canada Ltd.	Canada
*CA Worldwide CV	Netherlands

* Partnership between Carrier Access Corporation and Carrier Access Holding Company

Exhibit 23.1

Consent of Independent Public Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-71209, 333-44904, and 333-65374 of Carrier Access Corporation on Form S-8 of our report, dated March 12, 2007 related to our audits of the consolidated balance sheets of Carrier Access Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the years ended December 31, 2006 and 2005, and our report dated March 12, 2007 related to management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, appearing in this Annual Report on Form 10-K of Carrier Access Corporation for the year ended December 31, 2006.

/s/ HEIN & ASSOCIATES LLP

Denver, Colorado
March 12, 2007

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Carrier Access Corporation:

We consent to the incorporation by reference in Registration Statement Nos. 333-71209, 333-44904, and 333-65374 of Carrier Access Corporation on Form S-8 of our report, dated March 21, 2005 (except as to note 13, which is as of August 1, 2005) related to our audit of the consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows of Carrier Access Corporation and subsidiaries for the year ended December 31, 2004, appearing in this Annual Report on Form 10-K of Carrier Access Corporation for the year ended December 31, 2006.

/s/ KPMG LLP

Boulder, Colorado
March 12, 2007

Exhibit 31.1

CERTIFICATIONS

I, Roger L. Koenig, Chairman of the Board of Directors, President and Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Carrier Access Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 16, 2007

/s/ ROGER L. KOENIG

Chairman of the Board of Directors,
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Gary Gatchell, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 10-K of Carrier Access Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 16, 2007

/s/ GARY GATCHELL

Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Roger L. Koenig, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Carrier Access Corporation on Form 10-K for the fiscal year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Carrier Access Corporation.

By: /s/ ROGER L. KOENIG
Name: **Roger L. Koenig**
Title: **Chief Executive Officer**

Date: March 16, 2007

I, Gary Gatchell, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Carrier Access Corporation on Form 10-K for the fiscal year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Carrier Access Corporation.

By: /s/ GARY GATCHELL
Name: **Gary Gatchell**
Title: **Executive Vice President and Chief Financial Officer**

Date: March 16, 2007

COMPANY STOCK PRICE PERFORMANCE

The following graph compares the cumulative total return to stockholders on the Company's Common Stock with the cumulative total return of the S&P 500 Index and the NASDAQ Telecommunications Index. The graph assumes that $100 was invested on December 31, 2001, in the Company's Common Stock and each of the indices discussed above. No dividends have been declared or paid on the Company's Common Stock. Note that historic stock price performance is not necessarily indicative of future stock price performance.



	12/01	12/02	12/03	12/04	12/05	12/06
Carrier Access Corporation	100.00	13.01	429.45	365.75	169.18	224.66
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
NASDAQ Telecommunications	100.00	61.62	110.79	106.16	100.63	127.11

COMPANY INFORMATION

Executive Officers and Directors

Roger L. Koenig
President, Chief Executive Officer,
Chairman of the Board

Allen E. Snyder
EVP, Chief Operating Officer

Nancy Pierce
VP, Corporate Development Officer, Director

Gary D. Gatchell
VP, Chief Financial Officer, Treasurer

David P. Whalen
EVP, Global Sales & Service

Kevin M. Kuznicki
Associate General Counsel, Corporate Secretary

David R. Laube
Lead Independent Director

John W. Barnett, Jr.
Independent Director

Mark A. Floyd
Independent Director

Thomas C. Lamming
Independent Director

General Lance W. Lord (USAF, retired)
Independent Director

Investor Relations

Stock Information
Carrier Access is traded
on the NASDAQ Global Market
under the symbol CACS.

Corporate Headquarters
5395 Pearl Parkway
Boulder, CO 80301
303.218.5455
www.carrieraccess.com

Transfer Agent
Computershare Investor Services
305 Indiana Street, Suite 800
Golden, CO 80401
303.262.0600

Independent Registered Public Accounting Firm
HEIN & Associates, LLP
717 17th Street
Suite 1600
Denver, CO 80202
303.298.9600

Legal Counsel
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, CA 94304
650.493.9300

Annual Meeting
May 30, 2007, 9:30 a.m. MDT
Carrier Access Corporate Headquarters
5395 Pearl Parkway
Boulder, CO 80301

Form 10-K
A copy of the Form 10-K filed with the Securities and Exchange Commission is available upon request to the Company.

Financial Information
For more information,
please contact
Investor Relations
303.218.5700
http://ir.carrieraccess.com



Revenues for 2006 were $75,416,000 – essentially flat compared to the $75,628,000 that we reported for 2005. Net loss for 2006 was $14,836,000 or 44 cents per share compared to a net loss for 2005 of $6,632,000 or 19 cents per share. The net loss for 2006 included several unusual expenses including $686,000 in legal fees associated with defense of shareholder lawsuits and related legal matters, as well as the adoption of SFAS 123R which contributed to $2,501,000 in stock option expenses.

Net loss year over year increased primarily due to our high level of spending on research and development of $26,814,000, as compared to total R&D expenses of $17,011,000 in 2005. In 2006 our continued strong investment in research and development through the acquisition and expansion of our R&D facility in Shanghai will accelerate new product deliveries while optimizing expenses in 2007.

During 2006, we maintained our strong balance sheet as we lowered our inventory position, and ended the year with cash and marketable securities of $110.8 million, up $2.4 million from $108.4 million reported at year end 2005.

We believe that our advancements in research and development and recent acquisitions, combined with industry partnerships, will positively position us to capitalize on the rapidly evolving needs of wireless service growth, government communications, and the accelerating conversion of telephone services to VoIP worldwide. Our developments are focused on providing our customers with the flexibility and cost efficiencies of software-based networking products – designed for the convergence and transformation of communications services.

Our goal is to optimize wireless and wireline networks for the enablement of media-rich communications with quality, security and convenience for consumers. Our management is focused on what we believe are the highest available growth markets to implement this goal. Our core technologies, innovations, customer installed base, partner agreements, employees, and quality reputation are the assets that we believe will form the foundation of our future growth.

On behalf of the Carrier Access Board of Directors, we would like to thank our employees, customers, partners and shareowners for your investments and continued support.

Roger L. Koenig



President, CEO and Chairman of the Board
Carrier Access Corporation

CARRIER ACCESS CORPORATION
5395 Pearl Parkway Boulder, Colorado 80301 303.218.5455
NASDAQ: CACS



CarrierAccess™
www.carrieraccess.com

Our Letter to Shareholders contains forward-looking statements regarding anticipated future demands for our products, expansion into new and existing markets and our future growth prospects, strategic partnerships, resource allocation and execution of our business strategy, that involve known and unknown risks and uncertainties. Readers are cautioned that these forward looking statements are only predictions that may differ materially from our or our industry's actual future results, and readers should not place undue reliance on these forward-looking statements. Many of the risks and uncertainties that may cause actual results to differ materially are discussed in our Annual Report on Form 10-K for the year ended December 31, 2006, a copy of which is contained herein, under the heading "Risk Factors" and in our periodic reports filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date hereof. Carrier Access disclaims any intent or obligation to update these forward-looking statements.

Copyright © 2007 Carrier Access Corporation.
All rights reserved.

Carrier Access Corporation, the Carrier Access logo, Access Navigator, Adit, Axxius, Broadmore, and Wide Bank are registered trademarks of Carrier Access Corporation. BROADway, EdgeFLEX, FLEXengine, FLEXmaster, MASTERseries, OctalFLEX, OMC Companion and QuadFLEX are trademarks of Carrier Access Corporation.

Shanghai
5 Bi Bo Road, 11th Floor
Pudong New Area
Shanghai, PRC 201203
86.21.50277738

Wallingford
10 Fairfield Boulevard
Wallingford, CT 06492
203.679.7500

END